UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 23, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2018 Report of UBS Group AG, which appears immediately following this page.

Our financial results

First quarter 2018  report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
6	Group performance

2.	UBS business divisions and Corporate Center
18	Global Wealth Management
21	Personal & Corporate Banking
24	Asset Management
27	Investment Bank
30	Corporate Center

3.	Risk, treasury and capital management
41	Risk management and control
46	Balance sheet, liquidity and funding management
51	Capital management

4.	Consolidated financial statements
67	UBS Group AG interim consolidated financial statements (unaudited)
134	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
138	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

140	Abbreviations frequently used in our financial reports
142	Information sources
143	Cautionary statement

Annual General Meeting 2018:                                           Thursday, 3 May 2018
Publication of the second quarter 2018 report:                     Tuesday, 24 July 2018
Publication of the third quarter 2018 report:                         Tuesday, 23 October 2018
Publication of the fourth quarter 2018 report:                      Monday, 21 January 2019

Corporate calendar UBS AG*

Publication of the first quarter 2018 report:                          Friday, 27 April 2018

*Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary Office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www.us.computershare.com/ investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2018. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

First quarter 2018  report

Our key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.18	31.12.17	31.3.17

Group results
Operating income	7,698	7,122	7,532
Operating expenses	5,725	6,266	5,842
Operating profit / (loss) before tax	1,973	855	1,690
Net profit / (loss) attributable to shareholders	1,514	(2,336)	1,269
Diluted earnings per share (CHF)[1]	0.39	(0.63)	0.33

Key performance indicators[2]
Profitability and growth
Return on tangible equity (%)	13.6	(20.2)	10.9
Adjusted return on tangible equity excluding deferred tax expense / benefit and deferred tax assets (%)	17.8	8.6	17.4
Cost / income ratio (%)	74.1	86.9	77.6
Net profit growth (%)	19.4		79.5
Resources
Common equity tier 1 capital ratio (%)[3]	13.1	13.8	14.1
Common equity tier 1 leverage ratio (%)[3]	3.76	3.69	3.55
Going concern leverage ratio (%)[3]	5.0	4.7	4.6

Additional information
Profitability
Return on equity (%)	11.8	(17.8)	9.5
Return on risk-weighted assets, gross (%)[4]	12.6	12.1	13.6
Return on leverage ratio denominator, gross (%)[4]	3.5	3.3	3.4
Resources
Total assets	919,361	915,642	909,608
Equity attributable to shareholders	51,243	51,214	53,661
Common equity tier 1 capital[3]	33,151	32,671	31,311
Risk-weighted assets[3]	253,753	237,494	221,785
Going concern capital ratio (%)[3]	17.3	17.6	18.2
Total loss-absorbing capacity ratio (%)[3]	31.2	33.0	33.2
Leverage ratio denominator[3]	882,469	886,116	881,183
Total loss-absorbing capacity leverage ratio (%)[3]	9.0	8.8	8.4
Liquidity coverage ratio (%)[5]	136	143	128
Other
Invested assets (CHF billion)[6,7]	3,155	3,179	2,922
Personnel (full-time equivalents)	62,537	61,253	59,416
Market capitalization[8]	64,752	69,125	61,736
Total book value per share (CHF)[8]	13.62	13.76	14.45
Tangible book value per share (CHF)[8]	11.97	12.04	12.71

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 Calculated as operating income before credit loss (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    5 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    6 Includes invested assets for Personal & Corporate Banking.    7 Certain account types were corrected during the fourth quarter of 2017. As a result, invested assets as of 31 March 2017 were corrected by CHF 12 billion.    8 Refer to “UBS shares” in the “Capital management” section of this report for more information.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
 “Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Limited” and “UBS Limited standalone”                                                 UBS Limited on a standalone basis

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Key financial reporting and accounting changes

IFRS 9, Financial Instruments

Effective 1 January 2018, we adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement and substantially changes the classification, measurement and impairment of financial assets, income statement and balance sheet presentation and disclosure of financial instruments and other arrangements in scope. As permitted by IFRS 9, we elected not to restate prior-period information.

The adoption of IFRS 9 has resulted in a CHF 0.6 billion reduction in our IFRS consolidated equity, net of tax, as well as a CHF 0.3 billion reduction in our common equity tier 1 capital as of 1 January 2018 with no material effect on our capital ratios.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report and to “IFRS 9, Financial Instruments” in the “Significant accounting and financial reporting changes in 2018” section of our Annual Report 2017 for more information

IFRS 15, Revenue from Contracts with Customers

Effective 1 January 2018, we adopted IFRS 15, Revenue from Contracts with Customers, which replaces IAS 18, Revenue,  and establishes principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied. As permitted by IFRS 15, we elected not to restate prior-period information. The adoption of IFRS 15 has resulted in a reduction in our IFRS consolidated equity of CHF 24 million, net of tax.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report and to “IFRS 15, Revenue from Contracts with Customers” in the “Significant accounting and financial reporting changes in 2018” section of our Annual Report 2017 for more information

Regulatory and legal developments

Swiss Federal Council consults on amendments to the Capital Adequacy Ordinance

In February 2018, the Swiss Federal Council issued a consultation on amendments to the Capital Adequacy Ordinance. Domestic systemically important banks (D-SIBs) would be subject to gone concern requirements, conceptually similar to those in effect for global systematically important banks (G-SIBs). These requirements would be limited to 40% of the going concern requirements for D-SIBs and could be fully met by state guarantees or similar mechanisms. The consultation also:

–   introduces a new capital treatment, applicable for all banks, whereby the current capital deduction for investments in subsidiaries would be replaced with a risk-weighting approach. This proposed change incorporates requirements that we have been applying since 1 July 2017, as required by a FINMA decree.

–   specifies going and gone concern requirements at a single-entity level that would result in new, as yet undetermined gone concern requirements for UBS AG standalone.

The consultation closes on 30 May 2018 and requirements are expected to enter into force on 1 January 2019.

→   Refer to the third quarter 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on the FINMA decree

Swiss Federal Council proposes tax law amendments related to loss-absorbing instruments

In February 2018, the Swiss Federal Council proposed amendments to Swiss tax law that, if enacted, would reduce the additional tax burden on debt issuances by bank top holding companies. The proposed changes would permit systemically important banks, such as UBS, to issue debt directly from their holding companies, as is contemplated under the international capital framework and the Swiss Capital Adequacy Ordinance, without incurring significant corporate tax disadvantages, as is the case today. As a next step, the proposal will be subject to debate in the Swiss Parliament.

Swiss Federal Council adopts bill on Tax Proposal 17

In March 2018, the Swiss Federal Council adopted a revised bill on corporate tax reform, known as Tax Proposal 17 (TP17). TP17 aims to reform the corporate tax system in Switzerland in response to international developments by abolishing preferential corporate tax regimes at the cantonal level and suggests measures to maintain the competitiveness of Switzerland in the tax field. Key elements include the introduction of a tax incentive on revenues from patents in accordance with OECD standards, additional deductions for research and development expenditure, an increase in the taxation of dividends from qualified participations and optional reliefs on the capital tax. Furthermore, TP17 would increase the cantonal share of the direct federal tax income from 17.0% to 21.2%. This increase is intended to permit cantons to reduce cantonal corporate income tax rates. TP17 is expected to affect our tax liability in Switzerland, although the ultimate effect cannot be determined until the legislation is enacted and contemplated changes are implemented by the cantons. TP17 may also affect the competitiveness of Switzerland as a business location.

Duties to customers in the US

In April 2018, the US Securities and Exchange Commission (SEC) proposed a new regulation and interpretation intended to enhance and clarify the duties of brokers and investment advisers to retail customers. The proposals would require broker- dealers and investment advisers to provide a new relationship summary to customers describing the relationship with the customer, the services offered, standards of conduct, fees and costs, conflicts of interest and disciplinary information. The new regulation would apply to broker-dealers and would require they act in a customer’s best interest when making an investment or investment strategy recommendation to a retail investor. The proposed interpretation clarifies certain obligations of investment advisers relating to acting in the best interest of clients, obtaining best execution of transactions, providing ongoing advice and monitoring, and disclosing and mitigating conflicts of interest. The proposed requirements, if adopted, would apply to a large portion of Global Wealth Management’s business in the US.

The proposals overlap with the US Department of Labor’s (DOL) fiduciary rule, which applies to retirement accounts, and which was being phased in through 2019. The DOL fiduciary rule was invalidated by a US court of appeals in March 2018, although the DOL has the right to appeal the decision through the end of April.

Group performance

Group performance

Income statement
	For the quarter ended			% change from
CHF million	31.3.18	31.12.17	31.3.17	4Q17	1Q17
Net interest income	1,743	1,672	1,696	4	3
Fee and commission income	4,882	4,772	4,789	2	2
Fee and commission expense	(409)	(478)	(436)	(14)	(6)
Net fee and commission income	4,473	4,294	4,353	4	3
Other net income from fair value changes on financial instruments	1,466	987	1,440	49	2
Credit loss (expense) / recovery	(25)	(89)	0	(72)
Other income	40	257	43	(84)	(6)
Total operating income	7,698	7,122	7,532	8	2
of which: net interest income and other net income from fair value changes on financial instruments	3,210	2,659	3,136	21	2
Personnel expenses	4,014	3,923	4,060	2	(1)
General and administrative expenses	1,424	2,054	1,506	(31)	(5)
Depreciation and impairment of property, equipment and software	272	272	255	0	6
Amortization and impairment of intangible assets	16	17	21	(9)	(26)
Total operating expenses	5,725	6,266	5,842	(9)	(2)
Operating profit / (loss) before tax	1,973	855	1,690	131	17
Tax expense / (benefit)	457	3,165	375	(86)	22
Net profit / (loss)	1,516	(2,310)	1,315		15
Net profit / (loss) attributable to non-controlling interests	1	27	47	(95)	(97)
Net profit / (loss) attributable to shareholders	1,514	(2,336)	1,269		19

Comprehensive income
Total comprehensive income	696	(2,125)	666		4
Total comprehensive income attributable to non-controlling interests	1	336	47	(100)	(98)
Total comprehensive income attributable to shareholders	695	(2,461)	620		12

Performance by business division and Corporate Center unit – reported and adjusted[1,2]
	For the quarter ended 31.3.18
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	4,195	947	441	2,308	(38)	(204)	49	7,698
Operating income (adjusted)	4,195	947	441	2,308	(38)	(204)	49	7,698

Operating expenses as reported	3,067	528	335	1,719	(2)	18	61	5,725
of which: personnel-related restructuring expenses[4]	3	1	1	11	47	0	0	64
of which: non-personnel-related restructuring expenses[4]	9	0	3	2	50	0	0	64
of which: restructuring expenses allocated from CC Services[4]	47	9	7	32	(96)	1	1	0
of which: gain related to changes to the Swiss pension plan[5]	(61)	(35)	(10)	(5)	(114)			(225)
Operating expenses (adjusted)	3,069	553	333	1,679	110	18	60	5,822
of which: net expenses for litigation, regulatory and similar matters[6]	31	0	0	(2)	(24)	0	(16)	(11)

Operating profit / (loss) before tax as reported	1,129	419	106	589	(35)	(222)	(12)	1,973
Operating profit / (loss) before tax (adjusted)	1,126	393	108	629	(147)	(222)	(11)	1,876

	For the quarter ended 31.12.17
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	4,068	986	622	1,726	(46)	(197)	(38)	7,122
of which: gains on sale of subsidiaries and businesses			153					153
of which: gains on sale of financial assets measured at fair value through OCI[7]				29				29
Operating income (adjusted)	4,068	986	469	1,697	(46)	(197)	(38)	6,940

Operating expenses as reported	3,286	593	384	1,678	110	17	198	6,266
of which: personnel-related restructuring expenses[4]	10	2	5	12	132	0	0	160
of which: non-personnel-related restructuring expenses[4]	24	0	6	6	185	0	0	221
of which: restructuring expenses allocated from CC Services[4]	159	34	19	106	(321)	1	1	0
of which: expenses from modification of terms for certain DCCP awards[8]				25				25
Operating expenses (adjusted)	3,092	557	353	1,530	114	16	197	5,860
of which: net expenses for litigation, regulatory and similar matters[6]	66	2	1	5	(1)	0	109	181

Operating profit / (loss) before tax as reported	782	392	238	49	(155)	(214)	(236)	855
Operating profit / (loss) before tax (adjusted)	976	428	116	168	(159)	(213)	(235)	1,079

Group performance

Performance by business division and Corporate Center unit – reported and adjusted (continued)[1,2]
	For the quarter ended 31.3.17
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,979	958	450	2,098	(18)	65	0	7,532
Operating income (adjusted)	3,979	958	450	2,098	(18)	65	0	7,532

Operating expenses as reported	3,039	540	347	1,619	204	2	93	5,842
of which: personnel-related restructuring expenses[4]	2	2	2	18	92	0	0	116
of which: non-personnel-related restructuring expenses[4]	11	0	5	2	110	(1)	0	127
of which: restructuring expenses allocated from CC Services[4]	98	17	13	57	(188)	0	2	0
Operating expenses (adjusted)	2,929	521	327	1,541	189	2	91	5,598
of which: net expenses for litigation, regulatory and similar matters[6]	36	0	0	0	(4)	0	1	33

Operating profit / (loss) before tax as reported	940	418	103	480	(222)	63	(93)	1,690
Operating profit / (loss) before tax (adjusted)	1,050	437	123	558	(207)	63	(91)	1,934

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Reflects restructuring expenses related to legacy cost programs.    5 Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.    6 Includes recoveries from third parties (first quarter of 2018: CHF 17 million; fourth quarter of 2017: CHF 2 million; first quarter of 2017: CHF 1 million).    7 Reflects a gain on the sale of our investment in London Clearing House in the fourth quarter of 2017. Figures presented for periods prior to the first quarter of 2018 relate to financial assets available for sale. With the adoption of IFRS 9, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information.    8 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.

Results: 1Q18 vs 1Q17

Profit before tax increased by CHF 283 million or 17% to CHF 1,973 million, reflecting higher operating income and lower operating expenses. Operating income increased by CHF 166 million or 2%, mainly reflecting CHF 120 million higher net fee and commission income. Operating expenses decreased by CHF 117 million or 2%, primarily due to CHF 82 million lower general and administrative expenses and a CHF 46 million decrease in personnel expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations. Following the completion of our CHF 2.1 billion cost reduction program at the end of 2017, which we refer to as our “legacy cost programs” in this report, we will no longer adjust our reported results for expenses relating to any new restructuring initiatives, unless the related restructuring expenses are material to the business in which the restructuring occurs. We will, however, continue to adjust for any residual restructuring expenses incurred in connection with our legacy cost programs over the course of 2018 and 2019. We currently expect restructuring costs in connection with our legacy cost programs of approximately CHF 0.5 billion for the full year 2018 and under CHF 0.2 billion in 2019.

For the purpose of determining adjusted results for the first quarter of 2018, we excluded a gain related to changes to our Swiss pension plan of CHF 225 million and net restructuring expenses related to legacy cost programs of CHF 128 million. For the first quarter of 2017, we excluded net restructuring expenses of CHF 244 million.

On this adjusted basis, profit before tax for the first quarter of 2018 decreased by CHF 58 million or 3% to CHF 1,876 million, driven by CHF 224 million or 4% higher operating expenses, partly offset by CHF 166 million or 2% higher operating income. In US dollar terms, adjusted profit before tax increased 3%.

→   Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information on changes to our Swiss pension plan

Operating income: 1Q18 vs 1Q17

Total operating income increased by CHF 166 million or 2% to CHF 7,698 million, mainly reflecting CHF 120 million higher net fee and commission income and a CHF 74 million increase in net interest income and other net income from fair value changes on financial instruments, partly offset by CHF 25 million higher credit loss expenses.

Net interest income and other net income from fair value changes on financial instruments
	For the quarter ended			% change from
CHF million	31.3.18	31.12.17	31.3.17	4Q17	1Q17
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income (AC / FVOCI)	940	1,247	1,251	(25)	(25)
Net interest income from financial instruments measured at fair value through profit or loss (FVTPL)	803	425	446	89	80
Other net income from fair value changes on financial instruments	1,466	987	1,440	49	2
Total	3,210	2,659	3,136	21	2
Global Wealth Management	1,294	1,283	1,251	1	3
of which: net interest income	1,018	1,055	968	(3)	5
of which: transaction-based income from foreign exchange and other intermediary activity[1]	277	229	283	21	(2)
Personal & Corporate Banking	609	630	598	(3)	2
of which: net interest income	507	525	514	(3)	(1)
of which: transaction-based income from foreign exchange and other intermediary activity[1]	102	105	84	(3)	22
Asset Management	(5)	(9)	(6)	(44)	(16)
Investment Bank[2]	1,450	980	1,214	48	20
Corporate Client Solutions	394	261	247	51	60
Investor Client Services	1,056	720	967	47	9
Corporate Center [2]	(139)	(226)	79	(38)
CC – Services	(6)	(9)	1	(33)
CC – Group ALM	(183)	(173)	86	6
CC – Non-core and Legacy Portfolio	49	(44)	(7)

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which is included in the income statement line "Other net income from fair value changes on financial instruments."    2 Investment Bank and Corporate Center information is provided at the business line level rather than by financial statement reporting line in order to reflect the underlying business activities, which is consistent with the structure of their management discussion and analysis in the “UBS business divisions and Corporate Center” section of this report.

Net interest income and other net income from fair value changes on financial instruments

Total combined net interest income and other net income from fair value changes on financial instruments increased by CHF 74 million to CHF 3,210 million, mainly driven by increases in the Investment Bank and Global Wealth Management, partly offset by a decrease in Corporate Center.

Global Wealth Management

In Global Wealth Management, net interest income increased by CHF 50 million to CHF 1,018 million, primarily due to an increase in net interest margin as well as an increase in lending revenues. This was partly offset by lower treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), mainly reflecting lower banking book interest income.

Transaction-based income from foreign exchange and other intermediary activity was broadly unchanged at CHF 277 million.

Personal & Corporate Banking

In Personal & Corporate Banking, net interest income decreased by CHF 7 million to CHF 507 million, mainly due to lower treasury-related income from Corporate Center – Group ALM, which was partly offset by higher deposit revenues.

Transaction-based income from foreign exchange and other intermediary activity increased by CHF 18 million to CHF 102 million, mainly due to higher net income from foreign exchange transactions.

Investment Bank

In the Investment Bank, net interest income and other net income from fair value changes on financial instruments increased by CHF 236 million, mainly due to a CHF 147 million increase in Corporate Client Solutions, primarily in Equity Capital Markets, driven by higher revenues from private transactions, and Debt Capital Markets. In addition, net interest income and other net income from fair value changes on financial instruments was CHF 89 million higher in Investor Client Services, reflecting higher revenues in Equities, mainly in Derivatives driven by increased client activity and stronger trading performance as market volatility increased. This was partly offset by a decrease in Foreign Exchange, Rates and Credit, compared with a strong prior-year quarter, as growth in derivatives and a steady performance in foreign exchange were offset by lower activity and less favorable market conditions across rates and credit flow products.

Group performance

Corporate Center

In Corporate Center, net interest income and other net income from fair value changes on financial instruments decreased by CHF 218 million, mainly reflecting a CHF 269 million decrease in Group ALM, primarily due to a reduction in revenues from the management of the Group’s high-quality liquid assets due to market-driven unfavorable spread developments and higher net interest expense in Group ALM’s portfolio of internal funding. This was partly offset by a CHF 56 million increase in Non-core and Legacy Portfolio, primarily due to valuation gains on financial assets measured at fair value through profit or loss. The first quarter of 2018 included valuation gains on auction rate securities, which were measured at amortized cost prior to 1 January 2018 and which are now measured at fair value through profit or loss effective 1 January 2018 upon adoption of IFRS 9.

Net fee and commission income

Net fee and commission income was CHF 4,473 million compared with CHF 4,353 million.

Investment fund fees and fees for portfolio management and related services increased by CHF 190 million to CHF 3,044 million, mainly in Global Wealth Management, predominantly driven by higher average invested assets and an increase in mandate penetration. These factors were partly offset by the effects of cross-border outflows in 2017.

Underwriting fees decreased by CHF 54 million to CHF 224 million, largely due to lower equity underwriting fees in the Investment Bank.

→   Refer to “Note 3 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was broadly unchanged at CHF 40 million compared with CHF 43 million.

→   Refer to “Note 4 Other income” in the “Consolidated financial statements” section of this report for more information

Credit loss (expense) / recovery
	For the quarter ended			% change from
CHF million	31.3.18	31.12.17	31.3.17	4Q17	1Q17
Global Wealth Management	3	(5)	(1)
Personal & Corporate Banking	(13)	4	7
Investment Bank	(15)	(79)	(6)	(81)	144
Corporate Center	0	(8)	0	(99)	19
Total	(25)	(89)	0	(72)

Credit loss expense / recovery

We have adopted IFRS 9, Financial Instruments effective 1 January 2018. IFRS 9 introduces a forward-looking expected credit loss (ECL) approach, which is intended to result in an earlier recognition of credit losses based on an ECL impairment approach compared with the incurred-loss impairment approach for financial instruments under IAS 39, Financial Instruments: Recognition and Measurement and the loss-provisioning approach for financial guarantees and loan commitments under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

Total net credit loss expenses were CHF 25 million in the first quarter of 2018, reflecting net losses of CHF 15 million related to credit-impaired (stage 3) positions and stage 1 and 2 net expected credit losses of CHF 10 million, mainly in the Investment Bank and Personal & Corporate Banking.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 9

→   Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information on credit loss expense / recovery

Operating expenses
	For the quarter ended			% change from
CHF million	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Operating expenses as reported
Personnel expenses	4,014	3,923	4,060	2	(1)
General and administrative expenses	1,424	2,054	1,506	(31)	(5)
Depreciation and impairment of property, equipment and software	272	272	255	0	6
Amortization and impairment of intangible assets	16	17	21	(9)	(26)
Total operating expenses as reported	5,725	6,266	5,842	(9)	(2)

Adjusting items
Personnel expenses	(161)	185	116
of which: restructuring expenses[1]	64	160	116
of which: gain related to changes to the Swiss pension plan[2]	(225)
of which: expenses from modifications of terms for certain DCCP awards[3]		25
General and administrative expenses[1]	64	220	124
Depreciation and impairment of property, equipment and software[1]	0	1	4
Amortization and impairment of intangible assets[1]	0	0	0
Total adjusting items	(97)	406	244

Operating expenses (adjusted)[4]
Personnel expenses	4,175	3,738	3,944	12	6
of which: salaries and variable compensation	2,533	2,045	2,340	24	8
of which: financial advisor variable compensation[5]	974	1,031	987	(6)	(1)
of which: other personnel expenses[6]	668	661	617	1	8
General and administrative expenses	1,360	1,834	1,382	(26)	(2)
of which: net expenses for litigation, regulatory and similar matters	(11)	181	33
of which: other general and administrative expenses	1,371	1,653	1,349	(17)	2
Depreciation and impairment of property, equipment and software	272	271	251	0	8
Amortization and impairment of intangible assets	16	17	21	(8)	(26)
Total operating expenses (adjusted)	5,822	5,860	5,598	(1)	4

1 Consists of restructuring expenses related to legacy cost programs.    2 Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.    3 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    6 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Group performance

Operating expenses: 1Q18 vs 1Q17

Total operating expenses decreased by CHF 117 million to CHF 5,725 million. Excluding net restructuring expenses related to legacy cost programs of CHF 128 million compared with CHF 244 million and a gain related to changes to our Swiss pension plan of CHF 225 million, adjusted total operating expenses increased by CHF 224 million to CHF 5,822 million.

Personnel expenses

Personnel expenses decreased by CHF 46 million to CHF 4,014 million, mainly due to the aforementioned gain of CHF 225 million in our Swiss pension plan, partly offset by CHF 142 million higher expenses for variable compensation and salaries. On an adjusted basis, personnel expenses increased by CHF 231 million to CHF 4,175 million, primarily reflecting higher expenses for variable compensation, mainly in the Investment Bank as a result of improved performance, as well as higher staffing levels and annual salary increases effective 1 March 2018.

→   Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 82 million to CHF 1,424 million on a reported basis and by CHF 22 million to CHF 1,360 million on an adjusted basis. The decrease in adjusted expenses was primarily due to CHF 44 million lower net expenses for litigation, regulatory and similar matters. The first quarter of 2017 included a credit of CHF 25 million related to the 2016 UK bank levy.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors” section of our Annual Report 2017 for more information on litigation, regulatory and similar matters

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software was CHF 272 million compared with CHF 255 million, mainly resulting from higher amortization expenses for internally generated capitalized software. This increase in amortization expenses was driven by newly developed software that has been placed in service over the last twelve months.

Restructuring expenses

Total restructuring expenses were CHF 155 million in the first quarter of 2018 (first quarter of 2017: CHF 244 million), of which CHF 91 million related to personnel expenses and CHF 64 million to general and administrative expenses. Of the total restructuring expenses in the first quarter of 2018, CHF 128 million (first quarter of 2017: CHF 244 million) related to our legacy cost programs and were excluded in determining adjusted results.

Tax: 1Q18 vs 1Q17

We recognized an income tax expense of CHF 457 million for the first quarter of 2018 compared with an income tax expense of CHF 375 million for the first quarter of 2017.

Deferred tax expenses were CHF 257 million compared with CHF 131 million and mainly related to the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

The current tax expense was CHF 200 million compared with CHF 244 million and related to taxable profits of UBS Switzerland AG and other legal entities in UBS Group. This includes an expense of CHF 13 million in respect of the US base erosion and anti-abuse tax (BEAT), which was introduced as part of the Tax Cuts and Jobs Act (TCJA) enacted in December 2017 and targets US businesses benefiting from deductible payments made to non-US related parties. We are considering certain planning options to mitigate the effects of BEAT and are awaiting guidance from the US Department of the Treasury on key aspects of the new tax law.

The enactment of the TCJA, which also included a reduction in the US federal corporate tax rate to 21% from 35%, coupled with the narrowing of the window between the end of our seven-year profit forecast period and the expiry of our US tax losses carried forward, may lead us, in the near term, to review our approach to the remeasurement of our US DTAs and the timing for recognizing deferred tax in our income statement.

We currently forecast a full-year tax rate for 2018 of approximately 25%, including the effects of BEAT, but excluding the effect of any remeasurement of DTAs and any change in the manner in which we remeasure DTAs. Insofar as our structural tax rate in recent years reflected only US state and local tax expenses on US earnings, the reduction in the US federal corporate tax rate to 21% beginning in 2018 is expected to have a minimal effect on the overall Group tax rate going forward, even once we begin to recognize deferred US federal corporate taxes in future years.

→   Refer to “Note 7 Income taxes” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Regulatory and legal developments” section of our Annual Report 2017 for more information on BEAT

Total comprehensive income attributable to shareholders: 1Q18 vs 1Q17

Total comprehensive income attributable to shareholders was CHF 695 million compared with CHF 620 million. Net profit attributable to shareholders was CHF 1,514 million compared with CHF 1,269 million and other comprehensive income (OCI) attributable to shareholders was negative CHF 820 million compared with negative CHF 649 million.

In the first quarter of 2018, OCI related to cash flow hedges was negative CHF 454 million, mainly reflecting a decrease in unrealized gains on hedging derivatives resulting from increases in long-term interest rates. In the first quarter of 2017, OCI related to cash flow hedges was negative CHF 198 million.

Foreign currency translation OCI was negative CHF 384 million in the first quarter of 2018, primarily resulting from the weakening of the US dollar against the Swiss franc. OCI related to foreign currency translation in the same quarter last year was negative CHF 365 million.

Defined benefit plan OCI was negative CHF 100 million compared with positive CHF 51 million. We recorded net pre-tax OCI losses of CHF 244 million related to our Swiss pension plan, primarily due to OCI losses of CHF 356 million from the return on plan assets and as the aforementioned gain of CHF 225 million recognized in the income statement related to changes to our Swiss pension plan was offset by a corresponding OCI loss to reflect the effect of the IFRS asset ceiling. These losses were partly offset by an OCI gain of CHF 314 million due to the remeasurement of the defined benefit obligation, primarily resulting from an increase in the applicable discount rate. Net pre-tax OCI gains related to non-Swiss pension plans amounted to CHF 101 million, mainly driven by the UK defined benefit plans.

OCI associated with financial assets measured at fair value through OCI was negative CHF 51 million compared with positive CHF 43 million and mainly reflected net unrealized losses following increases in the respective long-term interest rates.

OCI related to own credit on financial liabilities designated at fair value was positive CHF 170 million compared with negative CHF 181 million and mainly reflected a widening of credit spreads in the first quarter of 2018.

→   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 26 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2017 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 31 March 2018, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.6 billion in Global Wealth Management and Personal & Corporate Banking. Of this increase, approximately CHF 0.2 billion would result from changes in US dollar interest rates, compared with an estimated CHF 0.4 billion as of the end of 2017. The estimated decrease in US dollar interest rate sensitivity was driven by lower US dollar equity available for investment following the net DTA write-down in the fourth quarter of 2017 as well as an adjustment in the risk profile of our wealth management business in the Americas in response to a change in its deposit pricing strategy at the end of 2017.

The immediate effect on shareholders’ equity of such a shift in yield curves would be a decrease of approximately CHF 1.9 billion recognized in OCI, of which approximately CHF 1.4 billion would result from changes in US dollar interest rates. Since the majority of this effect on shareholders’ equity is related to cash flow hedge OCI, which is not recognized for the purposes of calculating regulatory capital, the immediate effect on regulatory capital would be an increase of approximately CHF 0.05 billion, primarily related to the estimated effect on pension fund assets and liabilities.

The aforementioned estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and financial assets available for sale. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

Key figures and personnel

Return on tangible equity: 1Q18 vs 1Q17

The annualized return on tangible equity (RoTE) was 13.6% compared with 10.9%. The annualized adjusted RoTE excluding deferred tax expense / benefit and DTAs was 17.8% compared with 17.4%.

Cost / income ratio: 1Q18 vs 1Q17

The cost / income ratio was 74.1% compared with 77.6%. On an adjusted basis, the cost / income ratio was 75.4% compared with 74.3%.

Common equity tier 1 capital ratio: 1Q18 vs 4Q17

Our common equity tier 1 (CET1) capital ratio decreased 0.7 percentage points to 13.1%, reflecting a CHF 16.3 billion increase in risk-weighted assets (RWA), partly offset by an increase in CET1 capital of CHF 0.5 billion.

→   Refer to the “Capital management” section of this report for more information

Group performance

Risk-weighted assets: 1Q18 vs 4Q17

During the first quarter of 2018, RWA increased by CHF 16.3 billion to CHF 253.8 billion, driven by asset size and other movements of CHF 11.7 billion, a net increase of CHF 5.0 billion related to model updates and regulatory add-ons, as well as methodology and policy changes of CHF 0.7 billion related to the transition effect of IFRS 9, partly offset by currency effects of CHF 1.1 billion.

→   Refer to the “Capital management” section of this report for more information

Common equity tier 1 leverage ratio: 1Q18 vs 4Q17

Our CET1 leverage ratio increased from 3.69% to 3.76% in the first quarter of 2018, reflecting the increase in CET1 capital and a decrease in the leverage ratio denominator (LRD).

→   Refer to the “Capital management” section of this report for more information

Going concern leverage ratio: 1Q18 vs 4Q17

Our going concern leverage ratio increased 0.3 percentage points to 5.0% as of 31 March 2018, reflecting an increase of CHF 2 billion in going concern capital and a decrease of CHF 4 billion in LRD.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 1Q18 vs 4Q17

During the first quarter of 2018, the LRD decreased by CHF 4 billion to CHF 882 billion. This decrease was primarily driven by currency effects of CHF 6 billion and incremental netting and collateral mitigation of CHF 1 billion, partly offset by asset size and other movements of CHF 4 billion, mainly in on-balance sheet exposures (excluding derivative exposures and securities financing transactions (SFTs)) and derivative exposures, partly offset by SFTs.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Return on equity
	As of or for the quarter ended
CHF million, except where indicated	31.3.18	31.12.17	31.3.17

Net profit
Net profit / (loss) attributable to shareholders	1,514	(2,336)	1,269
Amortization and impairment of intangible assets	16	17	21
Pre-tax adjusting items[1,2]	(97)	224	244
Tax effect on adjusting items[3]	21	(49)	(54)
Adjusted net profit / (loss) attributable to shareholders	1,455	(2,144)	1,480
of which: deferred tax (expense) / benefit[4]	(257)	(2,958)	(131)
Adjusted net profit / (loss) attributable to shareholders excluding deferred tax expense / benefit	1,711	814	1,611

Equity
Equity attributable to shareholders	51,243	51,214	53,661
Less: goodwill and intangible assets	6,235	6,398	6,458
Tangible equity attributable to shareholders	45,008	44,816	47,203
of which: DTAs not eligible as CET1 capital[5]	6,365	6,654	9,926
Tangible equity attributable to shareholders excluding DTAs	38,643	38,162	37,277

Return on equity
Return on equity (%)	11.8	(17.8)	9.5
Return on tangible equity (%)	13.6	(20.2)	10.9
Adjusted return on tangible equity (%)[1]	13.0	(18.7)	12.6
Adjusted return on tangible equity excluding deferred tax expense / benefit and DTAs (%)[1,6]	17.8	8.6	17.4

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Refer to the “Performance by business division and Corporate Center unit – reported and adjusted” table in this section for more information.    3 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.    4 Deferred tax expense / benefit in respect of taxable profits and any re-measurements of DTAs, such as the net write-down due to the Tax Cuts and Jobs Act enacted in the fourth quarter of 2017.    5 DTAs that do not qualify as CET1 capital, reflecting DTAs recognized for tax loss carry-forwards of CHF 5,907 million as of 31 March 2018 (31 December 2017: CHF 5,797 million; 31 March 2017: CHF 8,417 million) as well as DTAs on temporary differences, excess over threshold of CHF 458 million as of 31 March 2018 (31 December 2017: CHF 857 million; 31 March 2017: CHF 1,509 million), in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    6 Calculated as adjusted net profit / loss attributable to shareholders excluding deferred tax expense / benefit, such as the net write-down due to the Tax Cuts and Jobs Act enacted in the fourth quarter of 2017, divided by tangible equity attributable to shareholders excluding any DTAs that do not qualify as CET1 capital.

Net new money[1]
	For the quarter ended
CHF billion	31.3.18	31.12.17	31.3.17
Global Wealth Management	19.0	13.8	20.5
Asset Management	31.4	9.8	22.9
of which: excluding money market flows	26.6	9.8	19.7
of which: money market flows	4.7	0.0	3.2
1 Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	31.3.18	31.12.17	31.3.17	31.12.17	31.3.17
Global Wealth Management[1]	2,302	2,343	2,166	(2)	6
Asset Management	792	776	697	2	14
of which: excluding money market funds	713	701	628	2	14
of which: money market funds	79	76	69	4	14
1 Certain account types were corrected during the fourth quarter of 2017. As a result, invested assets as of 31 March 2017 were corrected by CHF 12 billion.

Personnel: 1Q18 vs 4Q17

We employed 62,537 personnel as of 31 March 2018, a net increase of 1,284 compared with 31 December 2017. Corporate Center – Services personnel increased by 943, primarily due to higher staffing levels related to continued insourcing of certain activities from third-party vendors to our Business Solutions Centers. Global Wealth Management personnel increased by 206, mainly reflecting business growth and strategic and regulatory initiatives, partly offset by a lower number of financial advisors.

Outlook

We remain confident that global economic growth prospects will continue to provide a supportive backdrop to markets, even though geopolitical tensions and the rise of protectionism remain a threat to investor confidence.

All of UBS’s businesses are affected by economic growth expectations, interest rates, equity market levels and foreign exchange rates. While higher compared with last year’s historic lows, market volatility remains muted overall, which is usually less conducive to client activity. Due to seasonal factors, second quarter transaction-based income in our Investment Bank and Global Wealth Management businesses is also typically lower than in the first quarter.

In the second quarter, funding costs related to long-term debt and capital instruments issued to comply with regulatory funding and liquidity requirements will be higher compared with the same period in 2017.

We continue to expect US dollar interest rates to rise gradually and the US economy to further improve, both of which will likely be supportive of US dollar net interest income. Momentum in our businesses is good, and we expect our results in the second quarter to provide further evidence of the strengths of our diversified business model as well as our progress towards achieving our strategic and financial targets.

UBS business
divisions
and Corporate
Center

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Results
Net interest income	1,018	1,055	968	(3)	5
Recurring net fee income[2]	2,283	2,283	2,128	0	7
Transaction-based income[3]	880	720	874	22	1
Other income	11	16	11	(33)	1
Income	4,192	4,074	3,980	3	5
Credit loss (expense) / recovery[4]	3	(5)	(1)
Total operating income	4,195	4,068	3,979	3	5
Personnel expenses	1,861	1,898	1,878	(2)	(1)
Salaries and other personnel costs	888	868	891	2	0
Financial advisor variable compensation[5,6]	828	852	790	(3)	5
Compensation commitments with recruited financial advisors[5,7]	146	179	197	(18)	(26)
General and administrative expenses	287	360	275	(20)	5
Services (to) / from Corporate Center and other business divisions	905	1,013	873	(11)	4
of which: services from CC – Services	878	989	844	(11)	4
Depreciation and impairment of property, equipment and software	1	1	1	(46)	(7)
Amortization and impairment of intangible assets	12	14	12	(10)	4
Total operating expenses	3,067	3,286	3,039	(7)	1
Business division operating profit / (loss) before tax	1,129	782	940	44	20

Adjusted results[8]
Total operating income as reported	4,195	4,068	3,979	3	5
Total operating income (adjusted)	4,195	4,068	3,979	3	5
Total operating expenses as reported	3,067	3,286	3,039	(7)	1
of which: personnel-related restructuring expenses[9]	3	10	2
of which: non-personnel-related restructuring expenses[9]	9	24	11
of which: restructuring expenses allocated from CC – Services[9]	47	159	98
of which: gain related to changes to the Swiss pension plan	(61)
Total operating expenses (adjusted)	3,069	3,092	2,929	(1)	5
Business division operating profit / (loss) before tax as reported	1,129	782	940	44	20
Business division operating profit / (loss) before tax (adjusted)	1,126	976	1,050	15	7

Key performance indicators[10]
Pre-tax profit growth (%)	20.0	10.6	22.2
Cost / income ratio (%)	73.2	80.7	76.4
Net new money growth (%)	3.2	2.5	3.9
Net margin on invested assets (bps)	19	14	18	43	10

Adjusted key performance indicators[8,10]
Pre-tax profit growth (%)	7.2	12.1	19.3
Cost / income ratio (%)	73.2	75.9	73.6
Net new money growth (%)	3.2	2.5	3.9
Net margin on invested assets (bps)	19	17	20	14	(2)

Global Wealth Management (continued)¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Additional information
Recurring income[11]	3,301	3,338	3,096	(1)	7
Recurring income as a percentage of income (%)	78.7	81.9	77.8
Average attributed equity (CHF billion)[12]	12.9	13.0	12.7	0	2
Return on attributed equity (%)[12]	34.9	24.1	29.6
Return on attributed tangible equity (%)[12]	56.9	39.7	49.4
Risk-weighted assets (CHF billion)[12]	58.6	56.7	53.8	3	9
of which: held by Global Wealth Management (CHF billion)	56.5	54.5	51.5	4	10
of which: held by CC – Group ALM on behalf of Global Wealth Management (CHF billion)[13]	2.1	2.2	2.3	(7)	(9)
Leverage ratio denominator (CHF billion)[12]	258.8	261.9	257.6	(1)	0
of which: held by Global Wealth Management (CHF billion)	202.3	199.8	184.7	1	9
of which: held by CC – Group ALM on behalf of Global Wealth Management (CHF billion)[13]	56.5	62.1	72.8	(9)	(22)
Goodwill and intangible assets (CHF billion)	4.8	5.0	5.0	(2)	(3)
Net new money (CHF billion)	19.0	13.8	20.5
Invested assets (CHF billion)[14]	2,302	2,343	2,166	(2)	6
Gross margin on invested assets (bps)	72	71	75	2	(3)
Adjusted gross margin on invested assets (bps)	72	71	75	2	(3)
Client assets (CHF billion)	2,551	2,593	2,403	(2)	6
Loans, gross (CHF billion)[15]	171.7	168.2	155.9	2	10
Due to customers (CHF billion)[15]	264.1	271.0	279.2	(3)	(5)
Recruitment loans to financial advisors[5]	2,374	2,553	2,952	(7)	(20)
Other loans to financial advisors[5]	952	565	566	68	68
Personnel (full-time equivalents)	23,383	23,177	23,203	1	1
Advisors (full-time equivalents)	10,654	10,616	10,819	0	(2)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with Other net income from fair value changes on financial instruments.    4 Upon adoption of IFRS 9 effective 1 January 2018, credit loss expenses include credit losses on recruitment loans to financial advisors previously recognized in personnel expenses. Prior periods were not restated.    5 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    6 Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    7 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    8 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    9 Reflects restructuring expenses related to legacy cost programs.    10 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    11 Recurring income consists of net interest income and recurring net fee income.    12 Refer to the “Capital management” section of this report for more information.    13 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center − Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.    14 Certain account types were corrected during the fourth quarter of 2017. As a result, invested assets as of 31 March 2017 were corrected by CHF 12 billion. The effect on net new money was immaterial.    15 Loans and Due to customers in this table include customer brokerage receivables and payables, respectively, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.

Regional breakdown of key figures[1]	CHF	USD	CHF	CHF	CHF	CHF	CHF
As of or for the quarter ended 31.3.18 CHF billion, except where indicated	Americas	Americas	EMEA	Asia Pacific	Switzerland	Total of regions[2]	of which: ultra high net worth (UHNW)
Net new money	7.1	7.5	4.8	6.0	1.6	19.5	10.9
Net new money growth (%)	2.3	2.4	3.6	6.4	3.2	3.3	3.8
Invested assets	1,199	1,258	522	379	199	2,299	1,155
Loans, gross	54[3]	57[3]	37	46	34	172
Advisors (full-time equivalents)	6,956	6,956	1,764	1,077	731	10,528	1,021[4]

1 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    2 Excluding minor functions with 126 advisors, CHF 3 billion of invested assets, CHF 1 billion of loans and CHF 0.5 billion of net new money outflows in the first quarter of 2018.    3 Loans include customer brokerage receivables which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.    4 Represents advisors who exclusively serve ultra high net worth clients in a globally managed unit.

Global Wealth Management

Results: 1Q18 vs 1Q17

Profit before tax increased by CHF 189 million or 20% to CHF 1,129 million, partly due to a credit of CHF 61 million related to changes to our Swiss pension plan. Adjusted profit before tax increased by CHF 76 million or 7% to CHF 1,126 million, reflecting higher operating income, partly offset by higher operating expenses.

In US dollar terms, adjusted profit before tax increased by 14%.

Operating income

Total operating income increased by CHF 216 million or 5% to CHF 4,195 million, predominantly driven by increased recurring net fee income and net interest income.

Net interest income increased by CHF 50 million to CHF 1,018 million, primarily due to an increase in net interest margin as well as an increase in lending revenues. This was partly offset by lower treasury-related income from Corporate Center – Group Asset and Liability Management, mainly reflecting lower banking book interest income, predominantly driven by the expiration of an interest rate hedge portfolio in 2017 and lower interest income from the investment of the Group’s equity.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 155 million to CHF 2,283 million, predominantly driven by higher average invested assets and an increase in mandate penetration. These factors were partly offset by the effects of cross-border outflows in 2017.

Transaction-based income increased by CHF 6 million to CHF 880 million, mainly due to increased client activity, partly offset by higher fees paid to Personal & Corporate Banking, reflecting increased volumes of referrals and net client shifts.

Other income remained stable at CHF 11 million.

Operating expenses

Total operating expenses increased by CHF 28 million or 1% to CHF 3,067 million and adjusted operating expenses increased by CHF 140 million or 5% to CHF 3,069 million. Including the aforementioned credit related to changes to our Swiss pension plan, personnel expenses decreased by CHF 17 million to CHF 1,861 million, while adjusted personnel expenses increased by CHF 44 million to CHF 1,920 million. This increase was mainly due to higher financial advisor variable compensation, partly offset by lower expenses for compensation commitments to recruited financial advisors in the Americas, as well as higher salaries and other personnel costs. General and administrative expenses increased by CHF 12 million to CHF 287 million, and adjusted general and administrative expenses increased by CHF 14 million to CHF 278 million, driven by higher regulatory costs. Net expenses for services from Corporate Center and other business divisions increased by CHF 32 million to CHF 905 million and adjusted net expenses for services increased by CHF 83 million to CHF 858 million, mainly reflecting higher expenses from Group Technology and for strategic and regulatory initiatives.

Net new money: 1Q18 vs 1Q17

Net new money was CHF 19.0 billion compared with CHF 20.5 billion, an annualized net new money growth rate of 3.2% compared with 3.9%. Net new money was positive in all regions. In the Americas, net new money was CHF 7.1 billion, reflecting record inflows from financial advisors employed with UBS for more than one year, partly offset by outflows from net recruiting. Net new money from ultra high net worth clients was CHF 10.9 billion compared with CHF 14.2 billion.

Invested assets: 1Q18 vs 4Q17

Invested assets decreased by CHF 41 billion to CHF 2,302 billion, mainly due to negative foreign currency translation effects of CHF 36 billion, primarily driven by the weakening of the US dollar against the Swiss franc, negative market performance of CHF 19 billion and reclassifications of CHF 5 billion, offset by net new money of CHF 19 billion. Mandate penetration increased to 33.1% from 32.9%.

Personal & Corporate Banking

Personal & Corporate Banking[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Results
Net interest income	507	525	514	(3)	(1)
Recurring net fee income[2]	154	155	139	(1)	11
Transaction-based income[3]	282	284	262	(1)	8
Other income	17	18	36	(10)	(54)
Income	960	982	951	(2)	1
Credit loss (expense) / recovery	(13)	4	7
Total operating income	947	986	958	(4)	(1)
Personnel expenses	178	188	213	(5)	(17)
General and administrative expenses	59	87	59	(33)	(1)
Services (to) / from Corporate Center and other business divisions	288	314	265	(8)	9
of which: services from CC – Services	311	339	292	(8)	6
Depreciation and impairment of property, equipment and software	3	4	3	(21)	7
Amortization and impairment of intangible assets	0	0	0
Total operating expenses	528	593	540	(11)	(2)
Business division operating profit / (loss) before tax	419	392	418	7	0

Adjusted results[4]
Total operating income as reported	947	986	958	(4)	(1)
Total operating income (adjusted)	947	986	958	(4)	(1)
Total operating expenses as reported	528	593	540	(11)	(2)
of which: personnel-related restructuring expenses[5]	1	2	2
of which: non-personnel-related restructuring expenses[5]	0	0	0
of which: restructuring expenses allocated from CC – Services[5]	9	34	17
of which: gain related to changes to the Swiss pension plan	(35)
Total operating expenses (adjusted)	553	557	521	(1)	6
Business division operating profit / (loss) before tax as reported	419	392	418	7	0
Business division operating profit / (loss) before tax (adjusted)	393	428	437	(8)	(10)

Key performance indicators[6]
Pre-tax profit growth (%)	0.2	4.8	4.8
Cost / income ratio (%)	55.0	60.4	56.8
Net interest margin (bps)	155	159	154	(3)	1
Net new business volume growth for personal banking (%)	6.3	1.0	6.7

Adjusted key performance indicators[4,6]
Pre-tax profit growth (%)	(10.0)	8.4	3.6
Cost / income ratio (%)	57.7	56.7	54.8
Net interest margin (bps)	155	159	154	(3)	1
Net new business volume growth for personal banking (%)	6.3	1.0	6.7

Personal & Corporate Banking

Personal & Corporate Banking (continued)¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Additional information
Average attributed equity (CHF billion)[7]	6.2	6.2	6.0	0	3
Return on attributed equity (%)[7]	27.0	25.3	27.7
Return on attributed tangible equity (%)[7]	27.0	25.3	27.7
Risk-weighted assets (CHF billion)[7]	50.5	49.1	45.5	3	11
of which: held by Personal & Corporate Banking (CHF billion)	49.5	48.0	44.4	3	11
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)[8]	1.0	1.0	1.1	0	(6)
Leverage ratio denominator (CHF billion)[7]	186.6	186.9	192.1	0	(3)
of which: held by Personal & Corporate Banking (CHF billion)	148.0	148.0	151.0	0	(2)
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)[8]	38.6	38.9	41.1	(1)	(6)
Business volume for personal banking (CHF billion)	156	155	152	0	3
Net new business volume for personal banking (CHF billion)	2.4	0.4	2.5
Client assets (CHF billion)[9]	652	667	648	(2)	1
Loans, gross (CHF billion)	130.8	131.4	133.9	0	(2)
Due to customers (CHF billion)	137.6	135.9	136.9	1	0
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.2	92.7	92.5
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[10]	1.2	0.6	0.5
Personnel (full-time equivalents)	5,160	5,102	5,132	1	1

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net income from fair value changes on financial instruments.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.    9 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    10 Refer to the “Risk management and control” section of this report for more information on (credit-) impaired exposures.

Results: 1Q18 vs 1Q17

Profit before tax increased by CHF 1 million to CHF 419 million, including a credit of CHF 35 million related to changes to our Swiss pension plan. Adjusted profit before tax decreased by CHF 44 million or 10% to CHF 393 million, mostly reflecting higher operating expenses.

Effective from 1 January 2018, we have reclassified certain expenses for clearing, credit card add-on services, as well as the client loyalty program that are incremental and incidental to revenues on a prospective basis to better align these costs with their associated revenues within operating income. This resulted in a CHF 16 million reduction in total operating income in the first quarter of 2018, of which CHF 14 million related to transaction-based income, and a roughly corresponding decrease in total operating expenses, including a CHF 15 million reduction in general and administrative expenses.

→   Refer to “Note 1.5 Other new accounting standards and changes in accounting policies effective first quarter 2018” in the “Consolidated financial statements” section of this report for more information

Operating income

Total operating income decreased by CHF 11 million or 1% to CHF 947 million, including the aforementioned CHF 16 million effect from the reclassification of expenses to revenues and reflecting lower other income and higher credit loss expenses, mostly offset by higher transaction-based income and recurring net fee income.

Net interest income decreased by CHF 7 million to CHF 507 million, due to lower allocated treasury-related income from Corporate Center – Group Asset and Liability Management mainly resulting from the expiration of an interest rate hedge portfolio in 2017, which was partly offset by higher deposit revenues.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 15 million to CHF 154 million, mainly reflecting higher custody and mandate fees.

Transaction-based income increased by CHF 20 million to CHF 282 million, mainly due to higher fees received from Global Wealth Management, reflecting increased volumes of referrals and net client shifts, partly as a result of a periodic review, as well as higher revenues from foreign exchange transactions partly offset by the aforementioned reclassification from expenses to revenues.

Other income decreased by CHF 19 million to CHF 17 million, mainly as a result of a CHF 20 million gain in the prior-year quarter on the sale of an income-producing real estate loan portfolio to a non-consolidated investment foundation in connection with our mortgage financing platform, UBS Atrium.

Net credit loss expenses were CHF 13 million compared with a credit loss recovery of CHF 7 million in the prior-year quarter, due to higher expenses for newly impaired positions. The implementation of IFRS 9 had no material effect on net credit losses in the first quarter of 2018.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on IFRS 9 and ECL

Operating expenses

Total operating expenses decreased by CHF 12 million or 2% to CHF 528 million, including the aforementioned CHF 35 million credit related to the changes to our Swiss pension plan. Adjusted operating expenses increased by CHF 33 million to CHF 553 million, despite a CHF 15 million reduction in general and administrative expenses due to the reclassification from expenses to revenues. The increase was mainly due to CHF 32 million higher adjusted net expenses for services from Corporate Center and other business divisions, mainly reflecting higher expenses from Group Technology and for strategic and regulatory initiatives.

Net new business volume growth for personal banking: 1Q18 vs 1Q17

The annualized net new business volume growth rate for our personal banking business was 6.3% compared with 6.7%. Net new client assets and, to a lesser extent, net new loans were positive.

Asset Management

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Results
Net management fees[2]	427	442	423	(3)	1
Performance fees	14	27	26	(46)	(45)
Gain / (loss) on sale of subsidiaries and businesses		153
Total operating income	441	622	450	(29)	(2)
Personnel expenses	167	174	162	(4)	4
General and administrative expenses	49	70	57	(31)	(14)
Services (to) / from Corporate Center and other business divisions	118	139	127	(15)	(7)
of which: services from CC – Services	129	148	135	(13)	(5)
Depreciation and impairment of property, equipment and software	0	0	0
Amortization and impairment of intangible assets	0	0	1		(77)
Total operating expenses	335	384	347	(13)	(3)
Business division operating profit / (loss) before tax	106	238	103	(55)	3

Adjusted results[3]
Total operating income as reported	441	622	450	(29)	(2)
of which: gain / (loss) on sale of subsidiaries and businesses		153
Total operating income (adjusted)	441	469	450	(6)	(2)
Total operating expenses as reported	335	384	347	(13)	(3)
of which: personnel-related restructuring expenses[4]	1	5	2
of which: non-personnel-related restructuring expenses[4]	3	6	5
of which: restructuring expenses allocated from CC – Services[4]	7	19	13
of which: gain related to changes to the Swiss pension plan	(10)
Total operating expenses (adjusted)	333	353	327	(6)	2
Business division operating profit / (loss) before tax as reported	106	238	103	(55)	3
Business division operating profit / (loss) before tax (adjusted)	108	116	123	(7)	(12)

Key performance indicators[5]
Pre-tax profit growth (%)	3.0	65.3	14.4
Cost / income ratio (%)	75.9	61.7	77.1
Net new money growth excluding money market flows (%)	15.2	5.9	13.3
Net margin on invested assets (bps)	5	13	6	(57)	(11)

Adjusted key performance indicators[3,5]
Pre-tax profit growth (%)[6]	(6.6)	(21.1)	13.9
Cost / income ratio (%)	75.6	75.3	72.7
Net new money growth excluding money market flows (%)	15.2	5.9	13.3
Net margin on invested assets (bps)	5	6	7	(10)	(24)

Information by business line / asset class
Net new money (CHF billion)
Equities	26.8	1.9	10.0
Fixed Income	3.7	3.8	9.6
of which: money market	4.7	0.0	3.2
Multi Assets & Solutions	1.3	1.2	1.5
Hedge Fund Businesses	(0.7)	(0.1)	0.7
Real Estate & Private Markets	0.3	3.0	1.1
Total net new money	31.4	9.8	22.9

Asset Management (continued)¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Invested assets (CHF billion)
Equities	312	293	242	7	29
Fixed Income	241	242	221	0	9
of which: money market	79	76	69	4	14
Multi Assets & Solutions	124	126	127	(2)	(2)
Hedge Fund Businesses	41	41	40	(1)	2
Real Estate & Private Markets	75	74	68	1	11
Total invested assets	792	776	697	2	14
of which: passive strategies	305	286	236	7	29

Information by region
Invested assets (CHF billion)
Americas	179	183	164	(2)	10
Asia Pacific	159	159	149	0	7
Europe, Middle East and Africa	194	174	147	12	33
Switzerland	259	261	238	(1)	9
Total invested assets	792	776	697	2	14

Information by channel
Invested assets (CHF billion)
Third-party institutional	501	486	431	3	16
Third-party wholesale	81	80	74	1	10
UBS’s wealth management businesses	210	210	192	0	9
Total invested assets	792	776	697	2	14

Assets under administration[7]
Assets under administration (CHF billion)[8]			439
Net new assets under administration (CHF billion)[9]			8.4
Gross margin on assets under administration (bps)			3

Additional information
Average attributed equity (CHF billion)[10]	1.7	1.7	1.7	(2)	(3)
Return on attributed equity (%)[10]	25.5	55.9	24.1
Return on attributed tangible equity (%)[10]	137.1	300.2	133.3
Risk-weighted assets (CHF billion)[10]	4.1	4.0	4.1	4	1
of which: held by Asset Management (CHF billion)	4.1	3.9	4.1	4	1
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)[11]	0.1	0.1	0.1	6	8
Leverage ratio denominator (CHF billion)[10]	4.9	4.8	4.8	3	3
of which: held by Asset Management (CHF billion)	2.7	2.7	2.7	0	(1)
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)[11]	2.2	2.1	2.1	6	8
Goodwill and intangible assets (CHF billion)	1.3	1.4	1.4	(4)	(5)
Gross margin on invested assets (bps)	22	33	27	(31)	(15)
Adjusted gross margin on invested assets (bps)	22	25	27	(9)	(15)
Personnel (full-time equivalents)	2,361	2,335	2,306	1	2

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees. Beginning 1 January 2018, net management fees additionally include fund and custody expenses recognized as contra revenues and previously included in operating expenses. Prior periods were not restated.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs.    5 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    6 Excluding the impact of business exits. Prior-period information has been restated.    7 Following the sale of our fund administration servicing units in Luxembourg and Switzerland to Northern Trust on 1 October 2017, we no longer report assets under administration.    8 Includes UBS and third-party fund assets for which the fund services unit provided professional services, including fund setup, accounting and reporting for traditional investment funds and alternative funds.    9 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    10 Refer to the “Capital management” section of this report for more information.    11 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Asset Management

Results: 1Q18 vs 1Q17

Profit before tax increased by CHF 3 million or 3% to CHF 106 million. Adjusted profit before tax decreased by CHF 15 million or 12% to CHF 108 million, reflecting reduced operating income and higher operating expenses.

Operating income

Total operating income decreased by CHF 9 million or 2% to CHF 441 million. Net management fees increased by CHF 4 million to CHF 427 million, driven by higher average invested assets, partly offset by lower revenues following the sale of our fund administration servicing units in October 2017 and the reclassification of fund and custody expenses from operating expenses to operating income to better align these costs with their associated revenues within operating income. In addition, the first quarter of 2017 included an impairment loss of CHF 14 million on a co-investment in an infrastructure fund.

→   Refer to the “Note 1.5 Other new accounting standards and changes in accounting policies effective first quarter 2018” in the “Consolidated financial statements” section of this report for more information

Performance fees declined by CHF 12 million to CHF 14 million, mainly in our hedge fund businesses and Real Estate.

As of 31 March 2018, 78% of performance fee-eligible assets within our hedge fund businesses exceeded high-water marks, which is broadly unchanged from the same quarter last year.

Operating expenses

Total operating expenses decreased by CHF 12 million or 3% to CHF 335 million, while adjusted operating expenses increased by CHF 6 million or 2% to CHF 333 million.

Despite a CHF 10 million credit related to the Swiss pension plan, personnel expenses increased by CHF 5 million to CHF 167 million. Adjusted personnel expenses increased by CHF 15 million to CHF 175 million, driven by higher expenses for variable compensation. General and administrative expenses decreased by CHF 8 million to CHF 49 million and on an adjusted basis decreased by CHF 6 million to CHF 46 million, primarily due to the aforementioned reclassification of fund and custody expenses from operating expenses to operating income, partly offset by higher research expenses related to the Markets in Financial Instruments Directive II (MiFID II) implementation. Net expenses for services from Corporate Center and other business divisions decreased by CHF 9 million to CHF 118 million and on an adjusted basis decreased by CHF 2 million to CHF 112 million. This decrease primarily reflects lower expenses from Group Operations following the aforementioned sale of our fund administration servicing units, partly offset by higher expenses from Group Technology.

Net new money: 1Q18  vs 1Q17

Excluding money market flows, net new money was CHF 26.6 billion compared with CHF 19.7 billion, an annualized net new money growth rate of 15.2% compared with 13.3%. The first quarter of 2018 included a single inflow from a European institutional client of CHF 13.6 billion, largely into indexed equities and, to a lesser extent, indexed fixed income. Client movements into lower-margin passive products are expected to continue to have a dampening effect on margins in future periods.

Invested assets: 1Q18  vs 4Q17

Invested assets increased to CHF 792 billion from CHF 776 billion, reflecting net new money inflows (including money market flows) of CHF 31 billion, partly offset by negative market performance of CHF 9 billion and negative foreign currency translation effects of CHF 7 billion, mainly resulting from the weakening of the US dollar against the Swiss franc.

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Results
Corporate Client Solutions	825	643	718	28	15
Advisory	186	143	166	30	12
Equity Capital Markets	294	229	252	28	16
Debt Capital Markets	247	188	210	31	18
Financing Solutions	69	68	93	1	(26)
Risk Management	31	15	(3)	111
Investor Client Services	1,498	1,163	1,387	29	8
Equities	1,097	900	934	22	17
Foreign Exchange, Rates and Credit	400	262	452	53	(11)
Income	2,323	1,806	2,104	29	10
Credit loss (expense) / recovery	(15)	(79)	(6)	(81)	144
Total operating income	2,308	1,726	2,098	34	10
Personnel expenses	897	648	818	38	10
General and administrative expenses	143	264	130	(46)	10
Services (to) / from Corporate Center and other business divisions	674	760	665	(11)	1
of which: services from CC – Services	651	735	641	(11)	2
Depreciation and impairment of property, equipment and software	2	3	3	(19)	(25)
Amortization and impairment of intangible assets	2	2	3	(2)	(21)
Total operating expenses	1,719	1,678	1,619	2	6
Business division operating profit / (loss) before tax	589	49	480		23

Adjusted results[2]
Total operating income as reported	2,308	1,726	2,098	34	10
of which: gains on sale of financial assets measured at fair value through OCI[3]		29
Total operating income (adjusted)	2,308	1,697	2,098	36	10
Total operating expenses as reported	1,719	1,678	1,619	2	6
of which: personnel-related restructuring expenses[4]	11	12	18
of which: non-personnel-related restructuring expenses[4]	2	6	2
of which: restructuring expenses allocated from CC – Services[4]	32	106	57
of which: gain related to changes to the Swiss pension plan	(5)
of which: expenses from modification of terms for certain DCCP awards[5]		25
Total operating expenses (adjusted)	1,679	1,530	1,541	10	9
Business division operating profit / (loss) before tax as reported	589	49	480		23
Business division operating profit / (loss) before tax (adjusted)	629	168	558	275	13

Key performance indicators[6]
Pre-tax profit growth (%)	22.7	(84.0)	89.7
Cost / income ratio (%)	74.0	92.9	76.9
Return on attributed equity (%)[7]	23.8	2.0	21.0

Adjusted key performance indicators[2,6]
Pre-tax profit growth (%)	12.8	(51.2)	50.8
Cost / income ratio (%)	72.3	86.1	73.2
Return on attributed equity (%)[7]	25.4	6.9	24.4

Investment Bank

Investment Bank (continued)¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Additional information
Total assets (CHF billion)[8]	252.4	262.9	228.6	(4)	10
Average attributed equity (CHF billion)[7]	9.9	9.8	9.1	1	8
Return on attributed tangible equity (%)[7]	24.1	2.1	21.4
Risk-weighted assets (CHF billion)[7]	87.1	75.0	66.2	16	32
of which: held by the Investment Bank (CHF billion)	86.6	74.5	65.4	16	32
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)[9]	0.5	0.5	0.8	(4)	(43)
Return on risk-weighted assets, gross (%)[10]	11.5	9.5	12.3
Leverage ratio denominator (CHF billion)[7]	276.7	283.6	277.5	(2)	0
of which: held by the Investment Bank (CHF billion)	257.6	264.1	245.1	(2)	5
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)[9]	19.1	19.4	32.4	(2)	(41)
Return on leverage ratio denominator, gross (%)[10]	3.3	2.6	3.3
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	(6)	(21)
Compensation ratio (%)	38.6	35.9	38.9
Average VaR (1-day, 95% confidence, 5 years of historical data)	15	10	8	58	93
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.0	1.0	0.9
Personnel (full-time equivalents)	4,867	4,822	4,851	1	0

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects a gain on the sale of our investment in London Clearing House in the fourth quarter of 2017. Figures presented for periods prior to the first quarter of 2018 relate to financial assets available for sale. With the adoption of IFRS 9, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9. Refer to “Note 1 Basis of Accounting” in the “Consolidated financial statements” section of this report for more information.    4 Reflects restructuring expenses related to legacy cost programs.    5 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    6 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    7 Refer to the “Capital management” section of this report for more information.    8 Based on third-party view, i.e., without intercompany balances.    9 Represents risk-weighted assets (RWA) and leverage ratio denominator (LRD) held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.    10 Based on total RWA and LRD.    11 Refer to the “Risk management and control” section of this report for more information on (credit-) impaired loan exposures.

Results: 1Q18 vs 1Q17

Profit before tax increased by CHF 109 million or 23% to CHF 589 million and adjusted profit before tax increased by CHF 71 million or 13% to CHF 629 million, mainly as a result of higher revenues in Equities and Corporate Client Solutions. In US dollar terms, adjusted profit before tax increased 20%.

Operating income

Total operating income increased by CHF 210 million or 10% to CHF 2,308 million, driven by a CHF 163 million increase in Equities revenues and a CHF 107 million increase in Corporate Client Solutions revenues. In US dollar terms, operating income increased 17%.

Corporate Client Solutions

Corporate Client Solutions revenues increased by CHF 107 million or 15% to CHF 825 million, reflecting higher revenues in Equity Capital Markets, Debt Capital Markets, Risk Management and Advisory. In US dollar terms, revenues increased 22%.

Advisory revenues increased to CHF 186 million from CHF 166 million, reflecting higher merger and acquisition revenues against a global fee pool decline of 15%, and higher revenues from private transactions.

Equity Capital Markets revenues increased to CHF 294 million from CHF 252 million, driven by higher revenues from private transactions, partly offset by lower revenues from public offerings compared with both a strong prior-year quarter and a 13% decrease in the global fee pool.

Debt Capital Markets revenues increased to CHF 247 million from CHF 210 million, due to higher investment grade and leveraged finance revenues against a global fee pool decrease of 1% and 23%, respectively.

Financing Solutions revenues decreased to CHF 69 million from CHF 93 million, mainly reflecting lower real estate finance and structured finance revenues.

Risk Management revenues were positive CHF 31 million compared with negative CHF 3 million, mainly resulting from lower losses on portfolio hedges.

Investor Client Services

Investor Client Services revenues increased by CHF 111 million or 8% to CHF 1,498 million, mainly due to an increase in Equities revenues, partly offset by a decrease in Foreign Exchange, Rates and Credit revenues. In US dollar terms, revenues increased 15%.

Equities

Equities revenues increased by CHF 163 million or 17% to CHF 1,097 million, as revenues rose in all products. In US dollar terms, revenues increased 25%.

Cash revenues increased to CHF 337 million from CHF 318 million, mainly due to improved client activity.

Derivatives revenues increased to CHF 340 million from CHF 241 million, driven by increased client activity and stronger trading performance as market volatility increased.

Financing Services revenues increased to CHF 424 million from CHF 379 million, due to higher Equity Finance revenues, as a result of increased client activity.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues decreased by CHF 52 million or 11% to CHF 400 million compared with a strong prior-year quarter, as growth in derivatives and a steady performance in foreign exchange were offset by lower activity and less favorable market conditions across rates and credit flow products. In US dollar terms, revenues decreased 6%.

Operating expenses

Total operating expenses increased by CHF 100 million or 6% to CHF 1,719 million, while adjusted operating expenses increased by CHF 138 million or 9% to CHF 1,679 million.

Personnel expenses increased to CHF 897 million from CHF 818 million and adjusted personnel expenses increased to CHF 890 million from CHF 800 million, reflecting higher variable compensation expenses as a result of improved performance.

General and administrative expenses increased by CHF 13 million to CHF 143 million and on an adjusted basis increased by CHF 13 million to CHF 141 million. This increase was mainly due to a credit of CHF 14 million in the prior-year quarter relating to the 2016 UK bank levy.

Net expenses for services from Corporate Center and other business divisions increased to CHF 674 million from CHF 665 million and adjusted net expenses increased to CHF 643 million from CHF 608 million, mainly driven by higher net expenses from Group Risk Control and Group Technology.

Risk-weighted assets and leverage ratio denominator: 1Q18 vs 4Q17

Risk-weighted assets

Total risk-weighted assets (RWA), including RWA held by Corporate Center – Group Asset and Liability Management (Group ALM) on behalf of the Investment Bank, increased by CHF 12 billion to CHF 87 billion as of 31 March 2018, mainly due to a CHF 9 billion increase in market risk RWA. This increase was driven by higher average regulatory and stressed value-at-risk levels, mainly due to option expiries and client activity during a period of increased market volatility.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD), including LRD held by Corporate Center – Group ALM on behalf of the Investment Bank, decreased by CHF 7 billion to CHF 277 billion as of 31 March 2018, mainly due to market- and client-driven decreases in trading portfolio assets as well as currency effects, partly offset by an increase in derivative exposures.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Corporate Center

Corporate Center

Corporate Center[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Results
Total operating income	(193)	(281)	47	(31)
Personnel expenses	911	1,014	989	(10)	(8)
General and administrative expenses	886	1,272	985	(30)	(10)
Services (to) / from business divisions	(1,986)	(2,226)	(1,930)	(11)	3
Depreciation and impairment of property, equipment and software	265	264	249	1	7
Amortization and impairment of intangible assets	0	0	5		(90)
Total operating expenses	77	325	298	(76)	(74)
Operating profit / (loss) before tax	(270)	(605)	(251)	(55)	7

Adjusted results[2]
Total operating income as reported	(193)	(281)	47	(31)
Total operating income (adjusted)	(193)	(281)	47	(31)
Total operating expenses as reported	77	325	298	(76)	(74)
of which: personnel-related restructuring expenses[3]	47	132	93
of which: non-personnel-related restructuring expenses[3]	50	185	110
of which: restructuring expenses allocated from CC – Services[3]	(94)	(319)	(185)
of which: gain related to changes to the Swiss pension plan	(114)
Total operating expenses (adjusted)	187	327	281	(43)	(33)
Operating profit / (loss) before tax as reported	(270)	(605)	(251)	(55)	7
Operating profit / (loss) before tax (adjusted)	(380)	(607)	(234)	(37)	62

Additional information
Average attributed equity (CHF billion)[4]	20.5	21.7	24.1	(5)	(15)
Total assets (CHF billion)[5]	310.5	312.8	348.8	(1)	(11)
Risk-weighted assets (fully applied, CHF billion)[4,6]	57.1	56.5	56.5	1	1
Leverage ratio denominator (fully applied, CHF billion)[4,6]	272.0	271.4	297.6	0	(9)
Personnel (full-time equivalents)	26,766	25,817	23,922	4	12

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Capital management” section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Prior to attributions to business divisions and other Corporate Center units for the purpose of attributing equity.

Corporate Center – Services

Corporate Center – Services[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Results
Total operating income	(38)	(46)	(18)	(18)	111
Personnel expenses	888	997	966	(11)	(8)
General and administrative expenses	877	1,127	965	(22)	(9)
Depreciation and impairment of property, equipment and software	265	264	249	1	7
Amortization and impairment of intangible assets	0	0	5		(90)
Total operating expenses before allocations to BDs and other CC units	2,031	2,389	2,185	(15)	(7)
Services (to) / from business divisions and other CC units	(2,033)	(2,279)	(1,981)	(11)	3
of which: services to Global Wealth Management	(878)	(989)	(844)	(11)	4
of which: services to Personal & Corporate Banking	(311)	(339)	(292)	(8)	6
of which: services to Asset Management	(129)	(148)	(135)	(13)	(5)
of which: services to Investment Bank	(651)	(735)	(641)	(11)	2
of which: services to CC – Group ALM	(42)	(42)	(29)	0	44
of which: services to CC – Non-core and Legacy Portfolio	(41)	(50)	(51)	(17)	(19)
Total operating expenses	(2)	110	204
Operating profit / (loss) before tax	(35)	(155)	(222)	(77)	(84)

Adjusted results[2]
Total operating income as reported	(38)	(46)	(18)	(18)	111
Total operating income (adjusted)	(38)	(46)	(18)	(18)	111
Total operating expenses as reported before allocations	2,031	2,389	2,185	(15)	(7)
of which: personnel-related restructuring expenses[3]	47	132	92
of which: non-personnel-related restructuring expenses[3]	50	185	110
Total operating expenses (adjusted) before allocations	2,047	2,072	1,983	(1)	3
Services (to) / from BDs and other CC units	(2,033)	(2,279)	(1,981)	(11)	3
of which: restructuring expenses allocated to BDs and other CC units[3]	(96)	(321)	(188)
of which: gain related to changes to the Swiss pension plan	(114)
Total operating expenses as reported after allocations	(2)	110	204
Total operating expenses (adjusted) after allocations	110	114	189	(3)	(42)
Operating profit / (loss) before tax as reported	(35)	(155)	(222)	(77)	(84)
Operating profit / (loss) before tax (adjusted)	(147)	(159)	(207)	(8)	(29)

Additional information
Average attributed equity (CHF billion)[4]	16.4	17.4	20.3	(6)	(19)
Total assets (CHF billion)[5]	20.8	20.9	23.4	0	(11)
Risk-weighted assets (fully applied, CHF billion)[4]	30.1	29.2	28.9	3	4
of which: held by CC – Services (fully applied, CHF billion)	30.1	29.2	28.9	3	4
Leverage ratio denominator (fully applied, CHF billion)[4]	8.1	6.8	6.5	18	24
of which: held by CC – Services (fully applied, CHF billion)	7.5	6.7	6.1	12	23
of which: held by CC – Group ALM on behalf of CC – Services (fully applied, CHF billion)[6]	0.6	0.1	0.4	435	41
Personnel (full-time equivalents)	26,566	25,623	23,720	4	12

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Capital management” section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Represents leverage ratio denominator held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Corporate Center

Results: 1Q18 vs 1Q17

Corporate Center – Services recorded a loss before tax of CHF 35 million, including a credit of CHF 114 million related to changes to our Swiss pension plan, compared with a loss of CHF 222 million, and an adjusted loss before tax of CHF 147 million compared with a loss of CHF 207 million.

Operating income

Operating income was negative CHF 38 million compared with negative CHF 18 million, mainly driven by lower treasury-related income from Group ALM and higher funding costs relating to Corporate Center – Services’ balance sheet assets.

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

Before allocations to business divisions and other Corporate Center units, total operating expenses decreased by CHF 154 million or 7% to CHF 2,031 million, mainly due to lower personnel expenses and lower restructuring costs. Adjusted operating expenses before allocations increased by CHF 64 million or 3% to CHF 2,047 million.

Personnel expenses decreased by CHF 78 million to CHF 888 million, mainly due to the aforementioned credit of CHF 114 million related to changes to our Swiss pension plan and lower restructuring costs. On an adjusted basis, personnel expenses increased by CHF 81 million to CHF 955 million, mainly driven by increased staffing levels related to continued insourcing of certain activities from third-party vendors to our Business Solution Centers.

General and administrative expenses decreased by CHF 88 million to CHF 877 million and on an adjusted basis decreased by CHF 32 million to CHF 827 million, mainly due to a credit of CHF 24 million related to litigation, regulatory and similar matters compared with a credit of CHF 4 million. Furthermore, the first quarter of 2018 included lower outsourcing and marketing costs, partly offset by higher expenses from Group Technology. Depreciation expenses increased to CHF 265 million from CHF 249 million, primarily reflecting higher amortization expenses for internally generated capitalized software.

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated expenses of CHF 2,033 million to the business divisions and other Corporate Center units compared with CHF 1,981 million. Adjusted net allocated expenses for services to business divisions and other Corporate Center units were CHF 1,937 million compared with CHF 1,793 million, mainly reflecting the aforementioned cost movements.

Operating expenses after service allocations to / from business divisions and other Corporate Center units

Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations were negative CHF 2 million compared with positive CHF 204 million and positive CHF 110 million compared with positive CHF 189 million on an adjusted basis, partly due to the aforementioned credit related to litigation, regulatory and similar matters.

Personnel: 1Q18 vs 4Q17

As of 31 March 2018, Corporate Center – Services employed 26,566 personnel, a net increase of 943 compared with 31 December 2017, primarily due to higher staffing levels related to continued insourcing of certain activities from third-party vendors to our Business Solutions Centers.

Corporate Center – Group Asset and Liability Management

Corporate Center – Group ALM[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Results
Business division-aligned risk management net income	130	158	209	(18)	(38)
Capital investment and issuance net income	(69)	(25)	(35)	177	94
Group structural risk management net income	(249)	(213)	(43)	17	475
Total risk management net income before allocations	(188)	(80)	130	135
Allocations to business divisions and other CC units	19	(64)	(88)
of which: Global Wealth Management	(55)	(96)	(104)	(42)	(47)
of which: Personal & Corporate Banking	(18)	(42)	(59)	(56)	(69)
of which: Asset Management	(4)	(4)	(5)	(19)	(22)
of which: Investment Bank	104	80	86	31	22
of which: CC – Services	(23)	(31)	(30)	(26)	(23)
of which: CC – Non-core and Legacy Portfolio	15	28	23	(47)	(36)
Total risk management net income after allocations	(169)	(144)	42	17
Accounting asymmetries related to economic hedges	9	(45)	22		(61)
Hedge accounting ineffectiveness[2]	(29)	(7)	(7)	307	317
Other	(14)	(1)	8
Total operating income as reported	(204)	(197)	65	4
Total operating income (adjusted)[3]	(204)	(197)	65	4
Personnel expenses	9	8	8	4	5
General and administrative expenses	10	12	4	(16)	181
Depreciation and impairment of property, equipment and software	0	0	0
Amortization and impairment of intangible assets	0	0	0
Services (to) / from business divisions and other CC units	(1)	(3)	(10)	(84)	(95)
Total operating expenses as reported	18	17	2	7
of which: personnel-related restructuring expenses[4]	0	0	0
of which: non-personnel-related restructuring expenses[4]	0	0	(1)
of which: restructuring expenses allocated from CC – Services[4]	1	1	0
Total operating expenses (adjusted)	18	16	2	10	966
Operating profit / (loss) before tax as reported	(222)	(214)	63	4
Operating profit / (loss) before tax (adjusted)[3]	(222)	(213)	63	4

Additional information
Average attributed equity (CHF billion)[5]	2.9	3.0	2.3	(4)	27
Total assets (CHF billion)[6]	249.1	245.7	265.1	1	(6)
Risk-weighted assets (CHF billion)[5]	11.1	11.2	10.5	(2)	6
of which: held by CC – Group ALM on behalf of BDs and other CC units (CHF billion)[7]	3.7	3.9	4.3	(4)	(14)
Leverage ratio denominator (CHF billion)[5]	251.1	249.9	271.8	0	(8)
of which: held by CC – Group ALM on behalf of BDs and other CC units (CHF billion)[7]	119.3	124.4	153.6	(4)	(22)
Personnel (full-time equivalents)	150	143	139	5	7

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Excludes ineffectiveness of hedges of net investments in foreign operations.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs.    5 Refer to the “Capital management” section of this report for more information.    6 Based on third-party view, i.e., without intercompany balances.    7 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Corporate Center

Results: 1Q18 vs 1Q17

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a loss before tax of CHF 222 million compared with a profit before tax of CHF 63 million, mainly as a result of unfavorable market developments together with structural factors including higher outstanding long-term debt compared with the first quarter of 2017.

Operating income

Total operating income after allocations to business divisions and other Corporate Center units was negative CHF 204 million compared with positive CHF 65 million, mainly due to lower retained income from Group structural risk management activities and hedge accounting ineffectiveness.

Total risk management net income before allocations to business divisions and other Corporate Center units was negative CHF 188 million compared with positive CHF 130 million, reflecting lower net income from all risk management and capital investment activities.

Business division-aligned risk management net income

Net income from business division-aligned risk management activities before allocations to business divisions and other Corporate Center units was CHF 130 million compared with CHF 209 million. This was mainly driven by the ongoing effect of negative Swiss franc and euro interest rates and the expiration of an interest rate hedge portfolio in 2017.

Capital investment and issuance net income

Net income from capital investment and issuance activities before allocations to business divisions and other Corporate Center units was negative CHF 69 million compared with negative CHF 35 million. This decrease was mainly due to a reduction in interest income from the investment of the Group’s equity due to lower interest rates on reinvestments, as well as an increase in net interest expense as a result of an increase in outstanding long-term debt that contributes to total loss-absorbing capacity.

Group structural risk management net income

Net income from Group structural risk management activities before allocations to business divisions and other Corporate Center units was negative CHF 249 million compared with negative CHF 43 million. Income related to the management of the Group’s high-quality liquid assets (HQLA) decreased by CHF 113 million, mainly due to market-driven shifts during the quarter, predominantly the widening of spreads between debt instruments held in our HQLA portfolio and overnight index swap (OIS)-based instruments we use to hedge this portfolio.

In addition, net interest expense from the management of Group ALM’s portfolio of internal funding increased by CHF 92 million, mainly as the result of higher outstanding long-term debt and the inclusion, following a change in accounting policy in the first quarter of 2018, of the interest expense on a portfolio of long-dated cross-currency swaps that was previously recognized in Other net income from fair value changes on financial instruments (prior to 1 January 2018: Net trading income) and reported in accounting asymmetries related to economic hedges.

→   Refer to “Note 1.5 Other new accounting standards and changes in accounting policies effective first quarter 2018” in the “Consolidated financial statements” section of this report for more information on the change in accounting policy

Allocations to business divisions and other Corporate Center units

Combined net income allocations from risk management activities to business divisions and other Corporate Center units were negative CHF 19 million compared with positive CHF 88 million, mainly reflecting the aforementioned lower net income from business division-aligned risk management activities, which is fully allocated to the business divisions, in particular Global Wealth Management and Personal & Corporate Banking.

Total risk management net income after allocations

Group ALM retained negative income of CHF 169 million from its risk management activities after allocations compared with positive CHF 42 million, mainly resulting from the aforementioned reduction in revenues from the management of the Group’s HQLA due to market-driven unfavorable spread developments and higher net interest expense in Group ALM’s portfolio of internal funding.

Retained income from risk management activities is entirely related to Group structural risk management and is mainly the net result of costs from buffers that are maintained by Group ALM at levels above the total consumption of the business divisions, including as a result of the build out of our legal entity structure, and the revenues generated by Group ALM from the management of the Group’s HQLA portfolio relative to the benchmark rates used to allocate the costs. Retained income from risk management activities can vary significantly quarter on quarter. However, under current market conditions, we expect it to average around negative CHF 100 million per quarter.

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was CHF 9 million compared with CHF 22 million, primarily due to a fair value loss of CHF 4 million compared with a gain of CHF 55 million on certain internal funding transactions, partly offset by higher fair value gains of CHF 15 million compared with negative CHF 18 million on interest rate derivative hedges. In addition, the first quarter of 2017 included interest expense of CHF 29 million relating to a portfolio of long-dated cross-currency basis swaps that are now reported in Group structural risk management net income as a result of the aforementioned accounting policy change.

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness was negative CHF 29 million compared with negative CHF 7 million. This ineffectiveness primarily arises from changes in the spread between the London Interbank Offered Rate (LIBOR) and the OIS rate due to differences in the way these affect the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate. In the first quarter of 2018, the spread between LIBOR and OIS widened significantly, particularly in US dollars.

Other

Other net income was negative CHF 14 million compared with positive CHF 8 million. The decrease was mainly related to lower interest income retained by Group ALM on behalf of non-controlling interests.

Balance sheet, risk-weighted assets, leverage ratio denominator: 1Q18 vs 4Q17

Balance sheet assets

Balance sheet assets increased by CHF 3 billion to CHF 249 billion, primarily due to an increase in net funds transferred by the business divisions to Group ALM.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Risk-weighted assets

Risk-weighted assets were stable at CHF 11 billion as of 31 March 2018.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator increased by CHF 1 billion to CHF 251 billion, consistent with the increase in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.18	31.12.17	31.3.17	4Q17	1Q17

Results
Income	49	(30)	0
Credit loss (expense) / recovery	0	(8)	0
Total operating income	49	(38)	0
Personnel expenses	14	9	15	62	(4)
General and administrative expenses	(1)	133	17
Services (to) / from business divisions and other CC units	48	56	61	(15)	(22)
of which: services from CC – Services	41	50	51	(17)	(19)
Depreciation and impairment of property, equipment and software	0	0	0
Amortization and impairment of intangible assets	0	0	0
Total operating expenses	61	198	93	(69)	(34)
Operating profit / (loss) before tax	(12)	(236)	(93)	(95)	(87)

Adjusted results[2]
Total operating income as reported	49	(38)	0
Total operating income (adjusted)	49	(38)	0
Total operating expenses as reported	61	198	93	(69)	(34)
of which: personnel-related restructuring expenses[3]	0	0	0
of which: non-personnel-related restructuring expenses[3]	0	0	0
of which: restructuring expenses allocated from CC – Services[3]	1	1	2
Total operating expenses (adjusted)	60	197	91	(70)	(34)
Operating profit / (loss) before tax as reported	(12)	(236)	(93)	(95)	(87)
Operating profit / (loss) before tax (adjusted)	(11)	(235)	(91)	(95)	(88)

Additional information
Average attributed equity (CHF billion)[4]	1.2	1.2	1.5	(3)	(20)
Total assets (CHF billion)[5]	40.5	46.2	60.2	(12)	(33)
Risk-weighted assets (CHF billion)[4]	15.9	16.1	17.2	(1)	(7)
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	15.9	16.1	17.1	(1)	(7)
Leverage ratio denominator (CHF billion)[4]	15.7	16.6	24.5	(6)	(36)
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	13.4	14.9	19.8	(10)	(32)
of which: held by CC – Group ALM on behalf of CC – Non-core and Legacy Portfolio (CHF billion)[6]	2.2	1.7	4.8	28	(53)
Personnel (full-time equivalents)	51	52	63	(2)	(19)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Capital management” section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Represents leverage ratio denominator held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Composition of Non-core and Legacy Portfolio[1]
CHF billion	RWA		Total assets[2]		LRD[3]
Category	31.3.18	31.12.17	31.3.18	31.12.17	31.3.18	31.12.17
Linear rates	1.2	1.3	25.5	28.6	5.5	6.2
Non-linear rates	0.3	0.2	7.3	8.4	1.2	1.2
Credit	0.3	0.3	0.6	0.7	1.1	0.9
Securitizations	1.8	1.9	0.7	0.9	0.7	0.8
Auction preferred stock and auction rate securities	0.5	0.6	1.7	2.1	1.7	2.1
Municipal swaps and options	0.4	0.5	1.8	2.1	1.3	1.5
Other	1.1	1.0	2.9	3.4	1.9	2.2
Operational risk	10.3	10.3
Total	15.9	16.1	40.5	46.2	13.4	14.9

1 The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions.    2 Total assets of CHF 40.5 billion as of 31 March 2018 (CHF 46.2 billion as of 31 December 2017) include positive replacement values (gross exposure excluding the effect of any counterparty netting) of CHF 33.7 billion (CHF 38.0 billion as of 31 December 2017).    3 Swiss SRB leverage ratio denominator.

Results: 1Q18 vs 1Q17

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 12 million compared with a loss of CHF 93 million.

Operating income

Total operating income was positive CHF 49 million compared with nil, mainly due to valuation gains on financial assets measured at fair value through profit or loss. The first quarter of 2018 included valuation gains on auction rate securities which were measured at amortized cost prior to 1 January 2018 and which are now measured at fair value through profit or loss effective 1 January 2018 upon adoption of IFRS 9.

→   Refer to “Note 1.4 Adoption of IFRS 9” in the “Consolidated financial statements” section of this report for more information

Operating expenses

Total operating expenses decreased by CHF 32 million or 34% to CHF 61 million, mainly due to a CHF 17 million credit related to certain receivables, as well as lower net expenses for services from other Corporate Center units and other business divisions. Furthermore, the first quarter of 2018 included lower professional fees.

Balance sheet, risk-weighted assets and leverage ratio denominator: 1Q18 vs 4Q17

Balance sheet assets

Balance sheet assets decreased by CHF 6 billion to CHF 41 billion, mainly reflecting a CHF 4 billion reduction in derivatives, primarily reflecting fair value changes related to foreign exchange and interest rate contracts as well as maturities and trade terminations.

Risk-weighted assets

Risk-weighted assets were stable at CHF 16 billion.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator decreased to CHF 13 billion from CHF 15 billion, consistent with the reduction in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Risk, treasury and capital management

Management report

Table of contents

41	Risk management and control
41	Credit risk
41	Market risk
42	Country risk
42	Operational risk
43	Key risk metrics

46	Balance sheet, liquidity and funding management
46	Strategy, objectives and governance
46	Adoption of IFRS 9
47	Assets and liquidity management
48	Liabilities and funding management

51	Capital management
52	Swiss SRB requirements and information
53	Total loss-absorbing capacity
57	Risk-weighted assets
60	Leverage ratio denominator
62	Equity attribution and return on attributed equity
64	UBS shares

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2017.

Credit risk

We have adopted IFRS 9, Financial Instruments, effective as of 1 January 2018. IFRS 9 introduces a forward-looking expected credit loss (ECL) approach, which is intended to result in an earlier recognition of credit losses based on an ECL impairment approach compared with the incurred-loss impairment approach for financial instruments under IAS 39, Financial Instruments: Recognition and Measurement, and the loss-provisioning approach for financial guarantees and loan commitments under IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Total net credit loss expenses were CHF 25 million in the first quarter of 2018, reflecting net losses of CHF 15 million related to credit-impaired (stage 3) positions and stage 1 and 2 net expected credit losses of CHF 10 million.

The “Banking and traded products exposure by business division and Corporate Center unit” table on the next page was enhanced to reflect the exposures in scope of ECL (adding Other financial assets measured at amortized cost with an amount of CHF 19.3 billion), and to report allowances and provisions by ECL stages and credit-impaired positions (stage 3). The exposures were also affected by the reclassifications under IFRS 9.

→   Refer to “Note 1 Basis of Accounting” and “Note 9 Expected credit loss measurement“ in the “Consolidated financial statements” section of this report for more information on IFRS 9 and ECL

Overall credit risk exposures were broadly unchanged during the first quarter of 2018.

We continue to manage our Swiss lending portfolios prudently and remain watchful for any signs of deterioration that could affect our counterparties.

Within the Investment Bank, our leveraged loan underwriting business continued to see a steady flow of transactions, the majority of which were sub-investment grade, and our overall ability to distribute risk remained robust. Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter.

Market risk

We continued to manage market risks at generally low levels with management value-at-risk (VaR) well within our limits. Average management VaR (1-day, 95% confidence level) increased to CHF 16 million from CHF 11 million in the previous quarter, driven by the Investment Bank’s equities, rates and credit businesses, mainly due to option expiries and client activity during a period of increased market volatility.

There were no Group VaR negative backtesting exceptions in the first quarter of 2018 and the total number of negative backtesting exceptions within a 250-business-day window remained at 1. The FINMA VaR multiplier for market risk RWA remained unchanged at 3.

As of 31 March 2018, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was negative CHF 1.6 million compared with approximately nil as of 31 December 2017. The increase in negative interest rate sensitivity was primarily driven by an adjustment of the risk profile in the Americas region of Global Wealth Management during the first quarter of 2018 in response to an increase in modeled deposit duration as a result of a change in deposit pricing strategy at the end of 2017.

A portion of the fair value change resulting from the banking book interest rate sensitivity would affect other comprehensive income (OCI). The interest rate sensitivity to a +1 basis point parallel shift in yield curves of financial assets and derivatives in the banking book valued through OCI was negative CHF 23 million as of 31 March 2018. This OCI sensitivity was predominantly attributable to cash flow hedges denominated in US dollars and, to a lesser extent, in euros and Swiss francs. These cash flow hedges are not recognized for the purposes of calculating regulatory capital.

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information on the effect of rising interest rates on equity, capital and net interest income

Risk management and control

Country risk

We remain watchful of developments in Europe and political shifts in a number of countries. Our direct exposure to peripheral European countries remained limited, although we continue to have significant country risk exposure to major EU economies, including the UK, Germany and France.

We are monitoring our exposure to Russia and to entities affected by recently expanded sanctions against certain Russian entities and nationals, but we have not observed a significant increase in risk to date.

We remain comfortable with our direct exposure to China, and our exposure to other emerging market countries is generally well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2017 for more information

Operational risk

The pervasive consequential risk themes that continue to challenge UBS and the financial industry are operational resilience, which is the ability to respond to disruptions and maintain effective day-to-day business activities, conduct and culture, and financial crime. In 2018, we are continuing to focus on regulatory reporting and are enhancing our regulatory developments tracking.

Cyber security is at the forefront of operational resilience, and we continue to invest in preemptive and detective measures to defend against evolving and highly sophisticated attacks. We have set our cyber security objectives in line with prevailing international standards, and our investment priorities focus on behaviors, readiness to address a cyberattack, data protection, and application and infrastructure security.

Given the profile of our wealth management businesses, geopolitical developments and heightened regulatory expectations, maintaining effective programs for prevention and detection of money laundering and for sanctions compliance remains a high priority for us. We continue to invest in improving our detection and monitoring capabilities, including automation of our processes to meet regulatory expectations.

Conduct risk remains one of the most significant risks across the industry and we continue our efforts to provide the right framework for the management of conduct risk. We are enhancing our operational risk framework assessment processes, including legal entity management reporting.

Key risk metrics

Banking and traded products exposure by business division and Corporate Center unit
	31.3.18
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products[1,2]
Gross exposure (IFRS 9)	182,334	152,177	1,172	39,632	973	112,169	530	488,986
of which: loans and advances to customers (on-balance sheet)	167,629	130,800	0	10,618	60	7,848	65	317,019
of which: guarantees and loan commitments (off-balance sheet)	5,289	18,506	0	23,234	102	2	16	47,149
Traded products[3,4]
Gross exposure	10,411	1,078	0	38,541				50,030
of which: over-the-counter derivatives	6,590	1,006	0	10,877				18,473
of which: securities financing transactions	211	0	0	22,402				22,614
of which: exchange-traded derivatives	3,610	72	0	5,261				8,943
Other credit lines, gross[2,5]	8,873	23,391	0	3,568	55	6	0	35,892
Total credit-impaired exposure, gross (stage 3)[2]	706	1,804	0	126	0	25	394	3,057
Total allowances and provisions for expected credit losses (stages 1 to 3)[2]	295	701	0	85	0	2	15	1,098
of which: stage 1	53	59	0	29	0	2	0	143
of which: stage 2	30	161	0	3	0	0	0	194
of which: stage 3 (allowances and provisions for credit-impaired exposures)	213	481	0	53	0	0	15	762

1 IFRS 9 gross exposure including other financial assets at amortized costs, but excluding cash, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines. Not directly comparable to the table as of 31 December 2017, which was prepared under IAS 39 and IAS 37 and represents an internal risk view.    2 Refer to “Note 1 Basis of Accounting” and “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information on IFRS 9 expected credit losses.    3 Internal management view of credit risk, which differs in certain respects from IFRS.    4 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Group ALM is provided.    5 Unconditionally revocable committed credit lines.

	31.12.17
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure (IAS 39, IAS 37, internal risk view)[1,2,3,4]	173,370	151,576	570	46,433	496	96,585	90	469,122
of which: loans (on-balance sheet)	163,581	130,311	1	12,017	34	7,226	88	313,256
of which: guarantees and loan commitments (off-balance sheet)	4,650	18,711	0	25,659	106	2	2	49,130
Total impaired exposure, gross	182[5]	906	0	139	0	0	48	1,275
of which: impaired loan exposure, gross	182[5]	733	0	110			48	1,074
Total allowances and provisions for credit losses	131[5,6]	472	0	61[7]	0	0	29[7]	694[7]
Traded products[1,7]
Gross exposure	8,488	1,310	0	34,729				44,527
of which: over-the-counter derivatives	5,573	1,234	0	11,444				18,250
of which: securities financing transactions	222	0	0	17,842				18,064
of which: exchange-traded derivatives	2,693	76	0	5,444				8,213

1 Internal management view of credit risk, which differs in certain respects from IFRS.    2 Excludes reclassified securities and similar acquired securities held by Corporate Center – Non-core and Legacy Portfolio and loans designated at fair value.    3 Upon adoption of IFRS 9 on 1 January 2018, certain Global Wealth Management customer brokerage receivable balances were reclassified from Loans and advances to customers to a separately reported Brokerage receivables line and are therefore no longer included in this table. For comparability, the corresponding customer brokerage receivable balances as of 31 December 2017, totaling CHF 4.6 billion, have also been excluded from this table. In addition, as a result of certain balance sheet presentation changes, CHF 1.1 billion of leasing receivables in Personal & Corporate Banking are no longer reported within Loans as of 31 December 2017.    4 As of 31 December 2017, loan exposures reported under IFRS for the Investment Bank and Corporate Center – Non-core and Legacy Portfolio were CHF 11,165 million and CHF 2,226 million, respectively. For all other business divisions and Corporate Center units, IFRS loans exposure was the same as the internal management view.    5 The increase in impaired exposures and allowances relates mainly to a margin loan to a single client originated by Wealth Management and risk-managed by the Investment Bank.    6 Does not include allowances for Other assets of CHF 19 million, of which CHF 14 million were in Corporate Center – Non-core and Legacy Portfolio and CHF 5 million were in the Investment Bank, as well as allowance of CHF 82 million on loans to financial advisors in Global Wealth Management.    7 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Group ALM is provided.

Risk management and control

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross[1]
	Global Wealth Management		Personal & Corporate Banking
CHF million	31.3.18	31.12.17	31.3.18	31.12.17
Secured by residential property	46,872	46,011	95,388	95,381
Secured by commercial / industrial property	2,071	2,071	16,755	16,619
Secured by cash	14,044	14,528	1,459	1,458
Secured by securities	94,720	91,582	1,564	1,868
Secured by guarantees and other collateral	9,017	8,669	5,396	5,373
Unsecured loans and advances to customers	905	720	10,238	9,611
Total loans and advances to customers, gross	167,629	163,581	130,800	130,311
Allowances[2]	(173)	(130)	(601)	(431)
Total loans and advances to customers, net of allowances	167,455	163,451	130,198	129,880

1 Balances as of 31 March 2018 are comprised of the balance sheet line “Loans and advances to customers”. Upon adoption of IFRS 9 on 1 January 2018, certain Global Wealth Management customer brokerage receivable balances were reclassified from Loans and advances to customers to a separately reported Brokerage receivables line and are therefore no longer included in this table. For comparability, the corresponding customer brokerage receivable balances as of 31 December 2017, totaling CHF 4.6 billion, have also been excluded from this table. In addition, as a result of certain balance sheet presentation changes, CHF 1.1 billion of leasing receivables in Personal & Corporate Banking are no longer reported within Loans and advances to customers as of 31 December 2017.    2 Allowances as of 31 March 2018 were calculated in accordance with the expected credit loss requirements of IFRS 9 (stages 1 to 3) for the balance sheet line Loans and advances to customers. Allowances as of 31 December 2017 were calculated in accordance with IAS 39 and have been adjusted to exclude allowances related to certain customer brokerage receivables and finance lease receivables as described in the previous footnote. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on IFRS 9.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type[1]
					Average by risk type
CHF million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management (EMEA, Switzerland, APAC)[2]	0	0	0	0	0	0	0	0	0
Global Wealth Management (Americas)[2]	1	1	1	1	0	1	2	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	24	11	15	12	7	6	3	2
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	3	6	3	4	0	4	1	1	0
CC – Non-core and Legacy Portfolio	2	3	3	3	1	2	2	0	0
Diversification effect[3,4]			(7)	(7)	(1)	(5)	(4)	(1)	0
Total as of 31.3.18	8	24	12	16	12	9	7	3	2
Total as of 31.12.17	6	18	10	11	6	9	6	3	1

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 VaR for Global Wealth Management’s EMEA, Switzerland and APAC regions and VaR for the Americas region were calculated separately for the first quarter of 2018.    3 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    4 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Interest rate sensitivity – banking book[1]
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(30.1)	(30.1)	1.2	120.8	238.6
EUR	(176.2)	(118.3)	(0.2)	(17.6)	(33.5)
GBP	(52.4)	(20.4)	0.1	6.9	12.1
USD	294.2	209.8	(2.8)	(279.4)	(554.7)
Other	(8.1)	(5.4)	0.1	11.7	23.5
Total effect on fair value of interest rate-sensitive banking book positions as of 31.3.18	27.4	35.5	(1.6)	(157.7)	(314.0)
Total effect on fair value of interest rate-sensitive banking book positions as of 31.12.17	(200.4)	(162.5)	0.0	(6.0)	(26.7)

1 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Global Wealth Management (excluding Americas) and Personal & Corporate Banking client transactions are generally floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
CHF million	31.3.18							31.12.17
	Banking products		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges[1]	Before hedges	Net of hedges	Net long per issuer		Net of hedges[1]		Net of hedges[2]
Austria	87	87	143	42	1,421	1,651	1,550	1,001	896
Belgium	83	83	77	77	74	234	234	408	408
Finland	2	2	20	20	421	443	443	93	77
France	903	903	1,003	908	4,503	6,409	6,314	7,843	7,744
Greece	2	2	0	0	7	9	9	14	14
Ireland[3]	161	161	118	118	125	404	404	1,114	1,114
Italy	1,076	900	262	245	93	1,431	1,237	1,507	1,114
Portugal	15	15	2	2	17	34	34	31	31
Spain	404	404	70	70	392	866	866	749	614
Other[4]	457	400	1	1	36	495	437	465	465

1 Not deducted from the “Net of hedges” exposures are IFRS 9 ECL allowances and provisions. ECL stage 3 allowance and provisions for credit-impaired exposure were CHF 42 million (of which: Malta CHF 35 million and France CHF 4 million).    2 Not deducted from the “Net of hedges” exposures are total IAS 39 allowances and IAS 37 provisions for credit losses of CHF 48 million (of which: Malta CHF 36 million, Ireland CHF 6 million and France CHF 4 million).    3 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    4 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2017, which provides more information about the Group’s strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Adoption of IFRS 9

Effective 1 January 2018, we adopted IFRS 9, Financial Instruments. The adoption of IFRS 9 has resulted in changes to the classification and measurement of certain financial instruments, which have been applied prospectively from 1 January 2018. The tables on the following pages present the balances upon adoption of IFRS 9 on 1 January 2018. The most significant changes are described below.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 9

Lending

CHF 3 billion of financial assets previously included within Lending were reclassified to fair value and are now reflected under Other financial assets at amortized cost / fair value. In addition, CHF 5 billion of client brokerage receivables were reclassified to Brokerage receivables.

Securities financing transactions at amortized cost

CHF 5 billion of securities financing transaction assets and CHF 5 billion of securities financing transaction liabilities were reclassified to fair value and are now reflected under Other financial assets at amortized cost / fair value and Other financial liabilities at amortized cost / fair value, respectively.

Trading portfolio

CHF 11 billion of financial assets for unit-linked investment contracts were reclassified from Trading portfolio to the reporting line “Non-financial assets / Cash collateral receivables on derivative instruments / Financial assets for unit-linked investment contracts” in the table on the next page.

Other financial assets at amortized cost / fair value

CHF 3 billion of financial assets and CHF 5 billion of securities financing transactions previously included within Lending and Securities financing transactions at amortized cost, respectively, were reclassified to fair value and are now reflected under Other financial assets at amortized cost / fair value. These increases were offset by a decrease related to CHF 19 billion of brokerage receivables which were reclassified from Other financial assets at amortized cost to the new reporting line Brokerage receivables.

Non-financial assets / Cash collateral receivables on derivative instruments / Financial assets for unit-linked investment contracts

CHF 11 billion of financial assets for unit-linked investment contracts were reclassified from Trading portfolio to the reporting line “Non-financial assets / Cash collateral receivables on derivative instruments / Financial assets for unit-linked investment contracts.”

Customer deposits

CHF 5 billion of client brokerage payables previously included within Customer deposits were reclassified to fair value and are now reflected under the new reporting line Brokerage payables.

Other financial liabilities at amortized cost / fair value

CHF 5 billion of securities financing transactions were reclassified to fair value and are now reflected under the reporting line “Non-financial liabilities / Cash collateral receivables on derivative instruments / Amounts due under unit-linked investment contracts.” This increase was more than offset by a decrease of CHF 30 billion of brokerage payables which were reclassified from Other financial liabilities at amortized cost to Brokerage payables.

Assets and liquidity management

Balance sheet assets (31 March 2018 vs 1 January 2018)

As of 31 March 2018, balance sheet assets totaled CHF 919 billion, an increase of CHF 4 billion from 1 January 2018. Total assets excluding derivatives increased by CHF 9 billion to CHF 806 billion, mainly reflecting increases in financial assets for unit-linked investment contracts and other financial assets at amortized cost / fair value, partly offset by a reduction in trading portfolio assets.

Financial assets for unit-linked investment contracts within Asset Management increased CHF 13 billion, with a corresponding increase in related liabilities. Other financial assets at amortized cost and fair value increased by CHF 7 billion, mainly due to rebalancing within our high-quality liquid assets (HQLA) portfolio held within Corporate Center – Group Asset and Liability Management (Group ALM). Lending increased by CHF 5 billion, reflecting higher Lombard lending balances in Global Wealth Management. Cash and balances with central banks increased by CHF 5 billion, mainly due to lower funding consumption by the business divisions.

These increases were partly offset by a CHF 10 billion decrease in our trading portfolio, mainly due to a reduction in the Investment Bank, primarily in our Equities business, reflecting both market-driven and client-driven reductions. Receivables from securities financing transactions at amortized cost decreased by CHF 8 billion, mainly reflecting rebalancing within our HQLA portfolio and, to a lesser extent, collateral optimization within Group ALM. Derivative financial assets decreased by CHF 5 billion, primarily reflecting a CHF 4 billion reduction in Corporate Center – Non-core and Legacy Portfolio, mainly reflecting fair value changes related to foreign exchange and interest rate contracts as well as maturities and trade terminations. Brokerage receivables decreased by CHF 4 billion, primarily due to a client-driven reduction in Equities.

→   Refer to the “Consolidated financial statements” section of this report for more information

IFRS balance sheet assets
	As of			% change from
CHF billion	31.3.18 (IFRS 9)	1.1.18 (IFRS 9)[1]	31.12.17 (IAS 39)	1.1.18
Cash and balances at central banks	92.8	87.8	87.8	6
Lending[2]	329.5	324.2	332.2	2
Securities financing transactions at amortized cost	77.0	84.7	89.6	(9)
Trading portfolio[3,4]	105.6	115.3	126.1	(8)
Derivatives	113.3	118.2	118.2	(4)
Brokerage receivables	20.2	23.8	0.0	(15)
Other financial assets at AC / FV5	99.2	92.7	104.5	7
Non-financial assets / Cash collateral receivables on derivative instruments / Financial assets for unit-linked investment contracts[4]	81.6	68.6	57.1	19
Total IFRS assets	919.4	915.2	915.6	0

1 Opening balance sheet upon adoption of IFRS 9. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information.    2 Consists of loans and advances to banks and customers.    3 Consists of Financial assets at fair value held for trading.    4 Financial assets for unit-linked investment contracts were reclassified from Trading portfolio to Non-financial assets / Cash collateral receivables on derivative instruments / Financial assets for unit-linked investment contracts as of 1 January 2018.    5 Primarily held in Group ALM. Consists of Financial assets at fair value not held for trading, Financial assets measured at fair value through other comprehensive income and Other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts (as of 1 January 2018) and cash collateral receivables on derivative instruments.

Balance sheet, liquidity and funding management

Liquidity coverage ratio

In the first quarter of 2018, our liquidity coverage ratio (LCR) decreased 7 percentage points to 136%, remaining above the 110% Group LCR minimum communicated by FINMA. The decrease in LCR was mainly driven by higher average net cash outflows due to revised regulatory requirements affecting inflows from fully performing exposures and other cash outflows. In addition, unsecured wholesale funding led to higher net cash outflows driven by maturities.

→   Refer to the “Treasury management” section of our Annual Report 2017 for more information on liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
CHF billion, except where indicated	Average 1Q18[1]	Average 4Q17[1]

High-quality liquid assets[2]
Cash balances[3]	101	103
Securities (on- and off-balance sheet)	82	80
Total high-quality liquid assets[4]	183	183

Cash outflows[5]
Retail deposits and deposits from small business customers	26	26
Unsecured wholesale funding	106	104
Secured wholesale funding	78	79
Other cash outflows	43	44
Total cash outflows	252	254

Cash inflows[5]
Secured lending	80	83
Inflows from fully performing exposures	30	33
Other cash inflows	7	10
Total cash inflows	118	126

Liquidity coverage ratio
High-quality liquid assets	183	183
Net cash outflows	135	128
Liquidity coverage ratio (%)	136	143

1 Calculated based on an average of 64 data points in the first quarter of 2018 and 63 data points in the fourth quarter of 2017.    2 Calculated after the application of haircuts.    3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of inflow and outflow rates.

Liabilities and funding management

Liabilities (31 March 2018 vs 1 January 2018)

Total liabilities increased to CHF 868 billion as of 31 March 2018 from CHF 864 billion as of 1 January 2018.

Amounts due under unit-linked investment contracts within Asset Management increased CHF 13 billion, with a corresponding increase in related assets. Long-term debt issued increased by CHF 6 billion due to a CHF 3 billion increase in debt issued designated at fair value and a CHF 3 billion increase in debt issued measured at amortized cost, primarily driven by the issuance of CHF 6 billion equivalent of euro-, British pound- and Australian dollar-denominated senior unsecured debt and a CHF 2 billion equivalent US dollar-denominated high-trigger loss-absorbing additional tier 1 capital instrument, partly offset by the maturity of CHF 3 billion equivalent of US dollar-denominated senior unsecured debt. Trading portfolio liabilities increased by CHF 4 billion, primarily reflecting client-driven increases in our Foreign Exchange, Rates and Credit and Equities businesses.

Customer deposits decreased by CHF 5 billion, primarily in Global Wealth Management, mainly reflecting client-driven shifts into higher-yielding products, and currency effects. Derivative financial liabilities decreased by CHF 4 billion, in line with the aforementioned decreases in derivative financial assets. Short-term borrowings decreased by CHF 3 billion, mainly reflecting net redemptions of certificates of deposit. Payables from securities financing transactions decreased by CHF 3 billion, mainly due to collateral optimization within Group ALM.

The “Funding by product and currency” table and “Asset funding” chart further in this section provide more information on our funding sources.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on capital and senior debt instruments

→   Refer to the “Consolidated financial statements” section of this report for more information

Equity

Equity attributable to shareholders increased to CHF 51,243 million as of 31 March 2018 from CHF 51,214 million as of 31 December 2017.

Total comprehensive income attributable to shareholders was CHF 695 million, reflecting net profit of CHF 1,514 million and negative other comprehensive income (OCI) of CHF 820 million. OCI included negative cash flow hedge OCI of CHF 454 million, negative foreign currency translation OCI of CHF 384 million, negative defined benefit plan OCI of CHF 100 million and negative OCI related to debt instruments at fair value of CHF 51 million, partly offset by OCI related to own credit of CHF 170 million.

Share premium decreased by CHF 680 million, mainly due to the delivery of treasury shares under share-based compensation plans.

Net treasury share activity increased equity attributable to shareholders by CHF 613 million, reflecting the aforementioned delivery of treasury shares.

Effects from the adoption of new accounting standards decreased equity attributable to shareholders by CHF 601 million.

We expect that the payment of the proposed CHF 0.65 dividend per share, which is subject to approval by the Annual General Meeting of Shareholders on 3 May 2018, will reduce equity attributable to shareholders by approximately CHF 2.4 billion in the second quarter of 2018.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

IFRS balance sheet liabilities and equity
	As of			% change from
CHF billion	31.3.18 (IFRS 9)	1.1.18 (IFRS 9)[1]	31.12.17 (IAS 39)	1.1.18
Short-term borrowings[2]	55.2	58.5	58.5	(6)
Securities financing transactions at amortized cost	9.2	12.0	17.0	(24)
Customer deposits	398.6	403.7	409.0	(1)
Long-term debt issued[3]	143.8	138.1	138.1	4
Trading portfolio[4]	34.7	30.5	30.5	14
Derivatives	111.9	116.2	116.1	(4)
Brokerage payables	34.8	34.9	0.0	0
Other financial liabilities at AC / FV5	16.0	16.4	41.0	(3)
Non-financial liabilities / Cash collateral payables on derivative instruments / Amounts due under unit-linked investment contracts	63.9	54.2	54.1	18
Total IFRS liabilities	868.1	864.5	864.4	0
Share capital	0.4	0.4	0.4	(4)
Share premium	25.3	25.9	25.9	(2)
Treasury shares	(1.5)	(2.1)	(2.1)	(28)
Retained earnings	33.8	32.2	32.8	5
Other comprehensive income[6]	(6.7)	(5.8)	(5.7)	15
Total IFRS equity attributable to shareholders	51.2	50.6	51.2	1
IFRS equity attributable to non-controlling interests	0.1	0.1	0.1	(38)
Total IFRS equity	51.3	50.7	51.3	1
Total IFRS liabilities and equity	919.4	915.2	915.6	0

1 Opening balance sheet upon adoption of IFRS 9. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information.    2 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    3 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Consists of Financial liabilities at fair value held for trading.    5 Consists of Other financial liabilities measured at amortized cost and Other financial liabilities designated at fair value, but excludes cash collateral receivables on derivative instruments and financial assets for unit-linked investment contracts.    6 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Balance sheet, liquidity and funding management

Net stable funding ratio

As of 31 March 2018, our estimated pro forma net stable funding ratio (NSFR) was 107%, an increase of 2 percentage points from 31 December 2017, primarily reflecting a CHF 10 billion decrease in required stable funding, mainly driven by a decrease in trading assets and prime brokerage. The calculation of our pro forma NSFR includes interpretation and estimates of the effect of the NSFR rules, and will be refined as regulatory interpretations evolve and as new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2017 for more information on the net stable funding ratio

Pro forma net stable funding ratio
CHF billion, except where indicated	31.3.18	31.12.17
Available stable funding	446	447
Required stable funding	415	425
Pro forma net stable funding ratio (%)	107	105

Funding by product and currency
	CHF billion		As a percentage of total funding sources (%)
	All currencies		All currencies		CHF		EUR		USD		Other
	31.3.18	31.12.17	31.3.18	31.12.17	31.3.18	31.12.17	31.3.18	31.12.17	31.3.18	31.12.17	31.3.18	31.12.17
Short-term borrowings	55.2	58.5	8.2	8.6	0.5	0.5	3.1	3.1	3.5	3.7	1.1	1.3
of which: amounts due to banks	9.0	7.5	1.3	1.1	0.4	0.4	0.3	0.1	0.4	0.3	0.3	0.2
of which: short-term debt issued[1]	46.2	51.0	6.9	7.5	0.0	0.1	2.9	2.9	3.2	3.4	0.8	1.1
Securities financing transactions	9.2	17.0	1.4	2.5	0.0	0.0	0.1	0.3	1.0	2.0	0.3	0.2
Cash collateral payables on derivative instruments	29.4	30.2	4.4	4.4	0.1	0.1	1.4	1.4	2.1	2.1	0.8	0.8
Customer deposits	398.6	409.0	59.4	59.9	25.7	24.9	7.4	7.2	21.0	22.4	5.3	5.5
of which: demand deposits	179.0	188.6	26.7	27.6	9.5	9.1	6.4	6.4	6.9	8.1	3.8	4.0
of which: retail savings / deposits	158.7	161.8	23.6	23.7	15.1	14.6	0.8	0.8	7.8	8.3	0.0	0.0
of which: time deposits	48.1	47.4	7.2	6.9	1.0	1.0	0.1	0.1	4.7	4.6	1.4	1.3
of which: fiduciary deposits	12.9	11.2	1.9	1.6	0.1	0.1	0.1	0.0	1.7	1.4	0.1	0.1
Long-term debt issued[2]	143.8	138.1	21.4	20.2	1.9	1.8	5.4	4.8	12.2	12.1	2.0	1.5
Brokerage payables[3]	34.8	29.6	5.2	4.3	0.1	0.1	0.5	0.5	3.3	2.5	1.3	1.3
Total	671.0	682.5	100.0	100.0	28.2	27.4	17.9	17.3	43.1	44.8	10.8	10.5

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Long-term debt issued also includes debt with a remaining time to maturity of less than one year. The classification of debt issued into short-term and long-term does not consider any early redemption features. Upon adoption of IFRS 9 as of 1 January 2018, over-the-counter debt instruments designated at fair value are no longer included in this reporting line. The comparative period balance and corresponding percentages have been adjusted to exclude these instruments.    3 Brokerage payables consists of certain Global Wealth Management customer brokerage payable balances and Investment Bank prime brokerage payables as of 31 March 2018. The balance as of 31 December 2017 (prior to the adoption of IFRS 9) included only Investment Bank prime brokerage payables and has not been restated. The corresponding Global Wealth Management customer brokerage payable balances were reported within Customer deposits as of 31 December 2017.

Capital management

This section should be read in conjunction with the “Capital management” section of our Annual Report 2017, which provides more information about our strategy, objectives and governance for capital management. Disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on information in accordance with the Basel III framework as applicable to Swiss systemically relevant banks (SRBs).

Information in accordance with the Basel Committee on Banking Supervision framework for UBS Group AG consolidated together with capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated is provided in our 31 March 2018 Pillar 3 report – UBS Group AG and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated is provided in the UBS AG first quarter 2018 report, which will be available as of 27 April 2018 under “Quarterly reporting” at www.ubs.com/investors.

Capital management

Swiss SRB requirements and information

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2017, which is available under “Annual reporting” at www.ubs.com/investors.  These requirements are also applicable to UBS AG consolidated and UBS Switzerland AG standalone. UBS AG is subject to going concern requirements on a standalone basis for which details are provided in the 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2018.

Swiss SRB going and gone concern requirements and information[1]
	Swiss SRB, including transitional arrangements
As of 31.3.18	RWA				LRD
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	9.68	13.06	24,568	33,151	2.90	3.76	25,592	33,151
Maximum high-trigger loss-absorbing additional tier 1 capital[2,3]	3.40	7.49	8,628	19,001	1.10	2.15	9,707	19,001
of which: high-trigger loss-absorbing additional tier 1 capital		3.36		8,533		0.97		8,533
of which: low-trigger loss-absorbing additional tier 1 capital		0.92		2,342		0.27		2,342
of which: high-trigger loss-absorbing tier 2 capital		0.17		429		0.05		429
of which: low-trigger loss-absorbing tier 2 capital		3.03		7,698		0.87		7,698
Total going concern capital	13.08[4]	20.55	33,196	52,153	4.00[5]	5.91	35,299	52,153
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	7.65[6]	10.83	19,422	27,480	2.58[6]	3.11	22,768	27,480
Total gone concern loss-absorbing capacity	7.65	10.83	19,422	27,480	2.58	3.11	22,768	27,480
Total loss-absorbing capacity	20.74	31.38	52,618	79,632	6.58	9.02	58,066	79,632

	Swiss SRB as of 1.1.20
As of 31.3.18	RWA				LRD
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	10.22	13.06	25,938	33,151	3.50	3.76	30,886	33,151
Maximum high-trigger loss-absorbing additional tier 1 capital[2]	4.30	4.29	10,911	10,875	1.50	1.23	13,237	10,875
of which: high-trigger loss-absorbing additional tier 1 capital		3.36		8,533		0.97		8,533
of which: low-trigger loss-absorbing additional tier 1 capital		0.92		2,342		0.27		2,342
Total going concern capital	14.52[7]	17.35	36,850	44,026	5.00[8]	4.99	44,123	44,026
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	12.30[9]	13.86	31,206	35,178	4.30[9]	3.99	37,946	35,178
Total gone concern loss-absorbing capacity	12.30	13.86	31,206	35,178	4.30	3.99	37,946	35,178
Total loss-absorbing capacity	26.82	31.21	68,056	79,204	9.30	8.98	82,070	79,204

1 This table includes a rebate equal to 35% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. This table does not include a rebate for the usage of low-trigger loss-absorbing additional tier 1 or tier 2 capital instruments to meet the gone concern requirements.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    3 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 5.08%, including the effect of countercyclical buffers of 0.22%.    5 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 1%.    6 Includes applicable add-ons of 0.72% for RWA and 0.25% for LRD and a rebate of 1.25% for RWA and 0.42% for LRD.    7 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 6.52%, including the effect of countercyclical buffers of 0.22% and applicable add-ons of 1.44%.    8 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 2%, including applicable add-ons of 0.5%.    9 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2% for RWA and 0.7% for LRD.

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on transitional arrangements and based on the final rules as of 1 January 2020. As of 1 January 2018, common equity tier 1 (CET1) capital, RWA and LRD are the same under both arrangements, as prudential filters as required by the Banking Committee on Banking Supervision are entirely phased in. The remaining differences between the columns “Swiss SRB, including transitional arrangements” and “Swiss SRB as of 1.1.20” are fully related to the eligibility of instruments as required by the too big to fail provisions in the Swiss Capital Adequacy Ordinance applicable to Swiss SRBs, which are described in the “Swiss SRB total loss-absorbing capacity framework” in the “Capital management” section of our Annual Report 2017.

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements		Swiss SRB as of 1.1.20
CHF million, except where indicated	31.3.18	31.12.17[1]	31.3.18	31.12.17

Going concern capital
Common equity tier 1 capital	33,151[2]	35,494	33,151[2]	32,671
High-trigger loss-absorbing additional tier 1 capital	8,533	6,857	8,533	6,857
Low-trigger loss-absorbing additional tier 1 capital	2,342	1,087[3]	2,342	2,383
Total loss-absorbing additional tier 1 capital	10,875	7,944	10,875	9,240
Total tier 1 capital	44,026	43,438	44,026	41,911
High-trigger loss-absorbing tier 2 capital	429	435
Low-trigger loss-absorbing tier 2 capital	7,698[4]	7,874[4]
Total tier 2 capital	8,127	8,309
Total going concern capital	52,153	51,748	44,026	41,911

Gone concern loss-absorbing capacity[5]
High-trigger loss-absorbing tier 2 capital				218
Low-trigger loss-absorbing tier 2 capital	365[4]	378[4]	8,063	8,252
Non-Basel III-compliant tier 2 capital[6]	684	689	684	689
Total tier 2 capital	1,049	1,067	8,747	9,159
TLAC-eligible senior unsecured debt	26,431	27,233	26,431	27,233
Total gone concern loss-absorbing capacity	27,480	28,300	35,178	36,392

Total loss-absorbing capacity
Total loss-absorbing capacity	79,632	80,048	79,204	78,303

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	253,753[2]	238,394	253,753[2]	237,494
Leverage ratio denominator	882,469	887,635	882,469	886,116

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.6	21.7	17.3	17.6
of which: common equity tier 1 capital ratio	13.1	14.9	13.1	13.8
Gone concern loss-absorbing capacity ratio	10.8	11.9	13.9	15.3
Total loss-absorbing capacity ratio	31.4	33.6	31.2	33.0

Leverage ratios (%)
Going concern leverage ratio	5.9	5.8	5.0	4.7
of which: common equity tier 1 leverage ratio	3.76	4.00	3.76	3.69
Gone concern leverage ratio	3.1	3.2	4.0	4.1
Total loss-absorbing capacity leverage ratio	9.0	9.0	9.0	8.8

1 As of 31 December 2017, phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in as of 31 March 2018. Prudential filters applied to RWA and LRD are also fully phased in as of 31 March 2018.    2 IFRS 9 expected credit loss adoption effects for exposures treated under the standardized approach are fully deducted from our CET1 capital, and classification and measurement changes are considered based on the FINMA consultation paper. Both treatments might be subject to change based on the final FINMA guidance. Refer to “Introduction and basis for preparation” of our 31 March 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    3 Low-trigger loss-absorbing additional tier 1 capital of CHF 2,383 million was partly offset by required deductions for goodwill of CHF 1,296 million.    4 Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    5 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    6 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Capital management

Total loss-absorbing capacity and movement under
Swiss SRB rules applicable as of 1 January 2020

Going concern capital and movement

As of 31 March 2018, our CET1 capital increased by CHF 0.5 billion to CHF 33.2 billion, mainly as a result of operating profit before tax, partly offset by accruals for capital returns to shareholders and the transition effects related to the implementation of IFRS 9. In connection with the latter, these effects of CHF 0.3 billion primarily related to classification and measurement changes for loans and auction rate securities, where the fair value as of the effective date of IFRS 9 was lower compared with the carrying amount of these assets under the amortized cost method, as well as the adoption of expected credit loss calculation for exposures treated under the standardized approach. These effects were partly offset by the reclassification of equity instruments from fair value through other comprehensive income (available for sale) to fair value through profit or loss as unrealized gains on such instruments (previously deducted) were added back to CET1. Our loss-absorbing additional tier 1 (AT1) capital increased by CHF 1.6 billion to CHF 10.9 billion as of 31 March 2018, primarily driven by the issuance of CHF 2.0 billion equivalent in a US dollar-denominated high-trigger loss-absorbing AT1 capital instrument, partly offset by CHF 0.3 billion resulting from foreign currency translation effects.

→   Refer to “Note 1.4 Adoption of IFRS 9” in the “Consolidated financial statements” section of this report for more information on the effects of the adoption of IFRS 9

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity decreased by CHF 1.2 billion to CHF 35.2 billion, mainly due to foreign currency translation effects and the decrease in eligibility of the Deferred Contingent Capital Plan (DCCP) award for the performance year 2013, due to the shortening of the residual tenor.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital and senior unsecured debt instruments and on key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio decreased 0.7 percentage points to 13.1%, reflecting an increase in RWA of CHF 16.3 billion, partly offset by a CHF 0.5 billion increase in CET1 capital.

Our CET1 leverage ratio increased from 3.69% to 3.76% in the first quarter of 2018, reflecting the aforementioned increase in CET1 capital and a CHF 4 billion decrease in the leverage ratio denominator (LRD).

Our gone concern loss-absorbing capacity ratio decreased 1.4 percentage points to 13.9%, primarily driven by the aforementioned increase in RWA and the decrease in gone concern loss-absorbing capacity, and our gone concern leverage ratio decreased 0.1 percentage points to 4.0%, mainly due to the aforementioned decrease in gone concern loss-absorbing capacity, partly offset by the decrease in the LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
CHF million	31.3.18	31.12.17
Total IFRS equity	51,305	51,271
Equity attributable to non-controlling interests	(62)	(57)
Deferred tax assets recognized for tax loss carry-forwards	(5,907)	(5,797)
Deferred tax assets on temporary differences, excess over threshold	(458)	(857)
Goodwill, net of tax[1]	(6,336)	(6,479)
Intangible assets, net of tax	(192)	(214)
Compensation-related components (not recognized in net profit)	(1,581)	(1,620)
Expected losses on advanced internal ratings-based portfolio less provisions[2]	(359)	(634)
Unrealized (gains) / losses from cash flow hedges, net of tax	103	(351)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(46)	133
Unrealized gains related to debt instruments at fair value through OCI, net of tax	0	(193)[3]
Prudential valuation adjustments	(120)	(59)
Consolidation scope	(43)	(44)
Accruals for proposed dividends to shareholders for 2017	(2,438)	(2,438)
Other[4]	(716)	10
Total common equity tier 1 capital	33,151	32,671

1 Includes goodwill related to significant investments in financial institutions of CHF 350 million (31 December 2017: CHF 350 million).    2 From 1 January 2018, provisions have been calculated in accordance with IFRS 9. Provisions in prior periods have been calculated in accordance with International Accounting Standard (IAS) 39.    3 As of 31 December 2017 related to equity and debt instruments available for sale.    4 Includes accruals for dividends to shareholders for the current year and other items.

Swiss SRB total loss-absorbing capacity movement
CHF million	Swiss SRB, including transitional arrangements	Swiss SRB as of 1.1.20

Going concern capital
Common equity tier 1 capital as of 31.12.17	35,494	32,671
Deferred tax assets recognized for tax loss carry-forwards, additional phase-in effect	(1,159)
Deferred tax assets recognized for temporary differences, additional phase-in effect	(368)
Goodwill, additional phase-in effect	(1,296)
IFRS 9 transition effect[1]	(277)	(277)
IFRS 15 transition effect	(27)	(27)
Common equity tier 1 capital as of 1.1.18	32,367	32,367
Operating profit before tax	1,973	1,973
Current tax (expense) / benefit	(200)	(200)
Foreign currency translation effects	(109)	(109)
Defined benefit plans	(100)	(100)
Other	(779)	(779)
Common equity tier 1 capital as of 31.3.18	33,151	33,151
Loss-absorbing additional tier 1 capital as of 31.12.17	7,944	9,240
Goodwill, additional phase-in effect	1,296
Loss-absorbing additional tier 1 capital as of 1.1.18	9,240	9,240
Issuance of high-trigger loss-absorbing additional tier 1 capital	1,950	1,950
Foreign currency translation and other effects	(315)	(315)
Loss-absorbing additional tier 1 capital as of 31.3.18	10,875	10,875
Tier 2 capital as of 31.12.17	8,309
Foreign currency translation and other effects	(182)
Tier 2 capital as of 31.3.18	8,127
Total going concern capital as of 31.12.17	51,748	41,911
Total going concern capital as of 31.3.18	52,153	44,026

Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.17	1,067	9,159
Decrease in eligibility due to shortening residual tenor (DCCP)		(218)
Foreign currency translation and other effects	(18)	(194)
Tier 2 capital as of 31.3.18	1,049	8,747
TLAC-eligible senior unsecured debt as of 31.12.17	27,233	27,233
Foreign currency translation and other effects	(802)	(802)
TLAC-eligible senior unsecured debt as of 31.3.18	26,431	26,431
Total gone concern loss-absorbing capacity as of 31.12.17	28,300	36,392
Total gone concern loss-absorbing capacity as of 31.3.18	27,480	35,178

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.17	80,048	78,303
Total loss-absorbing capacity as of 31.3.18	79,632	79,204

1 IFRS 9 expected credit loss adoption effects for exposures treated under the standardized approach are fully deducted from our CET1 capital, and classification and measurement changes are considered based on the FINMA consultation paper. Both treatments might be subject to change based on the final FINMA guidance. Refer to “Introduction and basis for preparation” of our 31 March 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors for more information.

Capital management

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our RWA by CHF 12 billion and our CET1 capital by CHF 1.4 billion as of 31 March 2018 (31 December 2017: CHF 11 billion and CHF 1.2 billion, respectively) and reduced our CET1 capital ratio by 4 basis points (31 December 2017: 11 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our RWA by CHF 11 billion and our CET1 capital by CHF 1.3 billion (31 December 2017: CHF 10 billion and CHF 1.1 billion, respectively) and increased our CET1 capital ratio by 4 basis points (31 December 2017: 11 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our LRD by CHF 66 billion (31 December 2017: CHF 68 billion) and reduced our Swiss SRB going concern leverage ratio by 8 basis points (31 December 2017: 12 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our LRD by CHF 60 billion (31 December 2017: CHF 61 billion) and increased our Swiss SRB going concern leverage ratio by 9 basis points (31 December 2017: 12 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2017 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 4.8 billion as of 31 March 2018. This estimate is not related and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2017 for more information

→   Refer to “Note 15  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

During the first quarter of 2018, risk-weighted assets (RWA) increased by CHF 16.3 billion to CHF 253.8 billion, driven by asset size and other movements of CHF 11.7 billion, a net increase of CHF 5.0 billion related to model updates and regulatory add-ons, as well as methodology and policy changes of CHF 0.7 billion related to the transition effect of IFRS 9, partly offset by currency effects of CHF 1.1 billion.

Movement in risk-weighted assets by key driver
CHF billion	RWA as of 31.12.17	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.3.18
Credit and counterparty credit risk[2]	128.4	(0.9)	0.7	9.8	(7.5)	4.1	134.5
Non-counterparty-related risk	17.4	(0.1)				0.1	17.4
Market risk	12.3			0.4	2.3	7.4	22.4
Operational risk	79.4					0.0	79.4
Total	237.5	(1.1)	0.7	10.2	(5.2)	11.7	253.8

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” Refer to the 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by CHF 6.1 billion to CHF 134.5 billion as of 31 March 2018.

The RWA increase of CHF 9.8 billion from model updates was primarily driven by the implementation of revised probability of default (PD) and loss given default (LGD) models as part of our continuous efforts to enhance models to reflect market developments and newly available data for residential mortgages and income-producing real estate, as well as for a new LGD model for unsecured financing and commercial self-used real estate resulting in an increase of CHF 8.1 billion in Personal & Corporate Banking and CHF 1.6 billion in Global Wealth Management.

This increase was partly offset by a net CHF 7.5 billion reduction in regulatory add-ons, which decreased by CHF 6.4 billion in Personal & Corporate Banking and CHF 1.7 billion in Global Wealth Management, following the aforementioned updates to PD and LGD parameters for residential mortgages. The increase from a higher internal ratings-based multiplier on Investment Bank exposures to corporates was CHF 0.6 billion.

The RWA increase from asset size and other movements of CHF 4.1 billion was due to an increase in Global Wealth Management of CHF 1.8 billion, mainly reflecting higher Lombard lending balances, as well as an increase of CHF 1.2 billion in derivative exposures due to increased client activity, primarily in our Investment Bank’s Equities and Foreign Exchange, Rates and Credit businesses. A further increase of CHF 1.4 billion in our Investment Bank’s Corporate Client Solutions business was driven by the termination of certain hedges.

An increase of CHF 0.7 billion from methodology and policy changes was due to the transition effect of IFRS 9, primarily as a result of the reclassification of equity instruments from fair value through other comprehensive income (available for sale) to fair value through profit or loss as unrealized gains on such instruments (previously deducted) were added back for the purpose of the RWA exposure calculation. This resulted in a CHF 0.3 billion increase in the Investment Bank, a CHF 0.3 billion increase in Personal & Corporate Banking and a CHF 0.1 billion increase in Corporate Center – Group Asset and Liability Management (Group ALM).

We anticipate that methodology changes and model updates, including the continued phase-in of RWA increases related to PD and LGD factors, credit conversion factors and scheduled increases in the FINMA-required multiplier for Investment Bank exposures to corporates will increase credit and counterparty credit risk RWA by around CHF 8 billion for the remainder of 2018, including CHF 3 billion in the second quarter of 2018. The extent and timing of RWA increases may vary as methodology changes and model updates are completed and receive regulatory approval, and as regulatory multipliers are adjusted. In addition, changes in composition of the relevant portfolios and other factors will affect our RWA.

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2017 for more information

→   Refer to “Note 1.4 Adoption of IFRS 9” in the “Consolidated financial statements” section of this report for more information on the effects of the adoption of IFRS 9

Capital management

Market risk

Market risk RWA increased by CHF 10.1 billion, mainly due to asset size and other movements. This increase mainly resulted from higher average regulatory and stressed value-at-risk (VaR) levels observed during the quarter in the Investment Bank’s equities, rates and credit businesses, mainly due to option expiries and client activity during a period of increased market volatility. The increase from regulatory add-ons of CHF 2.3 billion reflects changes to the risks-not-in-VaR framework.

We will continue to implement the changes to the risks-not-in-VaR framework in the second and third quarter of 2018, with RWA expected to increase by around CHF 3 billion, of which around CHF 1 billion in the second quarter. Our estimates of future RWA increases do not reflect mitigating actions that we may take or any changes in the trading book composition or risk levels.

→   Refer to the “Risk management and control” section of this report and the 31 March 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on market risk developments

Operational risk

Operational risk RWA were CHF 79.4 billion as of 31 March 2018, unchanged from 31 December 2017.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2017 for more information on the advanced measurement approach model

Risk-weighted assets by business division and Corporate Center unit
CHF billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA
	31.3.18
Credit and counterparty credit risk[1]	27.3	45.5	1.6	46.4	2.1	7.6	4.0	134.5
Non-counterparty-related risk[2]	0.1	0.1	0.1	0.0	17.2	0.0	0.0	17.4
Market risk	2.2	0.0	0.0	20.3	(2.5)[3]	0.9	1.5	22.4
Operational risk	27.0	4.0	2.4	19.8	13.3	2.5	10.3	79.4
Total RWA, fully applied[4]	56.5	49.5	4.1	86.6	30.1	11.1	15.9	253.8
RWA held by CC – Group ALM on behalf of business divisions and other CC units[5]	2.1	1.0	0.1	0.5	0.0	(3.7)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	58.6	50.5	4.1	87.1	30.1	7.4	15.9	253.8

	31.12.17
Credit and counterparty credit risk[1]	25.8	44.0	1.5	42.9	1.8	8.0	4.5	128.4
Non-counterparty-related risk[2]	0.1	0.1	0.1	0.0	18.0	0.0	0.0	18.3
Market risk	1.6	0.0	0.0	11.7	(3.1)[3]	0.7	1.3	12.3
Operational risk	27.0	4.0	2.4	19.8	13.3	2.5	10.3	79.4
Total RWA, phase-in	54.5	48.0	3.9	74.5	30.1	11.2	16.1	238.4
Phase-out items[6]	0.0	0.0	0.0	0.0	(0.9)	0.0	0.0	(0.9)
Total RWA, fully applied[4]	54.5	48.0	3.9	74.5	29.2	11.2	16.1	237.5
RWA held by CC – Group ALM on behalf of business divisions and other CC units[5]	2.2	1.0	0.1	0.5	0.0	(3.9)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	56.7	49.1	4.0	75.0	29.2	7.3	16.1	237.5

	31.3.18 vs 31.12.17
Credit and counterparty credit risk[1]	1.5	1.5	0.2	3.5	0.3	(0.4)	(0.4)	6.1
Non-counterparty-related risk[2]	0.0	0.0	0.0	0.0	(0.9)	0.0	0.0	(0.9)
Market risk	0.5	0.0	0.0	8.5	0.6	0.2	0.2	10.1
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total RWA, phase-in	2.1	1.5	0.2	12.0	0.0	(0.2)	(0.2)	15.4
Phase-out items[6]	0.0	0.0	0.0	0.0	0.9	0.0	0.0	0.9
Total RWA, fully applied[4]	2.1	1.5	0.2	12.0	0.9	(0.2)	(0.2)	16.3
RWA held by CC – Group ALM on behalf of business divisions and other CC units[5]	(0.1)	0.0	0.0	0.0	0.0	0.2	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	1.9	1.4	0.1	12.1	0.9	0.1	(0.2)	16.3

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 March 2018: CHF 8.4 billion; 31 December 2017: CHF 9.3 billion), property, equipment and software (31 March 2018: CHF 8.8 billion; 31 December 2017: CHF 8.8 billion) and other items (31 March 2018: CHF 0.2 billion; 31 December 2017: CHF 0.2 billion).    3 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    4 Represents RWA held by the respective business division or Corporate Center unit.    5 Represents RWA held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity“ in this section for more information.    6 Phase-out items are entirely related to non-counterparty-related risk RWA.

Capital management

Leverage ratio denominator

During the first quarter of 2018, the leverage ratio denominator (LRD) decreased by CHF 4 billion to CHF 882 billion. This decrease was primarily driven by currency effects of CHF 6 billion and incremental netting and collateral mitigation of CHF 1 billion, partly offset by asset size and other movements of CHF 4 billion, mainly in on-balance sheet exposures (excluding derivative exposures and securities financing transactions (SFTs)) and derivative exposures, partly offset by SFTs.

Movement in leverage ratio denominator by key driver
CHF billion	LRD as of 31.12.17	Currency effects	Incremental netting and collateral mitigation	Policy changes	Asset size and other	LRD as of 31.3.18
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	646.9	(4.5)		(0.6)	8.6	650.5
Derivative exposures	98.1	(0.7)	(1.3)		3.9	100.1
Securities financing transactions	124.2	(1.1)			(7.1)	115.9
Off-balance sheet items	31.1	(0.4)			(1.4)	29.3
Deduction items	(14.1)	0.3		0.5	0.1	(13.3)
Total	886.1	(6.4)	(1.3)	(0.1)	4.2	882.5

1 Excludes derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures (excluding derivatives and SFTs) increased by CHF 9 billion due to asset size and other movements. Other financial assets at amortized cost and at fair value increased by CHF 8 billion, mainly due to rebalancing of our high-quality liquid assets (HQLA) portfolio in Corporate Center – Group Asset and Liability Management (Group ALM). Cash and balances with central banks increased by CHF 5 billion in Corporate Center – Group ALM, mainly due to lower funding consumption by the business divisions. An increase in lending by CHF 4 billion mainly reflects higher Lombard lending balances in Global Wealth Management. These increases were partly offset by an CHF 8 billion decrease in trading portfolio assets in the Investment Bank, primarily in our Equities business, reflecting both market- and client-driven reductions. The decrease from policy changes of CHF 1 billion related to effects from the adoption of IFRS 9, which was largely offset by lower deduction items.

Derivative exposures increased by CHF 4 billion due to asset size and other movements, primarily from a client-driven increase in notional amounts for derivative instruments, which are relevant for calculating the current exposure method (CEM) add-on exposure, reflecting an increase mainly in our Investment Bank’s Equities and Foreign Exchange, Rates and Credit businesses. The increase from asset size and other movements was partly offset by a decrease of CHF 1 billion due to incremental netting and collateral mitigation, mainly reflecting additional CEM add-on netting benefits in our Global Wealth Management business and in our Foreign Exchange, Rates and Credit businesses within the Investment Bank.

SFTs decreased by CHF 7 billion due to asset size and other movements, mainly reflecting rebalancing within our HQLA portfolio and, to a lesser extent, collateral optimization within Corporate Center – Group ALM.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

→   Refer to “Note 1.4 Adoption of IFRS 9” in the “Consolidated financial statements” section of this report for more information on the effects of the adoption of IFRS 9

Leverage ratio denominator by business division and Corporate Center unit
CHF billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total
	31.3.18
Total IFRS assets	193.5	135.9	27.1	252.4	20.8	249.1	40.5	919.4
Difference in scope of consolidation[1]	(0.2)	0.0	(24.4)	(0.3)	(0.2)	0.2	0.0	(24.8)
Less: derivative exposures and SFTs[2]	(5.7)	(1.3)	0.0	(128.5)	0.0	(71.4)	(37.2)	(244.1)
On-balance sheet exposures	187.7	134.5	2.7	123.6	20.6	177.9	3.3	650.5
Derivative exposures	7.8	2.0	0.0	78.5	0.0	2.8	8.9	100.1
Securities financing transactions	2.2	0.0	0.0	42.6	0.0	70.0	1.2	115.9
Off-balance sheet items	4.5	11.5	0.0	12.9	0.1	0.3	0.0	29.3
Items deducted from Swiss SRB tier 1 capital					(13.3)			(13.3)
LRD, fully applied[3]	202.3	148.0	2.7	257.6	7.5	251.1	13.4	882.5
LRD held by CC – Group ALM on behalf of business divisions and other CC units[4]	56.5	38.6	2.2	19.1	0.6	(119.3)	2.2	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	258.8	186.6	4.9	276.7	8.1	131.8	15.7	882.5

	31.12.17
Total IFRS assets	190.1	135.6	14.3	262.9	20.9	245.7	46.2	915.6
Difference in scope of consolidation[1]	(0.2)	0.0	(11.6)	(0.3)	(0.1)	0.1	(0.1)	(12.1)
Less: derivative exposures and SFTs[2]	(4.8)	(1.2)	0.0	(130.6)	0.0	(78.1)	(41.9)	(256.6)
On-balance sheet exposures	185.1	134.4	2.7	132.1	20.7	167.8	4.2	646.9
Derivative exposures	8.1	1.8	0.0	73.0	0.0	5.8	9.4	98.1
Securities financing transactions	2.2	0.0	0.0	44.6	0.0	76.1	1.3	124.2
Off-balance sheet items	4.4	11.9	0.0	14.5	0.1	0.1	0.0	31.1
Items deducted from Swiss SRB tier 1 capital					(12.6)			(12.6)
LRD, phase-in	199.8	148.0	2.7	264.1	8.2	249.9	14.9	887.6
Additional items deducted from Swiss SRB tier 1 capital					(1.5)			(1.5)
LRD, fully applied[3]	199.8	148.0	2.7	264.1	6.7	249.9	14.9	886.1
LRD held by CC – Group ALM on behalf of business divisions and other CC units[4]	62.1	38.9	2.1	19.4	0.1	(124.4)	1.7	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	261.9	186.9	4.8	283.6	6.8	125.5	16.6	886.1

	31.3.18 vs 31.12.17
Total IFRS assets	3.4	0.3	12.8	(10.5)	(0.1)	3.4	(5.7)	3.7
Difference in scope of consolidation[1]	0.0	0.0	(12.8)	0.0	0.0	0.0	0.1	(12.7)
Less: derivative exposures and SFTs[2]	(0.9)	(0.2)	0.0	2.1	0.0	6.7	4.7	12.5
On-balance sheet exposures	2.6	0.2	0.0	(8.4)	(0.1)	10.1	(0.8)	3.5
Derivative exposures	(0.2)	0.2	0.0	5.5	0.0	(3.0)	(0.5)	2.0
Securities financing transactions	0.0	0.0	0.0	(2.0)	0.0	(6.1)	(0.1)	(8.3)
Off-balance sheet items	0.2	(0.4)	0.0	(1.7)	0.0	0.2	0.0	(1.7)
Items deducted from Swiss SRB tier 1 capital					(0.6)			(0.6)
LRD, phase-in	2.5	(0.1)	0.0	(6.6)	(0.7)	1.2	(1.5)	(5.2)
Additional items deducted from Swiss SRB tier 1 capital					1.5			1.5
LRD, fully applied[3]	2.5	(0.1)	0.0	(6.6)	0.8	1.2	(1.5)	(3.6)
LRD held by CC – Group ALM on behalf of business divisions and other CC units[4]	(5.6)	(0.3)	0.1	(0.3)	0.5	5.1	0.5	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	(3.1)	(0.3)	0.1	(6.9)	1.3	6.3	(0.9)	(3.6)

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.    3 Represents LRD held by the respective business division or Corporate Center unit.    4 Represents LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity“ in this section for more information.

Capital management

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD). Average RWA and LRD are converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 11% and 3.75%, respectively. If the tangible attributed equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

LRD and RWA held by Corporate Center – Group Asset and Liability Management (Group ALM) directly associated with activities that Corporate Center – Group ALM manages centrally on behalf of the business divisions and other Corporate Center units are allocated to those business divisions and other Corporate Center units for the purpose of equity attribution. This allocation is primarily based on the level of high-quality liquid assets that is needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Corporate Center – Group ALM retains attributed equity related to liquidity and funding surpluses, i.e., at levels above regulatory requirements, together with that related to its own activities.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

Further, we attribute all remaining Basel III capital deduction items to Group items. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constitute the largest component of Group items, unrealized gains from cash flow hedges and compensation- and own shares-related components.

→   Refer to the “Capital management” section of our Annual Report 2017 for more information on the equity attribution framework

Average attributed equity and attributed tangible equity
	Total attributed equity			Attributed tangible equity[1]
	For the quarter ended			For the quarter ended
CHF billion	31.3.18	31.12.17	31.3.17	31.3.18	31.12.17	31.3.17
Global Wealth Management	12.9	13.0	12.7	8.0	8.0	7.7
Personal & Corporate Banking	6.2	6.2	6.0	6.2	6.2	6.0
Asset Management	1.7	1.7	1.7	0.3	0.3	0.3
Investment Bank	9.9	9.8	9.1	9.8	9.7	9.0
Corporate Center	20.5	21.7	24.1	20.5	21.7	24.1
of which: CC – Services	16.4	17.4	20.3	16.4	17.4	20.3
of which: Group items[2]	14.7	15.7	18.7	14.7	15.7	18.7
of which: CC – Group ALM	2.9	3.0	2.3	2.9	3.0	2.3
of which: CC – Non-core and Legacy Portfolio	1.2	1.2	1.5	1.2	1.2	1.5
Average (tangible) equity attributed to business divisions and Corporate Center	51.2	52.4	53.6	44.9	46.0	47.1

1 Attributed tangible equity equals attributed equity less goodwill and intangible assets.    2 Of the CHF 14.7 billion of average equity attributed to Group items for the first quarter of 2018, CHF 5.9 billion related to average DTAs recognized for tax loss carry-forwards and CHF 0.7 billion related to average DTAs on temporary differences in excess of the threshold of 10% of CET1 capital. Dividend accruals, including dividend accruals of CHF 2.4 billion for the financial year 2017, are also included in Group items.

Return on (attributed) equity and return on (attributed) tangible equity[1]
	Return on (attributed) equity			Return on (attributed) tangible equity
	For the quarter ended			For the quarter ended
In %	31.3.18	31.12.17	31.3.17	31.3.18	31.12.17	31.3.17

Reported
Global Wealth Management	34.9	24.1	29.6	56.9	39.7	49.4
Personal & Corporate Banking	27.0	25.3	27.7	27.0	25.3	27.7
Asset Management	25.5	55.9	24.1	137.1	300.2	133.3
Investment Bank	23.8	2.0	21.0	24.1	2.1	21.4
UBS Group	11.8	(17.8)	9.5	13.6	(20.2)	10.9

Adjusted[2]
Global Wealth Management	34.9	30.1	33.1	56.8	49.3	55.1
Personal & Corporate Banking	25.4	27.6	29.0	25.4	27.6	29.0
Asset Management	25.9	27.1	28.8	139.2	146.0	158.9
Investment Bank	25.4	6.9	24.4	25.7	7.0	24.8
UBS Group	11.2	(16.5)	10.9	13.0	(18.7)	12.6

1 Return on attributed equity and return on attributed tangible equity shown for the business divisions. Return on equity attributable to shareholders and return on tangible equity shown for the UBS Group. Return on attributed equity and return on attributed tangible equity for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

Capital management

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share.

Shares issued increased slightly in the first quarter of 2018 due to the issuance of shares out of conditional share capital upon exercise of employee share options.

Treasury shares, which are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans, totaled 93 million shares as of 31 March 2018. Treasury shares decreased by 39 million shares during the first quarter of 2018, mainly due to the delivery of treasury shares under share-based compensation plans.

UBS Group share information
	As of or for the quarter ended			% change from
	31.3.18	31.12.17	31.3.17	31.12.17
Shares issued	3,854,297,125	3,853,096,603	3,851,255,128	0
Treasury shares	93,077,090	132,301,550	137,116,350	(30)
Shares outstanding	3,761,220,035	3,720,795,053	3,714,138,778	1
Basic earnings per share (CHF)[1]	0.41	(0.63)	0.34
Diluted earnings per share (CHF)[1]	0.39	(0.63)	0.33
Equity attributable to shareholders (CHF million)	51,243	51,214	53,661	0
Less: goodwill and intangible assets (CHF million)	6,235	6,398	6,458	(3)
Tangible equity attributable to shareholders (CHF million)	45,008	44,816	47,203	0
Total book value per share (CHF)	13.62	13.76	14.45	(1)
Tangible book value per share (CHF)	11.97	12.04	12.71	(1)
Share price (CHF)	16.80	17.94	16.03	(6)
Market capitalization (CHF million)[2]	64,752	69,125	61,736	(6)

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Market capitalization is calculated on the basis of total shares issued multiplied by the share price at the end of the period.

As announced in January 2018, we intend to buy back up to CHF 2 billion of our own registered shares over the next three years for capital reduction purposes, including up to CHF 550 million in 2018. Based on the UBS Group AG share price as of 31 March 2018, the CHF 2 billion program corresponds to approximately 119 million shares, which represents approximately 3% of shares issued.

As of 31 March 2018, no share repurchases have been made under the program.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

67	Income statement
68	Statement of comprehensive income
70	Balance sheet
72	Statement of changes in equity
74	Statement of cash flows

76	1 Basis of accounting
106	2 Segment reporting
107	3 Net fee and commission income
107	4 Other income
108	5 Personnel expenses
108	6 General and administrative expenses
109	7 Income taxes
109	8 Earnings per share (EPS) and shares outstanding
110	9 Expected credit loss measurement
112	10 Fair value measurement
121	11 Derivative instruments
122	12 Other assets and liabilities
124	13 Debt issued designated at fair value
124	14 Debt issued measured at amortized cost
125	15 Provisions and contingent liabilities
133	16 Guarantees, commitments and forward starting transactions
133	17 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

134	Comparison UBS Group AG consolidated versus UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended
CHF million, except per share data	Note	31.3.18	31.12.17	31.3.17
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income		2,250	2,714	2,397
Interest expense from financial instruments measured at amortized cost		(1,310)	(1,467)	(1,146)
Interest income from financial instruments measured at fair value through profit or loss		1,593	893	955
Interest expense from financial instruments measured at fair value through profit or loss		(790)	(467)	(510)
Net interest income		1,743	1,672	1,696
Fee and commission income		4,882	4,772	4,789
Fee and commission expense		(409)	(478)	(436)
Net fee and commission income	3	4,473	4,294	4,353
Other net income from fair value changes on financial instruments		1,466	987	1,440
Credit loss (expense) / recovery	9	(25)	(89)	0
Other income	4	40	257	43
Total operating income		7,698	7,122	7,532
Personnel expenses	5	4,014	3,923	4,060
General and administrative expenses	6	1,424	2,054	1,506
Depreciation and impairment of property, equipment and software		272	272	255
Amortization and impairment of intangible assets		16	17	21
Total operating expenses		5,725	6,266	5,842
Operating profit / (loss) before tax		1,973	855	1,690
Tax expense / (benefit)	7	457	3,165	375
Net profit / (loss)		1,516	(2,310)	1,315
Net profit / (loss) attributable to non-controlling interests		1	27	47
Net profit / (loss) attributable to shareholders		1,514	(2,336)	1,269

Earnings per share (CHF)
Basic	8	0.41	(0.63)	0.34
Diluted	8	0.39	(0.63)	0.33

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
CHF million	31.3.18	31.12.17	31.3.17

Comprehensive income attributable to shareholders
Net profit / (loss)	1,514	(2,336)	1,269

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax (revaluation of net investment)	(482)	353	(314)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	97	(112)	(57)
Foreign currency translation differences on foreign operations reclassified to the income statement	0	0	4
Effective portion of changes in fair value of hedging instruments designated in net investment hedge reclassified to the income statement	0	(6)	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	1	(32)	2
Subtotal foreign currency translation, net of tax	(384)	203	(365)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(71)	(11)	44
Impairment charges reclassified to the income statement from equity	0	2	14
Realized gains reclassified to the income statement from equity	0	(51)	(8)
Realized losses reclassified to the income statement from equity	0	4	2
Income tax relating to net unrealized gains / (losses)	19	17	(8)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(51)	(39)	43
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(441)	(150)	(30)
Net (gains) / losses reclassified to the income statement from equity	(127)	(187)	(220)
Income tax relating to cash flow hedges	114	66	52
Subtotal cash flow hedges, net of tax	(454)	(270)	(198)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(889)	(106)	(520)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(144)	(7)	49
Income tax relating to defined benefit plans	44	12	2
Subtotal defined benefit plans, net of tax	(100)	5	51
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	171	(23)	(181)
Income tax relating to own credit on financial liabilities designated at fair value	(2)	0	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	170	(23)	(181)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	70	(19)	(129)

Total other comprehensive income	(820)	(124)	(649)
Total comprehensive income attributable to shareholders	695	(2,461)	620

Statement of comprehensive income (continued)
	For the quarter ended
CHF million	31.3.18	31.12.17	31.3.17

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	27	47

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	309	0
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	0	309	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	309	0
Total comprehensive income attributable to non-controlling interests	1	336	47

Total comprehensive income
Net profit / (loss)	1,515	(2,310)	1,315
Other comprehensive income	(819)	184	(649)
of which: other comprehensive income that may be reclassified to the income statement	(889)	(106)	(520)
of which: other comprehensive income that will not be reclassified to the income statement	70	290	(129)
Total comprehensive income	696	(2,125)	666

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
CHF million	Note	31.3.18	31.12.17

Assets
Cash and balances at central banks		92,800	87,775
Loans and advances to banks		13,338	13,739
Receivables from securities financing transactions		77,016	89,633
Cash collateral receivables on derivative instruments	11	24,271	23,434
Loans and advances to customers	9	316,195	318,509
Other financial assets measured at amortized cost	12	19,129	36,861
Total financial assets measured at amortized cost		542,749	569,950
Financial assets at fair value held for trading	10	105,554	126,144
of which: assets pledged as collateral that may be sold or repledged by counterparties		34,536	35,363
Derivative financial instruments	10,11	113,333	118,227
Brokerage receivables	10	20,250
Financial assets at fair value not held for trading	10	97,532	58,933
Total financial assets measured at fair value through profit or loss		336,669	303,304
Financial assets measured at fair value through other comprehensive income	10	6,758	8,665
Investments in associates		1,037	1,018
Property, equipment and software		8,860	8,829
Goodwill and intangible assets		6,235	6,398
Deferred tax assets		9,729	9,844
Other non-financial assets	12	7,324	7,633
Total assets		919,361	915,642

Balance sheet (continued)
CHF million	Note	31.3.18	31.12.17

Liabilities
Amounts due to banks		9,024	7,533
Payables from securities financing transactions		9,167	17,044
Cash collateral payables on derivative instruments	11	29,426	30,247
Customer deposits		398,604	408,999
Debt issued measured at amortized cost	14	137,883	139,551
Other financial liabilities measured at amortized cost	12	5,911	36,337
Total financial liabilities measured at amortized cost		590,014	639,711
Financial liabilities at fair value held for trading	10	34,747	30,463
Derivative financial instruments	10,11	111,945	116,133
Brokerage payables designated at fair value	10	34,793
Debt issued designated at fair value	10,13	52,059	49,502
Other financial liabilities designated at fair value	10,12	34,438	16,223
Total financial liabilities measured at fair value through profit or loss		267,983	212,322
Provisions	15	3,044	3,133
Other non-financial liabilities	12	7,016	9,205
Total liabilities		868,056	864,371

Equity
Share capital		385	385
Share premium		25,262	25,942
Treasury shares		(1,520)	(2,133)
Retained earnings		33,807	32,752
Other comprehensive income recognized directly in equity, net of tax		(6,692)	(5,732)
Equity attributable to shareholders		51,243	51,214
Equity attributable to non-controlling interests		62	57
Total equity		51,305	51,271
Total liabilities and equity		919,361	915,642

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2017	385	28,254	(2,249)	31,725
Issuance of share capital	0
Acquisition of treasury shares			(820)
Delivery of treasury shares under share-based compensation plans		(804)	853
Other disposal of treasury shares		0	5
Premium on shares issued and warrants exercised		4
Share-based compensation expensed in the income statement		174
Tax (expense) / benefit		12
Dividends
New consolidations / (deconsolidations) and other increases / (decreases)		(3)
Total comprehensive income for the period				1,139
of which: net profit / (loss)				1,269
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				51
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(181)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2017	385	27,637	(2,211)	32,864

Balance as of 1 January 2018 before the adoption of IFRS 9 and IFRS 15	385	25,942	(2,133)	32,752
Effect of adoption of IFRS 9				(505)
Effect of adoption of IFRS 15				(24)
Balance as of 1 January 2018 after the adoption of IFRS 9 and IFRS 15	385	25,942	(2,133)	32,223
Issuance of share capital	0
Acquisition of treasury shares			(362)
Delivery of treasury shares under share-based compensation plans		(911)	963
Other disposal of treasury shares			12
Premium on shares issued and warrants exercised		10
Share-based compensation expensed in the income statement		206
Tax (expense) / benefit		3
Dividends
New consolidations / (deconsolidations) and other increases / (decreases)		14
Total comprehensive income for the period				1,584
of which: net profit / (loss)				1,514
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(100)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				170
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2018	385	25,262	(1,520)	33,807
1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
(4,494)	(5,564)	98	972	53,621	682	54,302
				0		0
				(820)		(820)
				49		49
				5		5
				4		4
				174		174
				12		12
				0	(50)	(50)
				(3)	1	(2)
(520)	(365)	43	(198)	620	47	666
				1,269	47	1,315
(520)	(365)	43	(198)	(520)		(520)
				51		51
				(181)		(181)
				0	0	0
(5,014)	(5,930)	141	774	53,661	679	54,340

(5,732)	(6,095)	12	351	51,214	57	51,271
(72)		(72)		(577)		(577)
				(24)		(24)
(5,804)	(6,095)	(60)	351	50,612	57	50,670
				0		0
				(362)		(362)
				52		52
				12		12
				10		10
				206		206
				3		3
				0	(4)	(4)
				14	8	22
(889)	(384)	(51)	(454)	695	1	696
				1,514	1	1,515
(889)	(384)	(51)	(454)	(889)		(889)
				(100)		(100)
				170		170
				0	0	0
(6,692)	(6,478)	(110)	(103)	51,243	62	51,305

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows[1]
	Year-to-date
CHF million	31.3.18	31.3.17

Cash flow from / (used in) operating activities
Net profit / (loss)	1,516	1,315
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	272	255
Amortization and impairment of intangible assets	16	21
Credit loss expense / (recovery)	25	0
Share of net profits of associates / joint ventures and impairment of associates	(15)	(19)
Deferred tax expense / (benefit)	257	131
Net loss / (gain) from investing activities	149	141
Net loss / (gain) from financing activities	(3,647)	449
Other net adjustments	(578)	(560)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	1,651	(2,192)
Securities financing transactions	4,839	(10,223)
Cash collateral on derivative instruments	(1,763)	(1,396)
Loans and advances to customers	(6,980)	(3,460)
Customer deposits	(3,270)	(3,364)
Financial assets and liabilities at FV held for trading and derivative financial instruments	14,341	(1,991)
Brokerage receivables and payables	3,226
Financial assets at fair value not held for trading, other financial assets and liabilities	(4,614)	13,617
Provisions, other non-financial assets and liabilities	(2,002)	(1,398)
Income taxes paid, net of refunds	(140)	(52)
Net cash flow from / (used in) operating activities	3,283	(8,726)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(5)	(1)
Disposal of subsidiaries, associates and intangible assets[2]	29	3
Purchase of property, equipment and software	(365)	(315)
Disposal of property, equipment and software	29	23
Purchase of financial assets measured at fair value through other comprehensive income	(422)	(2,227)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	225	2,102
Net (purchase) / redemption of debt securities measured at amortized cost	(1,061)
Net (purchase) / redemption of financial assets held to maturity		199
Net cash flow from / (used in) investing activities	(1,571)	(215)

Table continues on the next page.

Statement of cash flows (continued)[1]

Table continued from previous page.
	Year-to-date
CHF million	31.3.18	31.3.17

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(4,507)	9,432
Net movements in treasury shares and own equity derivative activity	(317)	(786)
Issuance of long-term debt, including debt issued designated at fair value	19,203	14,195
Repayment of long-term debt, including debt issued designated at fair value	(10,107)	(10,803)
Net changes in non-controlling interests and preferred notes	17	(4)
Net cash flow from / (used in) financing activities	4,288	12,033

Total cash flow
Cash and cash equivalents at the beginning of the period	102,200	121,138
Net cash flow from / (used in) operating, investing and financing activities	6,001	3,093
Effects of exchange rate differences on cash and cash equivalents	(18)	(55)
Cash and cash equivalents at the end of the period[3]	108,182	124,175
of which: cash and balances with central banks	92,723	108,931
of which: due from banks	12,233	12,669
of which: money market paper[4]	3,227	2,576

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	3,193	2,718
Interest paid in cash	1,879	1,605
Dividends on equity investments, investment funds and associates received in cash[5]	541	436

1 Upon adoption of IFRS 9 cash flows from certain financial instruments have been reclassified from investing to operating activities. Refer to Note 1 for more information.    2 Includes dividends received from associates.    3 CHF 3,428 million and CHF 2,314 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 March 2018 and 31 March 2017, respectively. Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section in the Annual Report 2017 for more information.    4 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.    5 Includes dividends received from associates reported within Cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

1.1 Basis of preparation

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), which is also the functional currency of UBS Group AG and UBS AG’s Head Office and its Swiss-based operations.1 These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2017, except for the changes described in this note. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2017. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to “Note 1a) Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2017 and in Note 1.3 in this report.

1.2 Changes to segment reporting effective first quarter 2018

Effective 1 February 2018, UBS integrated its Wealth Management and Wealth Management Americas business divisions into a single Global Wealth Management business division, which is managed on an integrated basis, with a single set of key performance indicators, performance targets, operating plan and management structure. Consistent with this, the operating results of Global Wealth Management are presented and assessed on an integrated basis in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” pursuant to IFRS 8, Operating Segments. Consequently, beginning from the first quarter of 2018, Global Wealth Management qualifies as an operating and reportable segment for the purposes of segment reporting and is presented in these Financial Statements alongside Personal & Corporate Banking, Asset Management, the Investment Bank and Corporate Center (with its units Services, Group Asset and Liability Management (Group ALM) and Non-core and Legacy Portfolio). Following the change in the composition of UBS’s operating segments and corresponding reportable segments, previously reported segment information has been restated. The change has no effect on the recognized goodwill of both former segments.

1 As explained in UBS’s Annual Report 2017, in light of cumulative changes in UBS’s legal structure, business activities and evolving changes to its structural currency management strategy, it is anticipated that during the second half of 2018 the functional currency of UBS Group AG and UBS AG’s Head Office in Switzerland will change from Swiss francs to US dollars, and the functional currency of UBS AG’s London Branch operations will change from British pounds to US dollars, where such changes would be made on a prospective basis. As a consequence, it is also expected that management would change the presentation currency of UBS Group AG’s consolidated and UBS AG’s consolidated financial statements from Swiss francs to US dollars to align to the change in functional currency, with prior periods restated.

Note 1 Basis of accounting (continued)

1.3 Update to significant accounting policies disclosed in Note 1a) to the Financial Statements 2017

The adoption of IFRS 9, Financial Instruments (IFRS 9) and IFRS 15, Revenue from Contracts with Customers (IFRS 15) resulted in changes to UBS’s accounting policies applicable from 1 January 2018. Accounting polices set out in section 1.3.1 replace item 3) b, c, g, h, i, I, o and p in Note 1a) in the UBS Group consolidated annual Financial Statements for the year ended 31 December 2017 and those set out in section 1.3.2 replace item 4) in Note 1a) in the UBS Group consolidated annual Financial Statements for the year ended 31 December 2017.

As permitted by the transition provisions of IFRS 9 and IFRS 15, UBS elected not to restate comparative period information, and the accounting policies as set out in Note 1 in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2017 apply to comparative periods.

1.3.1 Update to Note 1a) to the Financial Statements 2017 mainly related to IFRS 9

Update to Note 1a) 3) Financial instruments

b. Classification, measurement and presentation

On initial recognition, financial assets are classified as measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).

A debt instrument is measured at amortized cost if it meets the following conditions:

–   it is held within a business model that has an objective to hold financial assets to collect contractual cash flows; and

–   the contractual terms of the financial asset result in cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

A debt instrument is measured at FVOCI if it meets both of the following conditions:

–   it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

–   the contractual terms of the financial asset result in cash flows that are SPPI.

Equity instruments are accounted for at FVTPL. All other financial assets are measured at FVTPL and consist of held for trading assets, assets mandatorily measured on a fair value basis and derivatives, except to the extent that they are designated in a hedging relationship, in which case the IAS 39 hedge accounting requirements continue to apply.

Business model assessment

UBS determines the nature of the business model, for example if the objective is to hold the financial asset and collect the contractual cash flows, by considering the way in which the financial assets are managed to achieve a particular business objective as determined by management.

Financial assets that are held for trading or managed on a fair value basis are measured at FVTPL insofar as the associated business model is neither to hold the financial assets to collect contractual cash flows nor to hold to collect contractual cash flows and sell.

The Group originates loans to hold to maturity and to sell or sub-participate to other parties, resulting in a transfer of substantially all the risks and rewards, and derecognition of the loan or portions of it. The Group considers the activities of lending to hold and lending to sell or sub-participate as two separate business models, with financial assets within the former considered to be within a business model that has an objective to hold the assets to collect contractual cash flows, and those within the latter included in a trading portfolio. In certain cases, it may not be possible on origination to identify whether loans or portions of loans will be sold or sub-participated and certain loans may be managed on a fair value basis through, for instance, using credit derivatives. These financial assets are mandatorily measured at FVTPL.

Critical accounting estimates and judgments

UBS exercises judgment to determine the appropriate level at which to assess its business models. In general the assessment is performed at the product level, e.g., retail and commercial mortgages. In other cases the assessment is carried out at a more granular level, e.g., loan portfolios by region, and, if required, further disaggregation is performed by business strategy. In addition, UBS exercises judgment in determining the effect of sales of financial instruments on the business model assessment.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Contractual cash flow characteristics

In assessing whether the contractual cash flows are SPPI, the Group considers whether the contractual terms of the financial asset contain a term that could change the timing or amount of contractual cash flows arising over the life of the instrument, which could affect whether the instrument is considered to meet the SPPI criteria.

For example, the Group holds portfolios of private mortgage contracts and corporate loans in Personal & Corporate Banking that commonly contain clauses that provide for two-way compensation if prepayment occurs. The amount of compensation paid by or to UBS reflects the effect of changes in market interest rates. The Group has determined that the inclusion of the change in market interest rates in the compensation amount is reasonable for the early termination of the contract, and therefore results in contractual cash flows that are SPPI.

Critical accounting estimates and judgments

UBS applies judgment when considering whether certain contractual features, such as interest rate reset frequency or non-recourse features, significantly affect future cash flows. Furthermore, judgment is required when assessing whether compensation paid or received on early termination of lending arrangements results in cash flows that are not SPPI.

All financial instruments are initially measured at fair value. In the case of financial instruments subsequently measured at amortized cost or FVOCI, the initial fair value is adjusted for directly attributable transaction costs.

After initial recognition, UBS classifies, measures and presents its financial assets and liabilities in accordance with IFRS 9 as described in the table on the following pages.

Note 1 Basis of accounting (continued)

Financial assets classification		Significant items included	Measurement and presentation
Measured at amortized cost

A debt financial asset is measured at amortized cost if:

–   it is held in a business model that has an objective to hold assets to collect contractual cash flows, and

–   the contractual terms give rise to cash flows that are SPPI.

This classification includes:

–   cash and balances at central banks

–   loans and advances to banks

–   cash collateral receivable on securities borrowed

–   receivables on reverse repurchase agreements

–   cash collateral receivables on derivative instruments

–   residential and commercial mortgages

–   corporate loans

–   secured loans, including Lombard loans, and unsecured loans

–   loans to financial advisors

–   debt securities held as high-quality liquid assets (HQLA)

–   fee and lease receivables.

Measured at amortized cost using the effective interest rate (EIR) method less allowances for expected credit losses (ECL) (refer to items 3c and 3g in this Note for more information).

The following items are recognized in the income statement:

–   Interest income, which is accounted for in accordance with item 3c in this Note

–   ECL and reversals

–   Foreign exchange translation gains and losses

Upfront fees and direct costs relating to loan origination, refinancing or restructuring as well as to loan commitments –  when it is probable that UBS will enter into a specific lending relationship –  are deferred and amortized over the life of the loan using the EIR method.

When the financial asset at amortized cost is derecognized, the gain or loss is recognized in the income statement.

Amounts arising from exchange-traded derivatives (ETD) and certain over-the-counter (OTC) derivatives cleared through central clearing counterparties that are either considered to be daily settled or qualify for netting (refer to “Note 1a) Significant accounting policies”  items 3d and 3j in the “Consolidated financial statements”  section of the Annual Report 2017 for more information) are presented within Cash collateral receivables on derivative instruments.

Measured at FVOCI	Debt instruments measured at FVOCI

A debt financial asset is measured at FVOCI if:

–   it is held in a business model whose objective is achieved by both holding assets to collect contractual cash flows and selling the assets, and

–   the contractual terms give rise to cash flows that are SPPI.

This classification primarily includes debt securities and certain asset-backed securities held as HQLA for which the contractual cash flows meet the SPPI conditions.

Measured at fair value with unrealized gains and losses reported in Other comprehensive income, net of applicable income taxes, until such investments are derecognized (when sold, collected or otherwise disposed). Upon derecognition, any accumulated balances in Other comprehensive income are reclassified to the income statement and reported within Other income.

The following items are recognized in the income statement:

–   Interest income, which is accounted for in accordance with item 3c in this Note

–   ECL and reversals

–   Foreign exchange translation gains and losses.

The amounts recognized in the income statement are determined on the same basis as for financial assets measured at amortized cost.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Financial assets classification		Significant items included	Measurement and presentation
Measured at FVTPL	Held for trading

Financial assets held for trading include:

–   all derivatives with a positive replacement value, except those that are designated as effective hedging instruments

–   other financial assets acquired principally for the purpose of selling or repurchasing in the near term, or that are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. Included in this category are debt instruments (including those in the form of securities, money market paper and traded corporate and bank loans) and equity instruments.

Measured at fair value with changes recognized in profit or loss.

Changes in fair value, initial transaction costs and gains and losses realized on disposal or redemption are recognized in Other net income from fair value changes on financial instruments, except interest and dividend income on instruments other than derivatives (refer to item 3c in this Note for more information), interest on derivatives designated as hedging instruments in certain types of hedge accounting relationships and forward points on certain long- and short-duration foreign exchange contracts, which are reported in Net interest income.

Derivative assets are generally presented as Derivative financial instruments, except those exchange-traded and OTC-cleared derivatives which are considered to be settled on a daily basis or qualify for netting and are presented within Cash collateral receivables on derivative instruments.

The presentation of fair value changes on derivatives that are designated and effective as hedging instruments depends on the type of hedge relationship (refer to “Note 1a) Significant accounting policies”  item 3k in the “Consolidated financial statements”  section of the Annual Report 2017 for more information).

Financial assets held for trading (other than derivatives) are presented as Financial assets at fair value held for trading.

Other financial assets mandatorily measured at fair value through profit or loss are presented as Financial assets at fair value not held for trading, except for brokerage receivables, which are presented as a separate line item on the Group’s balance sheet.

Mandatorily measured at FVTPL – Other

A financial asset is mandatorily measured at FVTPL if:

–   it is not held in a business model whose objective is to hold assets to collect contractual cash flows or to hold them to collect contractual cash flows and sell, and / or

–   the contractual terms give rise to cash flows that are not SPPI, and / or

–   it is not held for trading.

The following financial assets are mandatorily measured at FVTPL:

–   Certain structured loans, certain commercial loans, receivables under reverse repurchase and cash collateral on securities borrowing agreements that are managed on a fair value basis

–   Loans, managed on a fair value basis and hedged with credit derivatives

–   Certain debt securities held as HQLA and managed on a fair value basis

–   Certain investment fund holdings and assets held to hedge delivery obligations related to cash-settled employee compensation plans. These assets represent holdings in investments funds, whereby the contractual cash flows do not meet the SPPI conditions because the entry and exit price is based on the fair value of the fund’s assets

–   Brokerage receivables, for which contractual cash flows do not meet the SPPI conditions due to the aggregate balance being accounted for as a single unit of account, with interest being calculated on the individual components

–   Auction rate securities, for which contractual cash flows do not meet the SPPI conditions because interest may be reset at rates that contain leverage

–   Equity instruments

–   Assets held under unit-linked investment contracts.

Note 1 Basis of accounting (continued)

Financial liabilities classification		Significant items included	Measurement and presentation
Measured at amortized cost

This classification includes:

–   Demand and time deposits, retail savings / deposits, amounts payable under repurchase agreements, cash collateral on securities lent, non-structured fixed-rate bonds, subordinated debt, certificates of deposit and covered bonds

–   Cash collateral payables on derivative instruments.

Measured at amortized cost using the EIR method.

Upfront fees and direct costs relating to the issuance or origination of the liability are deferred and amortized over the life of the liability using the EIR method.

When the financial liability at amortized cost is derecognized, the gain or loss is recognized in the income statement.

Amortized cost liabilities are presented on the balance sheet primarily as Amounts due to banks, Customer deposits, Payables from securities financing transactions and Debt issued measured at amortized cost.

Amounts arising from ETD and certain OTC derivatives cleared through central clearing counterparties that are either considered to be daily settled or qualify for netting (refer to “Note 1a) Significant accounting policies”  items 3d and 3j in the “Consolidated financial statements”  section of the Annual Report 2017 for more information) are presented within Cash collateral payables on derivative instruments.

Measured at fair value through profit or loss	Held for trading

Financial liabilities held for trading include:

–   All derivatives with a negative replacement value (including certain loan commitments) except those that are designated and effective hedging instruments

–   Obligations to deliver financial instruments, such as debt and equity instruments, that UBS has sold to third parties, but does not own (short positions).

Measurement of financial liabilities classified at FVTPL follows the same principles as for financial assets classified at FVTPL, except that the amount of change in the fair value of the financial liability that is attributable to changes in UBS’s own credit risk is presented in OCI.

Financial liabilities measured at FVTPL are presented as Financial liabilities at fair value held for trading and Other financial liabilities designated at fair value, respectively, except for brokerage payables and debt issued, which are presented as separate sub-totals on the Group’s balance sheet.

Derivative liabilities are generally presented as Derivative financial instruments, except those exchange-traded and OTC-cleared derivatives which are considered to be settled on a daily basis or qualify for netting and are presented within Cash collateral payables on derivative instruments.

Bifurcated embedded derivatives are measured at fair value, but are presented on the same balance sheet line as the host contract measured at amortized cost.

Derivatives that are designated and effective as hedging instruments are also measured at fair value. The presentation of fair value changes differs depending on the type of hedge relationship (refer to “Note 1a) Significant accounting policies”  item 3k in the “Consolidated financial statements”  section of the Annual Report 2017 for more information).

Designated at FVTPL

UBS designated at FVTPL the following financial liabilities:

–   Issued hybrid debt instruments that primarily include equity-linked, credit-linked and rates-linked bonds or notes

–   Issued debt instruments managed on a fair value basis

–   Certain payables under repurchase agreements and cash collateral on securities lending agreements that are managed in conjunction with associated reverse repurchase agreements and cash collateral on securities borrowed

–   Loan commitments that are hedged predominantly with credit derivatives and those managed on a fair value basis

–   Amounts due under unit-linked investment contracts whose cash flows are linked to financial assets measured at FVTPL and eliminate an accounting mismatch

–   Brokerage payables, which arise in conjunction with brokerage receivables and are measured at FVTPL to achieve measurement consistency.

c. Interest income and expense

Interest income and expense are recognized in the income statement applying the EIR method.

In determining interest income and expense, the EIR is applied to the gross carrying amount of the financial asset (unless the asset is credit-impaired) or the amortized cost of a financial liability, based on estimated future cash flows that take into account all contractual cash flows, except those related to ECL. However, when a financial asset becomes credit-impaired after initial recognition, interest income is determined by applying EIR to the amortized cost of the instrument. Furthermore, for financial assets that were credit-impaired on initial recognition, interest is determined by applying a credit-adjusted EIR to the amortized cost of the instrument.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

UBS also presents interest income and expense on financial instruments (excluding derivatives) measured at FVTPL separately from the rest of the fair value changes in the income statement. Interest income or expense on financial instruments measured at amortized cost and financial assets measured at FVOCI are presented separately within Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income and Interest expense from financial instruments measured at amortized cost, with interest on financial instruments at FVTPL presented in Interest income (or expense) from financial instruments measured at fair value through profit or loss. All are part of Net interest income.

Interest income from financial instruments measured at fair value through profit or loss includes forward points on certain short- and long-duration foreign exchange contracts and dividend income.

Furthermore, interest income and expense on derivatives designated as hedging instruments in effective hedge relationships are presented consistently with the interest income and expense of the respective hedged item.

→   Refer to “Note 1a) Significant Accounting Policies” in the “Consolidated financial Statements” section of the Annual Report 2017 for more information

g. Expected credit losses

Expected credit losses (ECL) are recognized for financial assets measured at amortized cost, financial assets measured at FVOCI, fee and lease receivables, financial guarantees and loan commitments. ECL are also recognized on the undrawn portion of revolving revocable credit lines, which include UBS’s credit card limits and master credit facilities, which are customary in the Swiss market for corporate and commercial clients. UBS refers to both as “other credit lines,” with clients allowed to draw down on demand balances (with the Swiss master credit facilities also allowing for term products) and which can be terminated by UBS at any time. Though these other credit lines are revocable, UBS is exposed to credit risk because the client has the ability to draw down funds before UBS can take credit risk mitigation actions.

Recognition of expected credit losses

ECL represent the difference between contractual cash flows and those UBS expects to receive, discounted at the EIR. For loan commitments and other credit facilities in scope of ECL, expected cash shortfalls are determined by considering expected future draw downs.

ECL are recognized on the following basis:

–   A maximum 12-month ECL are recognized from initial recognition, reflecting the portion of lifetime cash shortfalls that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in stage 1. For instruments with a remaining maturity of less than 12 months, ECL are determined for this shorter period.

–   Lifetime ECL are recognized if a significant increase in credit risk (SICR) is detected subsequent to the instrument’s initial recognition, reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of a financial instrument, weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in stage 2. Where an SICR is no longer observed, the instrument will move back to stage 1.

–   Lifetime ECL are always recognized for credit-impaired financial instruments, referred to as instruments in stage 3. The IFRS 9 determination of whether an instrument is credit-impaired is based on the occurrence of one or more loss events, with lifetime ECL generally derived by estimating expected cash flows based on a chosen recovery strategy with additional consideration given to forward-looking economic scenarios. Credit-impaired exposures may include positions for which no loss has occurred or no allowance has been recognized, for example, because they are expected to be fully recoverable through the collateral held.

–   Changes in lifetime ECL since initial recognition are also recognized for assets that are purchased or originated credit-impaired financial assets (POCI). POCI are initially recognized at fair value with interest income subsequently being recognized based on a credit-adjusted EIR. POCI include financial instruments that are newly recognized following a substantial restructuring and remain a separate category until maturity.

Note 1 Basis of accounting (continued)

UBS does not apply the low-credit-risk practical expedient that allows a lifetime ECL for lease or fee receivables to be recognized irrespective of whether a significant increase in credit risk has occurred. Instead, UBS has incorporated lease and fee receivables into the standard ECL calculation.

A write-off is made when all or part of a financial asset is deemed uncollectible or forgiven. Write-offs reduce the principal amount of a claim and are charged against previously established allowances for credit losses. Recoveries, in part or in full, of amounts previously written off are generally credited to Credit loss expense / recovery. Write-offs and partial write-offs represent derecognition / partial derecognition events.

ECL are recognized in profit or loss with a corresponding ECL allowance reported as a decrease in the carrying value of financial assets measured at amortized cost on the balance sheet. For financial assets measured at fair value through OCI, the carrying value is not reduced, but an accumulated amount is recognized in OCI. For off-balance sheet financial instruments and other credit lines, provisions for ECL are reported in Provisions. ECL are recognized within the income statement in Credit loss expense / recovery.

Default and credit impairment

The definition of default is based on quantitative and qualitative criteria. A counterparty is classified as defaulted at the latest when material payments of interest, principal or fees are overdue for more than 90 days, or more than 180 days for the Personal & Corporate Banking and Swiss wealth management portfolios. Counterparties are also classified as defaulted when bankruptcy, insolvency proceedings or enforced liquidation have commenced, obligations have been restructured on preferential terms or there is other evidence that payment obligations will not be fully met without recourse to collateral. The latter may be the case even if, to date, all contractual payments have been made when due. If a counterparty is defaulted, generally all claims against the counterparty are treated as defaulted.

An instrument is classified as credit-impaired if the counterparty is defaulted, and / or the instrument is POCI. An instrument is POCI if it has been purchased with a material discount to its carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except POCIs), it remains as such unless all past due amounts have been rectified, additional payments have been made on time, the position is not classified as credit-restructured, and there is general evidence of credit recovery. A minimum period of three months is applied whereby most instruments remain in stage 3 for a longer period.

Measurement of expected credit losses

IFRS 9 ECL reflect an unbiased, probability-weighted estimate based on either loss expectations resulting from default events over a maximum 12-month period from the reporting date or over the remaining life of a financial instrument. The method used to calculate individual probability-weighted unbiased ECL is based on a combination of the following principal factors: probability of default (PD), loss given default (LGD) and exposure at default (EAD). PDs and LGDs used in the ECL calculation are point in time (PIT)-based for key portfolios and consider both current conditions and expected cyclical changes. For each instrument or group of instruments, parameter time series are generated consisting of the instruments’ PD, LGD and EAD profiles considering the respective period of exposure to credit risk.

For the purpose of determining the ECL-relevant parameters, UBS leverages its Pillar 1 internal ratings-based (IRB) models that are also used in determining expected loss (EL) and risk-weighted assets under the Basel III framework and Pillar 2 stress loss models. Adjustments have been made to these models and new IFRS 9-related models have been developed, which consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that PDs and LGDs used in the ECL calculation are PIT-based as opposed to the corresponding Basel III through the cycle (TTC) parameters. The assignment of internal counterparty rating grades and the determination of default probabilities for the purposes of Basel III are not affected by the IFRS 9 ECL calculation.

Probability of default (PD): The PD represents the likelihood of a default over a specified time period. A 12-month PD represents the likelihood of default determined for the next 12 months and a lifetime PD represents the probability of default over the remaining lifetime of the instrument. The lifetime PD calculation is based on a series of 12-month PIT PDs that are derived from TTC PDs and scenario forecasts. This modeling is region-, industry- and client segment-specific and considers both scenario-systematic and client-idiosyncratic information. To derive the cumulative lifetime PD per scenario, the series of 12-month PIT PDs are transformed into marginal PIT PDs taking any assumed default events from previous periods into account.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Exposure at default (EAD): The EAD represents an estimate of the exposure to credit risk at the time of a potential default occurring during the life of a financial instrument. It represents the cash flows outstanding at the time of default, considering expected repayments, interest payments and accruals, discounted at the EIR. Future drawdowns on facilities are considered through a credit conversion factor (CCF) that is reflective of historical drawdown and default patterns and the characteristics of the respective portfolios. IFRS 9-specific CCFs have been modeled to capture client segment- and product-specific patterns after removing Basel standard-specific limitations, i.e., conservativism and focus on a 12-month period prior to default.

Loss given default (LGD): The LGD represents an estimate of the loss at the time of a potential default occurring during the life of a financial instrument. The determination of the LGD takes into account expected future cash flows from collateral and other credit enhancements, or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims. The LGD is commonly expressed as a percentage of the EAD.

PD and LGD are determined for four different scenarios whereas EAD projections are treated as scenario independent.

Parameters are generally determined on an individual financial asset level. For credit card exposures in Switzerland, personal account overdrafts and certain loans to financial advisors, a portfolio approach is applied that derives an average PD and LGD for the entire portfolio.

Scenarios and scenario weights

The determination of the probability weighted ECL requires evaluating a range of diverse and relevant future economic conditions.

To accommodate this requirement, UBS uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. Each scenario is represented by a specific scenario narrative, which is relevant considering the exposure of key portfolios to economic risks, and for which a set of consistent macroeconomic variables is determined. Those variables range from above-trend economic growth to severe recession. A weight is computed for each scenario by using a probabilistic econometric model that considers recent information as well as several decades of historical data. The determined weights constitute the probabilities that the respective set of macroeconomic conditions will occur. The scenarios, including the narratives, the macroeconomic and financial variables and the scenario weights, are further discussed, challenged and potentially refined by a team of UBS-internal experts. The baseline scenario is aligned to the economic and market assumptions used for UBS business planning purposes.

Macroeconomic and other factors

The range of macroeconomic, market and other factors that is modeled as part of the scenario determination is wide, and historical information is used to support the identification of the key factors. As the forecast horizon increases, the availability of information decreases and judgment increases. For cycle-sensitive PD and LGD determination purposes, UBS projects the relevant economic factors for a period of three years before reverting, over a specified period, to a cycle-neutral PD and LGD for longer-term projections.

Factors relevant for the ECL calculation vary by type of exposure and are determined during the credit cycle index model development process in close alignment with practitioner judgment. Certain variables may only be relevant for specific types of exposures, such as house price indices for mortgage loans, while other variables have key relevance in the ECL calculation for all exposures. Regional and client segment characteristics are generally taken into account, with specific focus on Switzerland and the US considering UBS’s key ECL-relevant portfolios.

For UBS, the following forward-looking macroeconomic variables represent the most relevant factors in the ECL calculation:

–   GDP growth rates

–   House price indices

–   Unemployment rates

–   Interest rates, specifically LIBOR and government bond yields

–   Equity indices

–   Consumer price indices

Note 1 Basis of accounting (continued)

The forward-looking macroeconomic assumptions used in the ECL calculation are developed by UBS economists, risk methodology personnel and credit risk officers. Assumptions and scenarios are validated and approved through a scenario committee and an operating committee, which also aim to ensure a consistent use of forward-looking information throughout UBS, including in the business planning process. ECL inputs are tested and reassessed for appropriateness at least each quarter and appropriate adjustments are made when needed.

ECL measurement period

The period for which lifetime ECL are determined is based on the maximum contractual period that UBS is exposed to credit risk, taking into account contractual extension, termination and prepayment options. For irrevocable loan commitments and financial guarantee contracts, the measurement period represents the maximum contractual period for which UBS has an obligation to extend credit.

Additionally, some financial instruments include both an on-demand loan and a revocable undrawn commitment where the contractual cancelation right does not limit UBS’s exposure to credit risk to the contractual notice period as the client has the ability to draw down funds before UBS can take risk mitigating actions. In such cases, UBS is required to estimate the period over which it is exposed to credit risk. This applies to UBS’s credit card limits, which do not have a defined contractual maturity date, are callable on demand and where the drawn and undrawn components are managed as one unit. The exposure arising from UBS’s credit card limits is not significant and is managed at a portfolio level, with credit actions triggered when balances are past due. An ECL measurement period of seven years is applied for credit card limits, capped at 12 months for stage 1 balances, as a proxy for the period that UBS is exposed to credit risk. Customary master credit agreements in the Swiss corporate market also include on-demand loans and revocable undrawn commitments. For smaller commercial facilities, a risk-based monitoring (RbM) approach is in place that highlights negative trends as risk events, at an individual facility level, based on a combination of continuously updated risk indicators. The risk events trigger additional credit reviews by a Risk Officer, allowing for informed credit decisions to be taken. Larger corporate facilities are not subject to RbM, but are reviewed at least annually through a formal credit review. UBS has assessed these credit risk management practices and considers both the RbM approach and formal credit review as a substantive credit review providing for a re-origination of the facility. Following this, a 12 month measurement period is used for both types of facilities as an appropriate proxy of the period over which UBS is exposed to credit risk, with 12 months also used as a look back period for assessing SICR.

Significant increase in credit risk

Financial instruments subject to ECL are monitored on an ongoing basis. To determine whether the recognition of a 12-month ECL continues to be appropriate, it is assessed whether an SICR has occurred since initial recognition of the financial instrument. The assessment criteria include both quantitative and qualitative factors.

Primarily, UBS assesses changes in an instrument’s risk of default on a quantitative basis by comparing the annualized forward-looking and scenario-weighted lifetime PD of an instrument determined at two different dates:

–   at the reporting date and

–   at inception of the instrument.

In both cases the respective PDs are determined for the residual lifetime of the instrument, i.e., the period between the reporting date and maturity. If, based on UBS’s quantitative modeling, an increase exceeds a set threshold, an SICR is deemed to have occurred and the instrument is transferred to stage 2 with lifetime ECL being recognized.

The threshold applied varies depending on the original credit quality of the borrower. For instruments with lower default probabilities at inception due to good credit quality of the counterparty, the SICR threshold is set at a higher level than for instruments with higher default probabilities at inception. This implies that for instruments with initially lower default probabilities a relatively higher deterioration in credit quality is needed to trigger an SICR than for those instruments with originally higher PDs. The SICR assessment based on PD changes is made at an individual financial asset level. A high-level overview of the SICR trigger, expressed in rating downgrades, together with the corresponding ratings at origination of an instrument is provided in the “SICR thresholds” table below. This simplified view is aligned to internal ratings as disclosed in the internal ratings table presented in “Credit risk” in the “Risk management and control” section of the Annual Report 2017. The actual SICR thresholds applied are defined on a more granular level interpolating between the values shown in the table.

SICR thresholds

Internal rating at origination of the instrument	Rating downgrades / SICR trigger
0–3	3
4–8	2
9–13	1

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Irrespective of the SICR assessment based on default probabilities, credit risk is generally deemed to have significantly increased for an instrument if the borrower becomes more than 30 days past due on his contractual payments. This presumption is rebutted only where reasonable and supportable information is available that demonstrates that UBS is not exposed to an SICR even if contractual payments become more than 30 days past due.

For certain less material portfolios, specifically the Swiss credit card portfolio and the recruitment and retention loans to financial advisors within Global Wealth Management, the 30 days past due criterion is used as the primary indicator of an SICR. Where instruments are transferred to stage 2 due to the 30 days past due criterion, a minimum period of six months is applied before a transfer back to stage 1 can be triggered. For instruments in Personal & Corporate Banking that are between 90 and 180 days past due, a one-year period is applied before a transfer back to stage 1 can be triggered.

Additionally, based on individual counterparty-specific indicators, external market indicators of credit risk or general economic conditions, counterparties may be moved to a watch list, which is used as a secondary qualitative indicator for an SICR and hence for a transfer to stage 2. Exception management is further applied, allowing for individual and collective adjustments on exposures sharing the same credit risk characteristics to take account of specific situations that are not otherwise fully reflected. Instruments for which an SICR since initial recognition is determined based on criteria other than changed default probabilities remain in stage 2 for at least six months post resolution of the stage 2 trigger event.

The overall SICR determination process does not apply to Lombard loans, securities financing transactions and certain other asset-based lending transactions due to the risk management practices adopted, including daily monitoring processes with strict remargining requirements. If margin calls are not satisfied, a position is closed out and classified as a stage 3 position. ECL on these positions are not material.

Critical accounting estimates and judgments

The calculation of ECL requires management to apply significant judgment and make estimates and assumptions that involve significant uncertainty at the time they are made. Changes to these estimates and assumptions can result in significant changes to the timing and amount of ECL to be recognized.

–    Determination of a significant increase of credit risk

IFRS 9 does not include a definition of what constitutes an SICR. UBS assesses whether an SICR has occurred since initial recognition based on qualitative and quantitative reasonable and supportable forward-looking information that includes significant management judgment. More stringent criteria could significantly increase the number of instruments migrating to stage 2. An IFRS 9 Operating Committee has been established to review and challenge the SICR approach and any potential changes and determinations made in the quarter.

–    Scenarios, scenario weights and macroeconomic factors

ECL reflect an unbiased and probability-weighted amount, which UBS determines by evaluating a range of possible outcomes. Management selects forward-looking scenarios and judges the suitability of respective weights to be applied. Each of the scenarios is based on management’s assumptions around future economic conditions in the form of macroeconomic, market and other factors. Changes in the scenarios and weights, the corresponding set of macroeconomic variables and the assumptions made around those variables for the forecast horizon would have a significant effect on the ECL. An IFRS 9 Scenario Committee, in addition to the Operating Committee, has been established to derive, review and challenge the selection and weights.

–    ECL measurement period

Lifetime ECL are generally determined based upon the contractual maturity of the transaction, which significantly affects ECL. The ECL calculation is therefore sensitive to any extension of contractual maturities triggered by business decisions, consumer behaviors and an increased number of stage 2 positions. In addition, for credit card limits and Swiss callable master credit facilities, judgment is required as UBS must determine the period over which it is exposed to credit risk. A seven-year period has been applied for credit card limits, capped at 12 months for stage 1 positions, and a 12-month period has been applied for master credit facilities.

–    Modeling and management adjustments

A number of complex models have been developed or modified to calculate ECL, with additional management adjustments required. Internal counterparty rating changes, new or revised models and data may significantly affect ECL. The models are governed by UBS’s model validation controls, which aim to ensure independent verification, and are approved by the Group Model Governance Board (GMGB). The management adjustments are approved by the IFRS 9 Operating Committee and endorsed by the GMGB.

Note 1 Basis of accounting (continued)

h. Restructured and modified financial assets

When a counterparty is in financial difficulties or where default has already occurred, UBS may restructure financial assets by providing concessions that would otherwise not be considered and that are outside of UBS’s normal risk appetite, such as preferential interest rates, extension of maturity and subordination. When a credit restructuring takes place, each case is considered individually and the counterparty is generally classified as defaulted until the loan is collected or written off, non-preferential conditions are granted that supersede the preferential conditions, or until the counterparty has recovered and the preferential conditions no longer exceed UBS’s risk appetite.

Concessions granted when there is no evidence of financial difficulties, or where changes to terms and conditions are within UBS’s usual risk appetite, are not considered to be a credit restructuring.

Modifications represent contract amendments that result in an alteration of future contractual cash flows and that can occur within UBS’s normal risk appetite or as part of a credit restructuring where a counterparty is in financial difficulties.

A restructuring or modification of a financial asset could lead to a substantial change in the terms and conditions, resulting in the original financial asset being derecognized and a new financial asset being recognized. Where the modification does not result in a derecognition, any difference between the modified contractual cash flows discounted at the original EIR and the existing gross carrying value of a financial asset is recognized in profit or loss as a modification gain or loss. Further, the subsequent SICR assessment is made by comparing the risk of default at the reporting date based on the modified contractual terms of the financial asset with the risk of default at initial recognition based on the original, unmodified contractual terms of the financial asset.

o. Loan commitments

Loan commitments are arrangements under which clients can borrow stipulated amounts under defined terms and conditions.

Loan commitments that can be canceled at any time by UBS at its discretion are neither recognized on the balance sheet nor included in off-balance sheet disclosures.

Loan commitments that cannot be canceled by UBS once the commitments are communicated to the beneficiary or that are revocable only due to automatic cancelation upon deterioration in a borrower’s creditworthiness are considered irrevocable and are classified as (i) derivative loan commitments measured at fair value through profit or loss, (ii) loan commitments designated at fair value through profit or loss or (iii) other loan commitments.
The Group recognizes ECL on non-cancelable other loan commitments. In addition, UBS also recognizes ECL on loan commitments that can be canceled at any time if UBS is exposed to credit risk (refer to item g in this Note). Corresponding ECL are presented within Provisions  on the Group’s balance sheet. ECL relating to these other loan commitments is recorded in the income statement in Credit loss expense / recovery.

When a client draws on a commitment, the resulting loan is presented within (i) Financial assets at fair value held for trading, consistent with the associated derivative loan commitment, (ii) Financial assets at fair value not held for trading, following loan commitments designated at fair value through profit or loss or (iii) Loans and advances to customers, when the associated loan commitment is accounted for as an other loan commitment.

p. Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. UBS issues such financial guarantees to banks, financial institutions and other parties on behalf of clients to secure loans, overdrafts and other banking facilities.

Certain issued financial guarantees that are managed on a fair value basis are designated at fair value through profit or loss. Financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value and are subsequently measured at the higher of:

–   the amount of ECL (refer to item g in this Note) and

–   the amount initially recognized less the cumulative amount of income recognized as of the reporting date.

ECL resulting from guarantees is recorded in the income statement in Credit loss expense / recovery.

q. Other net income from fair value changes of financial instruments

The line item Other net income from fair value changes of financial instruments substantially includes fair value gains and losses on financial instruments at fair value through profit or loss, as well as the effects at derecognition, trading gains and losses and intermediation income arising from certain client-driven Global Wealth Management and Personal & Corporate Banking financial transactions. In addition, foreign currency translation effects and income and expenses from precious metals are presented under this income statement line item.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

1.3.2 Update to Note 1a) to the Financial Statements 2017 mainly related to IFRS 15

Update to Note 1a) 4) Fee and commission income and expenses

UBS earns fee income from a diverse range of services it provides to its clients. Fee income can be divided into two broad categories:

–   fees earned from services that are provided over a certain period of time, such as asset or portfolio management, custody services and certain advisory services and

–   fees earned from point in time services such as underwriting fees and brokerage fees (e.g., securities and derivative execution and clearing).

→   Refer to Note 3 for more information including the disaggregation of revenues

Over time services

Fees earned from services that are provided over a certain period of time are recognized ratably over the service period provided the fees are not contingent on successfully meeting specified performance criteria that are beyond the control of UBS (see measurement below).

Costs to fulfill over time services are recorded in the income statement immediately because such services are considered to be a series of services that are substantially the same from day to day and have the same pattern of transfer. The costs to fulfill neither generate nor enhance the resources of UBS that will be used to satisfy future performance obligations and cannot be distinguished between those that relate to satisfied and unsatisfied performance obligations. Therefore, these costs do not qualify to be recognized as an asset. Where costs incurred relate to contracts that include variable consideration that is constrained by factors beyond UBS’s control, e.g., successful mergers and acquisitions (M&A) activity, or where UBS has a history of not recovering such costs on similar transactions, then such costs are expensed immediately as incurred.

Point in time services

Fees earned from providing transaction-type services are recognized when the service has been completed provided such fees are not subject to refund or another contingency beyond the control of UBS.

Incremental costs to fulfill services provided at a point in time are typically incurred and recorded at the same time as the performance obligation is satisfied and revenue is earned, and are therefore not recognized as an asset, e.g., brokerage. Where recovery of costs to fulfill relates to an uncompleted point in time service for which the satisfaction of the performance obligation in the contract is dependent upon factors beyond the control of UBS, such as underwriting a successful securities issuance, or where UBS has a history of not recovering such costs through reimbursement on similar transactions, then such costs are expensed immediately as incurred.

Measurement

Fee and commission income is measured based on consideration specified in a legally enforceable contract with a customer, excluding amounts such as taxes collected on behalf of third parties. Consideration can include both fixed and variable amounts. Variable consideration includes refunds, discounts, performance bonuses and other amounts that are contingent on the occurrence or non-occurrence of a future event. Variable consideration that is contingent on an uncertain event can only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue for a contract will not occur. This is referred to as the variable consideration constraint. UBS does not consider the highly probable criterion to be met where the contingency on which income is dependent is beyond the control of UBS. In such circumstances, UBS only recognizes revenue when the contingency has been resolved or an uncertain event has occurred. Examples include asset management performance-linked fees, which are only payable if the returns of a fund exceed a benchmark and are only recognized after the performance period has elapsed. Similarly, M&A advisory fees that are dependent on a successful client transaction are not recognized until the transaction on which the fees are dependent has been executed. Asset management fees (excluding performance-based fees) received on a periodic basis, typically quarterly, that are determined based on a fixed percentage of net asset value that has not been established at the reporting date are estimated and accrued ratably over the period to the next invoice date, except during periods in which market volatility indicates there is a risk of significant reversal. Research revenues earned by the Investment Bank under commission-sharing or research payment account agreements are not recognized until the client has provided a definitive allocation of amounts between research providers, as prior to this UBS generally does not have an enforceable right to a specified amount of consideration.

Note 1 Basis of accounting (continued)

Consideration received is allocated to the separately identifiable performance obligations in a contract. Due to the nature of UBS’s revenues, which do not typically include multiple performance obligations or, where they do, are considered to be a series with the same pattern of transfer, e.g., asset management, significant judgment is not required to allocate a transaction price between performance obligations or in determining the timing of revenue recognition. UBS has taken the practical expedient to not disclose information on the allocation of the transaction price to remaining performance obligations in contracts. This is because contracts are typically less than one year in duration. Where contracts have a longer duration, they are either subject to the variable consideration constraint with fees calculated on future net asset value, which cannot be included within the transaction price for the contract, or result in revenue being recognized ratably using the output method corresponding directly to the value of the services completed to date and to which UBS would be entitled to invoice upon termination of the contract, e.g., loan commitments.

Presentation of fee and commission income and expense

Fee and commission income and expense are presented gross on the face of the income statement when UBS is considered to be principal in the contractual relationship with its customer and any suppliers used to fulfill such contracts. This occurs where UBS has control over such services and its relationship with suppliers prior to provision of the service to the client. UBS only considers itself to be an agent to services provided by third parties where its client controls the choice of supplier and the services to be provided, and UBS does not transform or integrate the service into a UBS product or service or take responsibility for the quality of the service, e.g., third-party execution costs for exchange-traded derivatives and fees payable to third-party research providers, where UBS is merely acting as a payment agent for its client. When UBS is acting as an agent, any costs incurred are directly offset against the associated income.

Presentation of expenses in the income statement

UBS presents expenses primarily in line with their nature in the income statement, differentiating between expenses that are incremental and incidental to revenues, which are presented within Total operating income, and those that are related to personnel, general and administrative expenses, which are presented within Total operating expenses

Contract assets, contract liabilities and capitalized expenses

UBS has applied the practical expedient that allows for costs incurred to obtain a contract to be expensed as incurred where the amortization period for any asset recognized would be less than 12 months.

Where UBS provides services to clients, consideration is due immediately upon satisfaction of a point in time service or at the end of a prespecified period for an over time service, e.g., certain asset management fees are collected monthly or quarterly, through deduction from a client account, deduction from fund assets or through separate invoicing. Where receivables are recorded, they are presented within Other financial assets measured at amortized cost.

Contract liabilities relate to prepayments received from customers where UBS is yet to satisfy its performance obligation.

Contract assets are recorded when an entity’s right to consideration in exchange for services transferred is conditional on something other than the passage of time, e.g., the entity’s future performance.

UBS has not recognized any material contract assets, contract liabilities or capitalized expenses during the period and has therefore not provided a contract balances reconciliation.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

1.4 Adoption of IFRS 9

1.4.1 Introduction

Effective 1 January 2018, UBS adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement and substantially changes accounting and financial reporting in three key areas: classification and measurement of financial assets, impairment and hedge accounting. In addition, UBS early adopted the Amendment to IFRS 9, Prepayment Features with Negative Compensation, issued in October 2017, which allows the Group to continue to apply amortized cost accounting to Swiss private mortgages and corporate loans that provide for two-way compensation if a prepayment occurs. The Group has retained hedge accounting under IAS 39 as permitted and early adopted the own credit requirements of IFRS 9 during the first quarter of 2016.

As permitted by the transitional provisions of IFRS 9, UBS elected not to restate comparative figures. Any effect on the carrying amounts of financial assets and liabilities at the date of transition to IFRS 9 was recognized as an adjustment to opening retained earnings. The detailed effects of the adoption of IFRS 9 on 1 January 2018 are presented in this Note and the updated accounting policies for classification and measurement of financial instruments and impairment of financial assets as applied from 1 January 2018 are presented in Note 1.3.

1.4.2 Transition impact

The adoption of IFRS 9 effective 1 January 2018 has resulted in a reduction to IFRS consolidated equity as of 1 January 2018 of CHF 577 million. This effect is comprised of classification and measurement changes of CHF 351 million on a pre-tax basis and CHF 293 million net of tax, as well as effects from the implementation of impairment requirements based on an ECL methodology of CHF 348 million on a pre-tax basis and CHF 284 million net of tax. Further detail is provided in section 1.4.5 of this Note.

UBS continues to test and refine the new accounting processes, internal controls and governance framework necessitated by the adoption of IFRS 9. Therefore, the estimation of ECL and related effects remain subject to change until finalization of the financial statements for the year ending 31 December 2018.

→   Refer to the 31 March 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on the effect of the IFRS 9 transition on UBS’s capital adequacy

1.4.3 Governance

The implementation of IFRS 9 has been a key strategic initiative for UBS implemented under the joint sponsorship of the Group Chief Financial Officer and the Group Chief Risk Officer. The incorporation of forward-looking information into the ECL calculation and the definition and assessment of what constitutes a significant increase in credit risk (SICR) are inherently subjective and involve the use of significant expert judgment. Therefore, UBS has developed a front-to-back governance framework over the ECL calculation process jointly owned by the Group Chief Financial Officer and the Group Chief Risk Officer and has designed controls to be in compliance with the requirements of the Sarbanes-Oxley Act. UBS has efficient credit risk management processes in place that continue to be applicable and aim to ensure the effects of economic developments are appropriately considered, mitigation actions are taken where required and risk appetite is reassessed and adjusted as needed.

→   Refer to the “Risk management and control” section of the Annual Report 2017 for more information

1.4.4 Retrospective amendments to UBS Group balance sheet presentation

Although the effect of IFRS 9 classification and measurement changes has been applied prospectively, UBS has made a series of changes to the presentation of its IFRS balance sheet to facilitate comparability and prior-period information is presented for periods ending before 1 January 2018 in this revised structure. The primary changes include:

–   IAS 39-specific asset categories, such as “Financial assets held to maturity” and “Financial assets available for sale,” have been superseded by the new categories “Financial assets measured at amortized cost” and “Financial assets measured at fair value through other comprehensive income.”

–   A new line, Financial assets at fair value not held for trading, has been created to accommodate in particular financial assets previously designated at fair value, all of which are mandatorily classified at fair value through profit or loss under IFRS 9.

–   Other assets and Other liabilities have been split between measured at amortized cost, measured at fair value through profit or loss and other non-financial assets and liabilities.

–   Cash collateral on securities borrowed and Reverse repurchase agreements have been combined into a single line, Receivables from securities financing transactions. Similarly, Cash collateral on securities lent and Repurchase agreements have been combined into a single line, Payables from securities financing transactions.

–   Finance lease receivables, previously presented within Loans, are now presented within Other financial assets measured at amortized cost.

–   Precious metal positions previously presented in Trading portfolio assets are now presented within the new line Other non-financial assets.

–   Financial liabilities designated at fair value have been split into two lines: Debt issued designated at fair value and Other financial liabilities designated at fair value.

Note 1 Basis of accounting (continued)

The table below illustrates the new balance sheet presentation of assets and liabilities as of 31 December 2017 in comparison with the presentation in the Annual Report 2017. The presentation of the components of equity has not changed, and therefore, for illustration purposes, total liabilities and equity are presented in a single line in the table. The table does not reflect any of the effects of adopting the classification and measurement requirements of IFRS 9,  which are presented in section 1.4.5 under Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9.

Retrospective amendments to UBS Group balance sheet presentation as of 31 December 2017
CHF million		31.12.17	31.12.17
Assets	References	Former presentation	Revised presentation
Cash and balances at central banks		87,775	87,775
Loans and advances to banks (formerly: Due from banks)		13,739	13,739
Receivables from securities financing transactions (new line)	1		89,633
Cash collateral on securities borrowed (newly included in Receivables from securities financing transactions)	1	12,393
Reverse repurchase agreements (newly included in Receivables from securities financing transactions)	1	77,240
Cash collateral receivables on derivative instruments		23,434	23,434
Loans and advances to customers (formerly: Loans)	2	319,568	318,509
Financial assets held to maturity (superseded)	3	9,166
Other financial assets measured at amortized cost (new line)	2,3,7		36,861
Total financial assets measured at amortized cost			569,950
Financial assets at fair value held for trading (formerly: Trading portfolio assets)	4	130,707	126,144
of which: assets pledged as collateral that may be sold or repledged by counterparties		35,363	35,363
Derivative financial instruments (formerly: Positive replacement values)		118,227	118,227
Brokerage receivables (new line, formerly included within Other assets)		n/a	n/a
Financial assets at fair value not held for trading (new line)	5		58,933
Financial assets designated at fair value	5	58,933
Total financial assets measured at fair value through profit or loss			303,304
Financial assets available for sale (superseded)	6	8,665
Financial assets measured at fair value through other comprehensive income (new line)	6		8,665
Investments in associates		1,018	1,018
Property, equipment and software		8,829	8,829
Goodwill and intangible assets		6,398	6,398
Deferred tax assets		9,844	9,844
Other non-financial assets (new line)	4,7		7,633
Other assets (superseded)	7	29,706
Total assets		915,642	915,642

Liabilities
Amounts due to banks		7,533	7,533
Payables from securities financing transactions (new line)	8		17,044
Cash collateral on securities lent (newly included in Payables from securities financing transactions)	8	1,789
Repurchase agreements (newly included in Payables from securities financing transactions)	8	15,255
Cash collateral payables on derivative instruments		30,247	30,247
Customer deposits (formerly: Due to customers)		408,999	408,999
Debt issued measured at amortized cost		139,551	139,551
Other financial liabilities measured at amortized cost (new line)	10		36,337
Total financial liabilities measured at amortized cost			639,711
Financial liabilities at fair value held for trading (formerly: Trading portfolio liabilities)		30,463	30,463
Derivative financial instruments (formerly: Negative replacement values)		116,133	116,133
Brokerage payables designated at fair value (new line, formerly included within Other liabilities)		n/a	n/a
Financial liabilities designated at fair value (superseded)	9	54,202
Debt issued designated at fair value (new line)	9		49,502
Other financial liabilities designated at fair value (new line)	9,10		16,223
Total financial liabilities measured at fair value through profit or loss			212,322
Provisions		3,133	3,133
Other non-financial liabilities (new line)	10		9,205
Other liabilities (superseded)	10	57,064
Total liabilities		864,371	864,371
Total liabilities and equity		915,642	915,642

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Explanatory footnotes to the table “Retrospective amendments to UBS Group balance sheet presentation”

Table ref.	Description of presentation changes applied retrospectively to the balance sheet as of 31 December 2017
Balance sheet assets
1

Cash collateral on securities borrowed of CHF 12,393 million and reverse repurchase agreements of CHF 77,240 million as of 31 December 2017 are now presented as a total of CHF 89,633 within a single line, Receivables from securities financing transactions.

2	Finance lease receivables of CHF 1,059 million as of 31 December 2017, previously presented within Loans, are now presented within Other financial assets measured at amortized cost.
3	Financial assets held to maturity measured at amortized cost of CHF 9,166 million as of 31 December 2017 are now presented within Other financial assets measured at amortized cost.
4	Precious metal positions of CHF 4,563 million as of 31 December 2017, previously presented in Trading portfolio assets, are now presented within Other non-financial assets.
5

Financial assets designated at fair value through profit or loss of CHF 58,933 million as of 31 December 2017, previously presented in a separate line, are now presented within Financial assets at fair value not held for trading.

6

Debt and equity instruments of CHF 8,665 million as of 31 December 2017 previously presented in Financial assets available for sale are now presented within Financial assets measured at fair value through other comprehensive income.

7

The reporting line Other assets has been split into two new reporting lines, Other financial assets measured at amortized cost and Other non-financial assets.

–   Assets of CHF 29,706 million as of 31 December 2017, previously presented within Other assets, are now presented within Other assets measured at amortized cost (CHF 26,636 million) and Other non-financial assets (CHF 3,070 million).

–   Financial assets now presented within Other financial assets measured at amortized cost include brokerage receivables of CHF 19,080 million, debt securities of CHF 9,166 million, loans to financial advisors of CHF 3,118 million and other assets amounting to CHF 5,497 million. Refer to Note 12 a) for more information.

–   Refer to Note 12 b) for more information on assets now presented within Other non-financial assets.

Balance sheet liabilities
8

Cash collateral on securities lent of CHF 1,789 million and repurchase agreements of CHF 15,255 million as of 31 December 2017 are now presented within a single line, Payables from securities financing transactions.

9

Financial liabilities designated at fair value through profit or loss of CHF 54,202 million as of 31 December 2017 are now presented within Debt issued designated at fair value (CHF 49,502 million) and Other financial liabilities designated at fair value (CHF 4,700 million).

10

The reporting line Other liabilities has been split into three new reporting lines, Other financial liabilities measured at amortized cost, Other financial liabilities designated at fair value and Other non-financial liabilities.

–    Liabilities amounting to CHF 57,064 million as of 31 December 2017, previously presented within Other liabilities, are now presented within Other financial liabilities measured at amortized cost (CHF 36,337 million, thereof CHF 29,646 million brokerage payables), within Other financial liabilities designated at fair value (amounts due under unit-linked investment contracts of CHF 11,523 million) and within Other non-financial liabilities (CHF 9,205 million).

–    Refer to note 12 c) for more information on financial liabilities now presented within Other financial liabilities measured at amortized cost.

–    Refer to note 12 d) for more information on financial liabilities now presented within Other financial liabilities designated at fair value.

–    Refer to note 12 e) for more information on liabilities now presented within Other non-financial liabilities.

Note 1 Basis of accounting (continued)

1.4.5 Transition to IFRS 9 as of 1 January 2018

Transition to Classification and measurement requirements

As set out in the amended accounting policies in Note 1.3, IFRS 9 requires all financial assets, except equity instruments and derivatives, to be classified at amortized cost, at fair value through other comprehensive income (FVOCI) or at fair value through profit or loss (FVTPL), based on the business model for managing the respective assets and their contractual cash flow characteristics.

Changes resulting from the application of IFRS 9 classification and measurement requirements as of 1 January 2018 have been applied as follows:

–   Determination of the business model was made based on facts and circumstances as of the 1 January 2018 transition date;

–   De-designations and new designations of financial instruments at FVTPL, pursuant to transition requirements of IFRS 9, have been carried out as of 1 January 2018. These reassessments resulted in:

      i.   the de-designation of certain financial assets designated at FVTPL, as they are managed on a fair value basis, and therefore are mandatorily measured at fair value, or no longer managed on a fair value basis but held to collect the contractual cash flows and therefore are measured at amortized cost;

     ii.   newly designated financial liabilities at FVTPL (e.g., brokerage payables) in order to achieve measurement consistency with associated financial assets that are mandatorily measured at FVTPL (e.g., brokerage receivables).

For UBS, the most significant IFRS 9 classification and measurement changes on transition to IFRS 9 are as follows:

–   financial assets that no longer qualify for amortized cost accounting under IFRS 9 have been classified at FVTPL because their cash flow characteristics do not satisfy the solely payments of principal and interest criteria (e.g., auction rate securities and certain brokerage receivables);

–   lending arrangements that no longer qualify for amortized cost accounting under IFRS 9 are classified at FVTPL because the business model within which they are managed does not have an objective to hold financial assets in order to collect the contractual cash flows or to collect contractual cash flows and sell (e.g., certain Investment Bank lending arrangements);

–   equity instruments classified as available for sale under IAS 39 are classified at FVTPL under IFRS 9; and

–   financial liabilities are newly designated under IFRS 9 at FVTPL, from amortized cost accounting, to align with conclusions reached for associated financial assets that will be measured at FVTPL (e.g., brokerage payables).

Effect on UBS Group income statement presentation

Upon adoption of IFRS 9, the reclassification of auction rate securities, certain loans in the Investment Bank, certain repurchase agreements and brokerage balances from amortized cost to FVTPL has resulted in the interest income from these instruments moving from Interest income (expense) from financial instruments measured at amortized cost to interest income (expense) from financial instruments measured at fair value through profit or loss. These changes have been applied prospectively from 1 January 2018.

Effect on UBS Group Statement of cash flows

Following the adoption of IFRS 9, changes have been made to the Statement of cash flows to reflect the changes arising from financial instruments that have been reclassified on the balance sheet. In particular, cash flows from certain financial assets previously measured as available-for-sale assets at fair value through other comprehensive income have been reclassified from investing activities to operating activities as the assets are fair valued through profit or loss effective 1 January 2018.

Transition to expected credit loss requirements

As set out in the Group’s amended accounting policies in Note 1.3, IFRS 9 introduces a forward-looking ECL approach, which is intended to result in an earlier recognition of credit losses compared with the incurred-loss impairment approach for financial instruments under IAS 39 and the loss-provisioning approach for financial guarantees and loan commitments under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

The majority of ECL calculated as of the transition date relates to the private and commercial mortgage portfolio and corporate lending in Switzerland within Personal & Corporate Banking.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Models at transition

For the purpose of implementing ECL under IFRS 9, UBS has leveraged existing Pillar 1 internal ratings-based (IRB) models that are also used in determining expected loss (EL) and risk-weighted assets under the Basel III framework and Pillar 2 stress loss models.

Existing models have been adapted and 29 new models have been developed for the ECL calculation that consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that PDs and LGDs used in the ECL calculation are PIT-based as opposed to the corresponding Basel III TTC parameters. Management adjustments have also been made. UBS has leveraged its existing model risk framework, including the key model validation control executed by Model Risk Management & Control. New and revised models have been approved by UBS’s GMGB.

The assignment of internal counterparty rating grades and the determination of default probabilities for the purposes of Basel III remain unchanged.

→   Refer to “Credit risk models” in the “Risk, treasury and capital management” section of our Annual Report 2017 for more information

→   Refer to “Significant accounting and financial reporting changes in 2018” in the “Operating environment and strategy” section of our Annual Report 2017 for more information

Scenarios and scenario weights at transition

As outlined in Note 1.3, UBS uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. ECL calculated on transition have been determined for each of the scenarios and subsequently weighted based on the probabilities in the table “Economic scenarios and weights applied.”

Economic scenarios and weights applied

ECL scenario	Assigned weights in % (1.1.18)
Upside	20.0
Baseline	42.5
Mild downside	30.0
Severe downside	7.5

UBS has established IFRS 9 ECL Scenario and Operating Committees to propose and approve the selection of the scenarios and weights to be applied and to monitor whether appropriate governance exists.

Macroeconomic and other factors: For each of the economic scenarios, UBS forecasts a wide range of forward-looking macroeconomic, market and other factors. Historical information was used to support the identification of the key factors and to project their development under the different scenarios. As the forecast horizon increases, the availability of information decreases and judgment increases. For cycle-sensitive PD and LGD determination purposes, UBS projected those factors for a period of three years before reverting, over a specified period, to a cycle-neutral PD and LGD for longer-term projections.

Factors relevant for the ECL calculation vary by type of exposure and are determined during the credit cycle index model development process in close alignment with practitioner judgment. Regional and client segment characteristics are generally taken into account, with specific focus on Switzerland and the US considering UBS’s key ECL-relevant portfolios.

The following represent the most significant macroeconomic factors for UBS and could substantially change the estimated ECL:

–   GDP growth rates, given their significant effect on borrowers’ performance

–   House price indices, given their significant effect on mortgage collateral valuations

–   Unemployment rates, given their significant effect on private clients’ ability to meet contractual obligations

–   Interest rates, given the significant effect on the counterparties’ abilities to service their debt

–   Equity indices, given their relevance for equity collateral valuation

–   Consumer price indices, given their overall relevance for companies’ performance, private clients’ purchasing power and economic stability.

Macroeconomic and other factors at transition

Assumptions around the most important forward-looking economic factors for Switzerland, the US and other regions as applied in each of the economic scenarios to determine ECL at the date of transition can be summarized as follows:

In the upside scenario, which assumes GDP growth rising above trend in most countries with only a moderate rise in inflation and ongoing accommodative monetary policies, GDP growth in Switzerland peaks at around 5% annually. Strong growth leads to a decline in unemployment to very low levels (below 1%) by 2020. Asset prices grow at robust pace, with equity prices increasing by approximately 10% annually and house prices (single-family homes) rising by approximately 4% annually. Policy and short-term interest rates remain low over the entire scenario, while government bond yields experience a sustained increase.

Note 1 Basis of accounting (continued)

In the US and the rest of the world, the scenario shows broadly similar features, with growth accelerating in Year 1 before steadily returning toward trend by Year 3. Specifically in the US, GDP growth accelerates at a slightly faster pace than in Switzerland, although the US experiences a slightly less substantial improvement in the unemployment rate by Year 3. The degree of policy tightening is marginally greater over the scenario horizon and, as in Switzerland, long-term government bond yields rise more significantly than short-term rates, and to a greater degree.

For the baseline scenario, which is modelled along our business plan assumptions of a continuation of overall important global growth, Swiss GDP growth remains between 1% and 2% annually over the three years of the scenario. Moderate growth results in a very mild increase of unemployment, which stabilizes at around 3.5%. Asset price growth is also moderate, with the Swiss equity price index rising by approximately 8% annually, while house prices grow by less than 1% annually. Policy rates, short-term interest rates and government bond yields increase very gradually over the three years of the scenario by approximately 50 basis points.

GDP growth in the US remains relatively stable, and faster than in Switzerland. Monetary policy tightens at a similar pace to Switzerland and, combined with a modest decline in the unemployment rate, helps to keep inflation in check. US equity prices slightly underperform their Swiss counterparts, while house prices outperform relatively stagnant Swiss house price growth. In the rest of the world, growth remains buoyant, with moderating growth in both Europe and China contrasting with accelerating growth in other emerging markets.

The mild downside scenario is based on a monetary policy tightening assumption, implemented to deflate a potential asset price bubble, causing Swiss GDP to decline by almost 1% in the first year of the scenario. The unemployment rate rises to roughly 5%. Equity prices fall by more than 20% over three years, while house prices decline by 15% over the same period. The fall of the nominal asking rent index is cushioned by higher interest rates, which register a more moderate decline than house prices. Short-term interest rates rise significantly due to monetary tightening, as well as government bond yields.

In this scenario, inflation in the US accelerates rapidly, leading to a sharp rise in short-term interest rates, similar to Switzerland. GDP growth averages a similar pace to Switzerland over three years, while equity and house prices also fall by a broadly similar degree to their Swiss equivalents. In the rest of the world, growth is also weighed down, particularly in more vulnerable emerging markets such as Russia, Turkey and Brazil, as interest rates and credit spreads rise sharply.

The severe downside scenario is modeled to mimic a severe recession caused by an event affecting Switzerland’s competitiveness in key export markets, with Swiss GDP shrinking almost 7% in the first year of the scenario. The severe recession results in a substantial increase in unemployment, which peaks at around 9%. Asset prices plummet, with the Swiss equity index falling more than 55% over three years, and house prices declining 27% over the same period. Policy and short-term interest rates remain low over the entire scenario horizon.

US GDP and unemployment deteriorate by a lesser degree than in Switzerland, and while house and equity prices decline sharply, the effects are also less severe than in Switzerland. With more scope to cut rates than the SNB, short-term rates fall in the US. In the rest of the world, growth also slows sharply, particularly in the eurozone and neighboring emerging markets such as Turkey and Russia.

ECL measurement period at transition

As set out in Note 1.3, for the majority of ECL-relevant instruments, the contractual maturity is used to calculate the measurement period, with this capped at 12 months when stage 1 ECL are required. In addition, for credit card limits and Swiss callable master credit facilities, judgment is required as UBS must determine the period over which it is exposed to credit risk. A seven-year period has been applied for credit cards and 12 months for master credit facilities. UBS’s ECL-relevant financial instruments have relatively short average maturities, which significantly contribute to the level of ECL on transition.

SICR determination at transition

The identification of instruments for which an SICR has been determined since initial recognition and the corresponding allocation to stage 2 at transition generally follow the principles described in the relevant accounting policy provided in Note 1.3. Furthermore, the following principles have been applied:

General: In estimating the retrospective lifetime PDs, we have considered the economic conditions over the relevant prior periods and the general significant uncertainty inherent in such approximation to determine the allocation of instruments to stage 2 at transition.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Real estate financing: The Basel III rating methodology applied to the majority of income-producing real estate financings within Personal & Corporate Banking, which is leveraged for IFRS 9 ECL calculations, was significantly changed in 2017. As a consequence, there is no comparable rating on origination to determine whether an SICR has arisen over time. As permitted by the IFRS 9 transition requirements, a lifetime ECL allowance has therefore been recognized for certain real estate financing positions and will continue to be recognized until the positions are derecognized.

Other portfolios, including private mortgages and commercial SME clients: The Basel III rating models for other key portfolios in Personal & Corporate Banking, in particular for private client mortgages and commercial clients in the small and medium-sized enterprise (SME) segment, have recently been subject to a major redesign. While the methodology remained essentially the same and the calibration to the portfolios’ average TTC PD value unchanged, the effect on the stage allocation is significant. This is due to the fact that the introduction of new models has led to a broader and different distribution of borrowers across the rating spectrum; while there was no material effect on those counterparties with an uplift in their rating, some of those that had a downward shift in their rating triggered the SICR threshold and a reclassification into stage 2 at transition.

The table on the following pages provides a detailed overview of the IFRS 9 transition effects as of 1 January 2018. This includes:

–   reclassification of IAS 39 carrying amounts to the new categories applicable under IFRS 9;

–   remeasurement of carrying amounts due to reclassification (any remeasurement to fair value and / or reversal of IAS 39 allowances or IAS 37 provisions for assets moving from amortized cost to fair value); and

–   recognition of IFRS 9 ECL for in-scope assets, off-balance sheet positions and other credit lines.

The following table also includes the effects recognized for deferred tax assets and therefore the total impact provided in Retained earnings in the table is net of tax effects. Explanatory footnotes provided after the table provide additional details on these changes.

Note 1 Basis of accounting (continued)

Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9
	31.12.17		1.1.18
CHF million	Classification under IAS 39	Carrying amount (IAS 39)	Reclassification (of IAS 39 carrying amounts)	Remeasurement due to reclassification incl. reversal of IAS 39/ IAS 37 allowances/ provisions	Recognition of ECL (IFRS 9)	Carrying amount (IFRS 9)

Assets
Cash and balances at central banks	Loans and receivables	87,775			0	87,775
Loans and advances to banks	Loans and receivables	13,739	(17)		(3)[12]	13,719
to: Brokerage receivables	Loans and receivables		(17)[1]
Receivables from securities financing transactions	Loans and receivables	89,633	(4,957)		(2)[12]	84,674
to: Financial assets at fair value not held for trading	Loans and receivables		(4,957)[2]
Cash collateral receivables on derivative instruments	Loans and receivables	23,434			0	23,434
Loans and advances to customers	Loans and receivables	318,509	(7,822)	0	(235)[12]	310,451
to: Financial assets at fair value not held for trading	Loans and receivables		(2,678)[3]
to: Brokerage receivables	Loans and receivables		(4,691)[1]
to: Financial assets at fair value held for trading	Loans and receivables		(468)[4]
from: Financial assets at fair value not held for trading	FVTPL (designated)		8[5]	0
from: Financial assets at fair value held for trading	FVTPL (held for trading)		6[5]
Other financial assets measured at amortized cost	Loans and receivables, held to maturity	36,861	(18,525)	0	(35)[12]	18,302
to: Brokerage receivables	Loans and receivables		(19,080)[1]
from: Financial assets measured at fair value through other comprehensive income	Available-for-sale		555[6]	0
Total financial assets measured at amortized cost		569,950	(31,321)	0	(275)	538,354
Financial assets at fair value held for trading	FVTPL (held for trading)	126,144	(10,854)	(15)		115,275
to: Loans and advances to customers	FVTPL (held for trading)		(6)[5]
to: Financial assets at fair value not held for trading	FVTPL (held for trading)		(11,316)[7]
from: Loans and advances to customers	Loans and receivables		468[4]	(15)[4]
of which: assets pledged as collateral that may be sold or repledged by counterparties	FVTPL (held for trading)	35,363				35,363
Derivative financial instruments	FVTPL (derivatives)	118,227				118,227
Brokerage receivables	Loans and receivables		23,787			23,787
from: Loans and advances to banks	Loans and receivables		17[1]
from: Loans and advances to customers	Loans and receivables		4,691[1]
from: Other financial assets measured at amortized cost	Loans and receivables		19,080[1]
Financial assets at fair value not held for trading	FVTPL (designated)	58,933[9]	20,297	(287)		78,943
to: Loans and advances to customers	FVTPL (designated)		(8)[5]
from: Financial assets at fair value held for trading	FVTPL (held for trading)		11,316[7]
from: Receivables from securities financing transactions	Loans and receivables		4,957[2]	(1)
from: Loans and advances to customers	Loans and receivables		2,678[3]	(286)[3]
from: Financial assets measured at fair value through other comprehensive income	Available-for-sale		1,356[8]
Total financial assets measured at fair value through profit or loss		303,304	33,231	(303)		336,232
Financial assets measured at fair value through other comprehensive income	Available-for-sale	8,665	(1,911)			6,755[10]
to: Other financial assets measured at amortized cost	Available-for-sale		(555)[6]
to: Financial assets at fair value not held for trading	Available-for-sale		(1,356)[8]
Investments in associates		1,018				1,018
Property, equipment and software		8,829				8,829
Goodwill and intangible assets		6,398				6,398
Deferred tax assets		9,844		58[11]	64[11]	9,967
Other non-financial assets		7,633				7,633
Total assets		915,642		(245)	(211)	915,187

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9 (continued)
	31.12.17		1.1.18
CHF million	Classification under IAS 39	Carrying amount (IAS 39)	Reclassification (of IAS 39 carrying amounts)	Remeasurement due to reclassification incl. reversal of IAS 39/ IAS 37 allowances/ provisions	Recognition of ECL (IFRS 9)	Carrying amount (IFRS 9)

Liabilities
Amounts due to banks	Amortized cost	7,533				7,533
Payables from securities financing transactions	Amortized cost	17,044	(5,081)			11,963
to: Other financial liabilities designated at fair value	Amortized cost		(5,081)[13]
Cash collateral payables on derivative instruments	Amortized cost	30,247				30,247
Customer deposits	Amortized cost	408,999	(5,268)			403,731
to: Brokerage payables designated at fair value	Amortized cost		(5,268)[14]
Debt issued measured at amortized cost	Amortized cost	139,551				139,551
Other financial liabilities measured at amortized cost	Amortized cost	36,337	(29,646)	(4)		6,686
to: Brokerage payables designated at fair value	Amortized cost		(29,646)[14]
Derecognition: deferred fees on other loan commitments	Amortized cost			(4)[4]
Total financial liabilities measured at amortized cost		639,711	(39,996)	(4)		599,712
Financial liabilities at fair value held for trading	FVTPL (held for trading)	30,463				30,463
Derivative financial instruments	FVTPL (derivatives)	116,133		57		116,191
Recognition: Loan commitments	Amortized cost – off-balance sheet			60[4]
Derecognition: Loan commitments	FVTPL (derivatives)			(2)[5]
Brokerage payables designated at fair value	Amortized cost		34,915			34,915
from: Customer deposits	Amortized cost		5,268[14]
from: Other financial liabilities measured at amortized cost	Amortized cost		29,646[14]
Debt issued designated at fair value	FVTPL (designated)	49,502				49,502
Other financial liabilities designated at fair value	FVTPL (designated)	16,223	5,081	(5)		21,300
from: Payables from securities financing transactions	Amortized cost		5,081[13]	(5)[13]
Total financial liabilities measured at fair value through profit or loss		212,322	39,996	53		252,370
Provisions		3,133			74[12]	3,207
Other non-financial liabilities		9,205				9,205
Total liabilities		864,371		49	74	864,494

Equity
Share capital		385				385
Share premium		25,942				25,942
Treasury shares		(2,133)				(2,133)
Retained earnings		32,752	72[8,15]	(293)	(284)	32,247
Other comprehensive income recognized directly in equity, net of tax		(5,732)	(72)[8,15]			(5,804)
Equity attributable to shareholders		51,214	0	(293)[15]	(284)[15]	50,637
Equity attributable to non-controlling interests		57				57
Total equity		51,271	0	(293)	(284)	50,694
Total liabilities and equity		915,642	0	(245)	(211)	915,187

Note 1 Basis of accounting (continued)

Explanatory footnotes to the table “Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9”

Table ref.	Description of classification or remeasurement changes on adoption of IFRS 9 as of 1 January 2018
1

Certain customer and prime brokerage receivable balances, in the Investment Bank and Global Wealth Management, fail the solely payments of principal and interest (SPPI) criteria for measurement at amortized cost. This includes CHF 4,691 million previously included within Loans and advances to customers, CHF 17 million from Loans and advances to banks and CHF 19,080 million previously included within Other financial assets measured at amortized cost. The receivables are managed under a business model whose objective is to hold the assets to collect contractual cash flows. However, the reported receivables represent an aggregation of cash receivable and payable balances that form a single unit of account at the client level and generate a return that does not constitute consideration for the time value of money, credit risk and other basic lending risks. The SPPI criterion is therefore not met and under IFRS 9 the receivables are mandatorily measured at FVTPL and separately presented as Brokerage receivables. There was no difference between the amortized cost carrying amount and the fair value as of 1 January 2018 and therefore no remeasurement gain or loss has been recognized.

2

Based on the business model assessment under IFRS 9, certain reverse repurchase agreements with a carrying amount of CHF 4,957 million as of 31 December 2017 were determined to be managed on a fair value basis and were therefore reclassified from amortized cost to FVTPL measurement under IFRS 9. The carrying value has been reclassified from Receivables from securities financing transactions to Financial assets at fair value not held for trading as of 1 January 2018. A remeasurement loss of CHF 1 million has been recorded in Retained earnings.

CHF 11,490 million of forward starting reverse repurchase agreements are newly accounted for as derivatives, prior to settlement, from 1 January 2018 as they are managed on a fair value basis. The fair value of the derivatives as of 1 January 2018 was immaterial.

3

Certain positions previously included within Loans and advances to customers with a carrying amount of CHF 2,678 million as of 31 December 2017 were reclassified to Financial assets at fair value not held for trading upon adoption of IFRS 9. This includes:

–   auction rate securities (CHF 2,114 million) that are held in Corporate Center and that contain an embedded leverage feature triggering the failure of the SPPI criteria.

–   certain loans in the Investment Bank (CHF 552 million) and in Corporate Center (CHF 12 million), which either fail the SPPI criteria or are held within a business model with an intent to sell or substantially hedge the primary risks.

These assets are mandatorily measured at FVTPL under IFRS 9. A corresponding net remeasurement loss of CHF 286 million was recognized in Retained earnings related to these reclassifications. This remeasurement loss also included reversal of specific credit loss allowances (CHF 11 million).

4

Due to a change in the underlying business model, loans and advances to customers with a carrying amount of CHF 468 million as of 31 December 2017 have been reclassified to Financial assets at fair value held for trading as of 1 January 2018. A corresponding net remeasurement loss of CHF 15 million, which includes the reversal of specific IAS 39 credit loss allowances, was recognized in Retained earnings related to this reclassification.

Irrevocable loan commitments that are contractually linked with these financial assets are now recognized as Derivative financial instruments (derivative liabilities) and are measured at FVTPL as of 1 January 2018. This reclassification resulted in a CHF 60 million loss with a corresponding entry to Retained earnings.

Liabilities related to deferred fees of CHF 4 million related to these loan commitments recorded as Other financial liabilities measured at amortized cost at 31 December 2017 were derecognized with a corresponding entry to Retained earnings.

5

Financial assets with a carrying amount of CHF 14 million as of 31 December 2017 were reclassified to Loans and advances to customers from Financial assets at fair value not held for trading (CHF 8 million) and from Financial assets at fair value held for trading (CHF 6 million) given management’s intent to hold these financial assets to collect contractual cash flows.

Loan commitments related to these financial assets, which were recognized as derivative liabilities with a carrying value of CHF 2 million as of 31 December 2017, were accordingly derecognized on 1 January 2018 with a corresponding entry to Retained earnings.

6

Certain debt instruments with a carrying amount of CHF 555 million as of 31 December 2017 were formerly classified as available for sale and measured at FVOCI under IAS 39 but are measured at amortized cost under IFRS 9. Those positions, which are held to collect cash flows solely representing payment of principal and interest, are presented within Other financial assets measured at amortized cost as of 1 January 2018. The fair value of these assets was consistent with the amortized cost value as of 1 January 2018 and no remeasurement gain or loss has been recognized.

7

Upon adopting IFRS 9, UBS has elected to refine the assets classified within Financial assets at fair value held for trading to carve out those that are segregated from UBS’s trading activities, where UBS’s role is primarily to manage the assets on a fair value basis on behalf of others. Instead, such assets will be presented alongside others managed on a fair value basis within Financial assets at fair value not held for trading. As a consequence of this refinement, UBS has reclassified assets held to hedge unit linked investment contracts of CHF 11,316 million from Financial assets at fair value held for trading to Financial assets at fair value not held for trading as of 1 January 2018. No remeasurement gain or loss has been recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Table ref.	Description of classification or remeasurement changes on adoption of IFRS 9 as of 1 January 2018 (continued)
8

UBS holds certain global and local liquidity buffers that were determined to be managed on a fair value basis as management utilizes fair value information for reporting and decision making purposes. Therefore, assets previously classified as available for sale under IAS 39 with a carrying amount of CHF 620 million as of 31 December 2017 were reclassified to Financial assets at fair value not held for trading. An unrealized gain of CHF 5 million related to these positions was reclassified from Other comprehensive income to Retained earnings.

Additionally, equity instruments and investment fund units previously classified as available for sale under IAS 39 with a carrying amount of CHF 736 million as of 31 December 2017 were reclassified to Financial assets at fair value not held for trading under the revised IFRS 9 measurement rules. A related unrealized gain in OCI of CHF 199 million has been reclassified to Retained earnings.

Additionally, a net tax expense of CHF 131 million was transferred from OCI to Retained earnings related to the positions above which were reclassified out of the IAS 39 available-for-sale category.

9

Assets previously designated at FVTPL with a carrying amount of CHF 58,933 million as of 31 December 2017 are no longer designated as such under IFRS 9, as it was determined that these assets were either held in a business model that is managed on a fair value basis, did not meet the SPPI criteria, or did meet the SPPI criteria and are held in a hold to collect business model.

Of the total, assets with a carrying amount of CHF 58,924 million are now mandatorily measured at FVTPL and included within Financial assets at fair value not held for trading. The remaining assets with a carrying amount of CHF 8 million have been de-designated and were reclassified to Loans and advances to customers given a change in business model to hold to collect (refer to footnote 5).

10

Certain debt instruments with a carrying amount of CHF 6,755 million as of 31 December 2017, were formerly classified as available for sale under IAS 39 and are measured at FVOCI under IFRS 9. These instruments include U.S. government bonds and U.S. government sponsored mortgage-backed securities and other debt that are held in a business model whose objective is achieved by both collecting contractual cash flows and selling, and that meet the SPPI criteria. These positions are now presented within Financial assets measured at fair value through other comprehensive income.

11

Deferred tax assets of CHF 122 million have been recognized in connection with the adoption of IFRS 9. Of the total effect, CHF 64 million relates to the recognition of ECL and CHF 58 million relates to classification and measurement changes upon adoption of IFRS 9.

12

Upon adoption of the ECL requirements of IFRS 9, a transition impact of CHF 348 million was recognized, consisting of CHF 144 million of stage 1 allowances, CHF 188 million of stage 2 allowances and an incremental increase in stage 3 allowances of CHF 16 million. The effect was mainly recognized within Loans and advances to customers (CHF 235 million), with effects also recognized in Other financial assets measured at amortized cost (CHF 35 million), Loans and advances to banks (CHF 3 million), Receivables from securities financing transactions (CHF 2 million) and Provisions (CHF 74 million).

13

Certain repurchase agreements with a carrying amount of CHF 5,081 million as of 31 December 2017 have been designated at FVTPL as they are managed in conjunction with reverse repurchase agreements that are mandatorily measured at FVTPL under IFRS 9. These amounts are included within Other financial liabilities designated at fair value as of 1 January 2018. A remeasurement gain of CHF 5 million has been recognized in Retained earnings as of 1 January 2018 related to this reclassification.

CHF 7,730 million of forward starting repurchase agreements are newly accounted for as derivatives, prior to settlement, from 1 January 2018 as they are managed on a fair value basis. The fair value of the derivatives as of 1 January 2018 was immaterial.

14

To achieve measurement consistency with reclassified customer and prime brokerage receivables that are measured at FVTPL following adoption of IFRS 9, certain customer deposits with a carrying amount of CHF 5,268 million and prime brokerage payables with a carrying amount of CHF 29,646 million as of 31 December 2017 have been designated at FVTPL and are presented within Brokerage payables designated at fair value as of 1 January 2018. There was no difference between the amortized cost carrying amount and the fair value as of 1 January 2018 and therefore no remeasurement gain or loss has been recognized.

15

The adoption of IFRS 9 has resulted in a reduction to IFRS consolidated equity as of 1 January 2018 of CHF 577 million.

This effect is comprised of classification and measurement changes of CHF 351 million on a pre-tax basis and CHF 293 million net of tax, as well as effects from the implementation of ECL credit loss methodology of CHF 348 million on a pre-tax basis and CHF 284 million net of tax. In addition, CHF 72 million has been reclassified from Other comprehensive income recognized directly in equity, net of tax, to Retained earnings (refer to footnote 8 above), with no overall impact on equity attributable to shareholders.

Note 1 Basis of accounting (continued)

Reconciliation of allowances and provisions on adoption of IFRS 9 as of 1 January 2018

The table below provides a reconciliation from the IAS 39 allowances / IAS 37 provisions to the IFRS 9 ECL allowances / provisions recognized as of 1 January 2018 upon adoption of IFRS 9.

Reconciliation of allowances and provisions on adoption of IFRS 9
	31.12.17	1.1.18
CHF million	Loss allowances and provisions (IAS 39 / IAS 37)	Reversal of allowances (IAS 39)	Recognition of ECL (IFRS 9)[1]	Allowances for ECL / Provisions for ECL (IFRS 9)

On-balance sheet
Cash and balances at central banks			0	0
Loans and advances to banks	(3)		(3)	(5)
Receivables from securities financing transactions			(2)	(2)
Cash collateral receivables on derivative instruments			0
Loans and advances to customers	(658)	26[2]	(235)[3]	(867)
Other financial assets measured at amortized cost	(101)[4]		(35)	(136)
Financial assets measured at fair value through other comprehensive income
Total on-balance sheet	(761)	26	(275)	(1,011)

Off-balance sheet financial instruments and other credit lines
Guarantees	(29)		(8)	(37)
Loan commitments	(4)		(32)	(36)
Forward starting reverse repurchase and securities borrowing agreements
Other credit lines			(34)	(34)

Total off-balance sheet financial instruments and other credit lines	(33)		(74)	(107)

Total	(794)	26	(348)	(1,117)
of which Stage 1			(144)	(144)
of which Stage 2			(188)	(188)
of which Stage 3			(16)[5]	(785)

1 Includes stage 1 and stage 2 expected credit losses and additional stage 3 expected credit losses.    2 The reversal of CHF 26 million of IAS 39 loss allowances relates to instruments reclassified from amortized cost to fair value through profit or loss on transition to IFRS 9. Refer also to footnotes 3 and 4 to the table “Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9.”    3 Includes the reversal of collective allowances of CHF 13 million.    4 Includes CHF 82 million related to loans to financial advisors for which an allowance was reported as a direct reduction of the carrying amount as of 31 December 2017.    5 The incremental increase in stage 3 allowances of CHF 16 million arises from additional consideration of forward looking scenarios under IFRS 9.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

IFRS 9 transition impact on other comprehensive income and retained earnings as of 1 January 2018

The table below presents the transition effects recognized in OCI and retained earnings upon adoption of IFRS 9.

IFRS 9 impact on other comprehensive income and retained earnings
CHF million
Other comprehensive income recognized directly in equity, net of tax
Reclassification of financial assets (available for sale to fair value through profit or loss) – equity instruments	(199)
Reclassification of financial assets (available for sale to fair value through profit or loss) – debt instruments	(5)
Tax (expense) / benefit	131
Total change in other comprehensive income	(72)

Retained earnings
Remeasurement of financial assets (reclassified from amortized cost to fair value through profit or loss)	(303)
Reclassification of financial assets (reclassified from available for sale to fair value through profit or loss)	204
Recognition of ECL for on-balance sheet financial assets	(275)
Remeasurement of financial liabilities (reclassified from amortized cost to designated at fair value through profit or loss)	5
Recognition of derivative loan commitments measured at fair value through profit or loss	(60)
Derecognition of liabilities for deferred fees on other loan commitments	4
Derecognition of derivative loan commitments measured at fair value through profit or loss	2
Recognition of ECL for off-balance sheet positions	(74)
Tax (expense) / benefit	(9)
Total change in retained earnings	(505)
Total change in equity due to the adoption of IFRS 9	(577)

Note 1 Basis of accounting (continued)

1.4.6 Information on IFRS 9 exposures and allowances / provisions as of 1 January 2018

Key balance sheet and off-balance sheet positions as of 1 January 2018

The opening balances for certain key balance sheet and off-balance sheet positions subject to ECL, broken down by segments and stages, are presented in Note 9b. UBS has established ECL disclosure segments or “ECL segments” to disaggregate portfolios based on shared risk characteristics and on the same or similar rating methods applied. These segments are presented in the table below.

Segment	Private clients with mortgages	Real estate financing	Large corporate clients	SME clients	Financial interme-diaries and hedge funds[1]	Sovereigns and public non-profit organiz-ations[1]	Lombard	Other[1]
Segment description	Lending to private clients secured by owner-occupied real estate and personal account overdrafts of those clients	Rental or income-producing real estate financing to corporate clients secured by real estate	Lending to large corporate and multinational clients	Lending to small- and medium-sized corporate clients	Financial institutions and pension funds, including exposures to broker-dealers and clearing houses	Public and (sub-) sovereign partners, including cantons, cities and non-profit organizations	Loans secured by pledges of marketable securities, guarantees and other forms of collateral	Remaining smaller segments including commodity trade finance, credit cards and aircraft lending
Description of credit risk sensitivity	Sensitive to the interest rate environment, employment status and influence from regional effects (e.g., property values)	Sensitive to GDP development, the interest rate environment and regional effects (e.g., property values)	Sensitive to GDP development, seasonality and business cycles, collateral values (diverse collateral including real estate and other collateral types)	Sensitive to GDP development, the interest rate environment and to some extent, seasonality and business cycles, collateral values (diverse collateral including real estate and other collateral types)	Sensitive to GDP development, the interest rate environment, regulatory changes and political risk	Sensitive to (geo-) political events and GDP development (through tax revenues)	Sensitive to the market (e.g., changes in collateral, as well as in invested assets)	Sensitivity based on specific lending conditions
Personal & Corporate Banking	l	l	l	l	l	l	l	l
Global Wealth Management	l	l					l	l
Investment Bank			l		l	l		l
Corporate Center					l			l

1 Not subject to separate disclosure in Note 9.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

1.5 Other new accounting standards and changes in accounting policies effective first quarter 2018

IFRS 7, Financial Instruments: Disclosures

IFRS 7, Financial Instruments: Disclosures was updated in line with IFRS 9, Financial Instruments. UBS adopted the revised standard on 1 January 2018. Given the first quarter of 2018 includes the date of initial application of IFRS 9, and to meet the general disclosure requirements for interim periods to describe the nature and effects of changes to policies and methods made since the last annual reporting, UBS provides the IFRS 9 transition disclosures as set out by IFRS 7 in the first quarter of 2018. Those transition disclosures are presented in Note 1.4. A full set of disclosures as required by revised IFRS 7 will be provided in UBS’s annual Financial Statements as of and for the year ended 31 December 2018.

In line with amendments to IFRS 7, from 1 January 2018, UBS separately presents hedging gains and losses recognized during the period in the statement of comprehensive income and the amounts reclassified to the income statement. More specifically, the effective portion of changes in fair value of hedging instruments designated in net investment hedges (before tax) recognized in other comprehensive income and the amounts reclassified to income statement, previously included within Foreign currency translation movements, before tax and Foreign exchange amounts reclassified to the income statement from equity, are now presented in Effective portion of changes in fair value of hedging instruments designated in net investment hedges, before tax, and Effective portion of changes in fair value of hedging instruments designated in net investment hedge reclassified to income statement, respectively. Furthermore, the line Foreign exchange amounts reclassified to the income statement from equity was renamed to Foreign currency translation differences on foreign operations reclassified to income statement, and the line Income tax relating to foreign currency translation movements was renamed to Income tax relating to foreign currency translations, including the impact of net investment hedges.

IFRS 15 Revenue from Contracts with Customers

Effective from 1 January 2018, UBS adopted IFRS 15, Revenue from Contracts with Customers, which replaces IAS 18, Revenue  and establishes principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied.

IFRS 15 now specifies that variable consideration is only recognized when the related performance obligation has been satisfied and to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

IFRS 15 also provides guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements for information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

As permitted by the transitional provisions of IFRS 15, UBS elected not to restate comparative figures. Instead, the cumulative effect of initially applying the standard was recognized as an adjustment to the opening balance of retained earnings. A transition adjustment of CHF 27 million on a pre-tax basis and CHF 24 million net of tax was posted to retained earnings to reverse income recognized prior to 1 January 2018 under IAS 18 that must be deferred under IFRS 15 either due to the variable consideration constraint (asset management performance fees of CHF 16 million) or because UBS does not have an enforceable right to a specified amount of consideration (commission-sharing agreements for research services of CHF 11 million).

The adoption of IFRS 15 resulted in changes to UBS’s accounting policies applicable from 1 January 2018. Accounting policies set out in Note 1.3.2 replace item 4 of Note 1a) in the UBS Group AG consolidated annual Financial Statements for the year ended 31 December 2017.

Following the adoption of IFRS 15, fee and commission income is presented in the income statement separately from fee and commission expense.

Where UBS is acting as principal as defined by IFRS 15, costs of fulfilling contracts are required by IFRS 15 to be presented separately in the income statement within fee and commission expense. Where UBS is acting as agent as defined by IFRS 15, costs of fulfilling contracts are required to be presented as a reduction in Fee and commission income. This  resulted in a reclassification of certain brokerage fees paid in an agency capacity from Fee and commission expense to Fee and commission income from 1 January 2018,  primarily relating to third-party execution costs for exchange traded derivative transactions and fees payable to third-party research providers on behalf of clients

Other presentational changes

In addition to the IFRS 15 changes, certain revenues, primarily distribution fees and fund management fees, presented within Fee and commission income have been reclassified between reporting lines in Note 3 to better reflect the nature of the revenues, with comparative period information restated accordingly. Also, certain expenses that are incremental and incidental to revenues have been reclassified prospectively from General and administrative expenses to Fee and commission expense to improve the alignment of transaction-based costs with the associated revenue stream, primarily affecting clearing costs, client loyalty costs, fund and custody expenses. As the effect of this reclassification was not material, prior-period information was not restated.

Note 1 Basis of accounting (continued)

Further information on the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers is provided in the accounting policy in item 1.3.

→   Refer to Note 3 for more information

IAS 28, Investments in Associates and Joint Ventures

In October 2017, the IASB issued an amendment to IAS 28, Investments in Associates and Joint Ventures that clarified that IFRS 9 must be applied when accounting for long-term interests in an associate or joint venture that are not accounted for under the equity method. The amendment is mandatorily effective for accounting periods beginning on or after 1 January 2019. UBS early adopted this amendment from 1 January 2018 to align with the mandatory application date of IFRS 9. The adoption of this amendment did not have a material effect on the Group’s financial statements.

Amendments to IFRS 2, Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment, which are mandatorily effective as of 1 January 2018. The amendments clarify that the approach used to account for vesting and non-vesting conditions when measuring cash-settled share-based payments is consistent with that used for equity-settled share-based payments. The amendments also clarify the classification of share-based payments settled net of withholding tax as well as the accounting consequences resulting from a modification of share-based payments from cash-settled to equity-settled. The adoption of these amendments did not have a material effect on the Group’s financial statements.

IFRIC 22, Foreign Currency Transactions and Advance Consideration

In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22), which clarifies that in circumstances when an advance consideration is received or paid before the recognition of an associated asset, expense or income, the exchange rate to be used on initial recognition of the related asset, expense or income is the rate determined as of the date of transaction – i.e., the date of initial recognition of the non-monetary asset or non-monetary liability arising from the receipt or payment of advance consideration. UBS, as required, applied IFRIC 22 from 1 January 2018. The adoption of this IFRS Interpretation did not have a material effect on the Group’s financial statements.

Amendments to IAS 1, Presentation of Financial Statements

In line with amendments to IAS 1, Presentation of Financial Statements, from 1 January 2018, UBS presents interest income and interest expense, calculated using the effective interest method, on financial instruments measured at amortized cost and financial assets measured at FVOCI separately from interest income and expense on financial instruments measured at FVTPL in the income statement.

Conceptual Framework

In March 2018, the IASB issued a revised version of its Conceptual Framework for Financial Reporting (the “Framework”). The Framework sets out the fundamental concepts of financial reporting that guide the IASB in developing IFRS Standards. The amended Framework seeks to improve the concepts for reporting assets, liabilities, income and expenses, explains how to decide when asset and liabilities should be measured using historical cost and when they should be measured at current value, and provides up-to-date tools that will help the IASB in setting IFRS Standards. It underpins existing IFRS Standards but does not override them. Preparers use the Framework as a point of reference to develop accounting policies in rare instances where a particular business transaction is not covered by existing IFRS Standards.

The IASB and the IFRS Interpretations Committee will begin to use the new Framework immediately in developing new, or amending existing, financial reporting standards and interpretations. For UBS, the Framework becomes effective in annual periods beginning on 1 January 2020. UBS is currently assessing the effect of the amended Framework on its financial accounting policies.

Change in presentation of forward points of certain long duration foreign exchange contracts transacted as economic hedges

In addition to changes resulting from new or amended accounting standards, effective from 1 January 2018, UBS refined the presentation of forward points on certain long-duration foreign exchange contracts transacted as economic hedges, transferring the forward points from Other net income from fair value changes on financial instruments (prior to 1 January 2018: Net trading income) to Interest income from financial instruments measured at fair value through profit or loss to align with the presentation of forward points on certain short-dated foreign exchange contracts. The amount of forward points on certain long-duration foreign exchange contracts recognized in Interest income from financial instruments measured at fair value through profit or loss in the first quarter of 2018 did not have a material effect on the Group’s financial statements and prior periods have not been restated.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting

UBS‘s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The four business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of the Group. Corporate Center – Non-core and Legacy Portfolio is managed and reported as a separate reportable segment within Corporate Center. Refer to “Note 1a Significant accounting policies” item 2 and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2017 for more information on the Group’s reporting segments.

	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS
CHF million					Services	Group ALM	Non-core and Legacy Portfolio

For the quarter ended 31 March 2018[1]
Net interest income	954	488	(7)	511	(83)	(128)	6	1,743
Non-interest income	3,183	454	444	1,916	23	(95)	56	5,979
Allocations from CC Group ALM	55	18	4	(104)	23	19	(15)	0
Income	4,192	960	441	2,323	(37)	(204)	49	7,723
Credit loss (expense) / recovery	3	(13)	0	(15)	0	0	0	(25)
Total operating income	4,195	947	441	2,308	(38)	(204)	49	7,698
Personnel expenses	1,861	178	167	897	888	9	14	4,014
General and administrative expenses	287	59	49	143	877	10	(1)	1,424
Services (to) / from CC and other BDs	905	288	118	674	(2,033)	(1)	48	0
of which: services from CC Services	878	311	129	651	(2,052)	42	41	0
Depreciation and impairment of property, equipment and software	1	3	0	2	265	0	0	272
Amortization and impairment of intangible assets	12	0	0	2	0	0	0	16
Total operating expenses	3,067	528	335	1,719	(2)	18	61	5,725
Operating profit / (loss) before tax	1,129	419	106	589	(35)	(222)	(12)	1,973
Tax expense / (benefit)								457
Net profit / (loss)								1,516

As of 31 March 2018
Total assets	193,522	135,876	27,079	252,419	20,792	249,140	40,533	919,361

For the quarter ended 31 March 2017[1]
Net interest income	864	457	(7)	383	(74)	66	6	1,696
Non-interest income	3,013	435	452	1,806	26	87	16	5,836
Allocations from CC Group ALM	104	59	5	(86)	30	(88)	(23)	0
Income	3,980	951	450	2,104	(18)	65	0	7,532
Credit loss (expense) / recovery	(1)	7	0	(6)	0	0	0	0
Total operating income	3,979	958	450	2,098	(18)	65	0	7,532
Personnel expenses	1,878	213	162	818	966	8	15	4,060
General and administrative expenses	275	59	57	130	965	4	17	1,506
Services (to) / from CC and other BDs	873	265	127	665	(1,981)	(10)	61	0
of which: services from CC Services	844	292	135	641	(1,993)	29	51	0
Depreciation and impairment of property, equipment and software	1	3	0	3	249	0	0	255
Amortization and impairment of intangible assets	12	0	1	3	5	0	0	21
Total operating expenses	3,039	540	347	1,619	204	2	93	5,842
Operating profit / (loss) before tax	940	418	103	480	(222)	63	(93)	1,690
Tax expense / (benefit)								375
Net profit / (loss)								1,315

As of 31 December 2017
Total assets	190,074	135,556	14,269	262,931	20,875	245,737	46,200	915,642

1 Prior period information may not be comparable as a result of the adoption of IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers, both effective 1 January 2018. Refer to Note 1 for more information on these changes.

Note 3  Net fee and commission income1

	For the quarter ended
CHF million	31.3.18	31.12.17	31.3.17
Underwriting fees	224	197	278
of which: equity underwriting fees	118	104	161
of which: debt underwriting fees	106	93	117
M&A and corporate finance fees	194	162	177
Brokerage fees	968	911	1,022
Investment fund fees	1,207	1,080	1,061
Portfolio management and related services	1,837	1,982	1,793
Other	452	441	458
Total fee and commission income[2]	4,882	4,772	4,789
of which: recurring	3,071
of which: transaction-based	1,793
of which: performance-based	17
Brokerage fees paid	85	155	166
Other	324	323	271
Total fee and commission expense	409	478	436
Net fee and commission income	4,473	4,294	4,353
of which: net brokerage fees	884	756	857

1 Upon adoption of IFRS 15, certain brokerage fees paid in an agency capacity have been reclassified from Fee and commission expense to Fee and commission income on a prospective basis from 1 January 2018, primarily relating to third-party execution costs for exchange traded derivative transactions and fees payable to third-party research providers on behalf of clients. In addition to the IFRS 15 changes, certain revenues, primarily distribution fees and fund management fees, have been reclassified between reporting lines to better reflect the nature of the revenues with prior period information restated accordingly. This resulted in the following impacts: for the quarter ended 31 December 2017, CHF 77 million was reclassified from Underwriting fees to Brokerage fees and CHF 258 million was reclassified from Portfolio management and related services to Investment fund fees. For the quarter ended 31 March 2017, CHF 81 million was reclassified from total Underwriting fees to Brokerage fees and CHF 247 million was reclassified from Portfolio management and related services to Investment fund fees. Also, certain expenses that are incremental and incidental to revenues have been reclassified prospectively from General and administrative expenses to Fee and commission expense to improve the alignment of transaction-based costs with the associated revenue stream, primarily impacting clearing costs, client loyalty costs, fund and custody expenses. As the impact of this reclassification was not material, prior period information was not restated.    2 Reflects third-party fee and commission income for the first quarter of 2018 of CHF 2,891 million for Global Wealth Management, CHF 300 million for Personal & Corporate Banking, CHF 777 million for Asset Management, CHF 900 million for the Investment Bank and CHF 14 million for Corporate Center.

Note 4  Other income

	For the quarter ended
CHF million	31.3.18	31.12.17	31.3.17
Associates, joint ventures and subsidiaries
Net gains / (losses) from disposals of subsidiaries[1]	0	55	(4)
Share of net profits of associates and joint ventures	15	19	19
Total	15	74	15
Financial assets measured at fair value through other comprehensive income
Net gains / (losses) from disposals	0	46	6
Impairments	0	(2)	(14)
Total	0	45	(8)
Net gains / (losses) from disposals of financial assets measured at amortized cost	0	(3)	17
Net income from properties (excluding net gains / (losses) from disposals)[2]	6	6	6
Other	19	135	12
Total other income	40	257	43

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 5  Personnel expenses

	For the quarter ended
CHF million	31.3.18	31.12.17	31.3.17
Salaries and variable compensation	2,585	2,213	2,443
Financial advisor variable compensation[1]	974	1,031	987
Contractors	116	134	93
Social security	229	204	202
Pension and other post-employment benefit plans	(30)	171	199
Other personnel expenses	141	170	136
Total personnel expenses	4,014	3,923	4,060

1 Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Changes to the Pension Fund of UBS in Switzerland

As a result of the effects of continuing low and in some cases negative interest rates, diminished investment return expectations and increasing life expectancy, the Pension Fund of UBS in Switzerland and UBS have agreed measures that will take effect from the start of 2019 to support the long-term financial stability of the Swiss pension fund. As a result, the conversion rate will be lowered, the regular retirement age and employee contributions will be increased, and savings contributions will start earlier. These measures will have no effect on current pensioners of UBS.

To mitigate the effects of the reduction of the conversion rate on future pensions, UBS will make a payment to employees’ retirement assets in the Swiss pension fund of up to CHF 720 million in three installments in 2020, 2021 and 2022. In accordance with International Financial Reporting Standards (IFRS), these measures, including the portion of the payment to be made by UBS that is attributable to past service, have resulted in a reduction in the pension obligation recognized by UBS, resulting in a pre-tax gain of CHF 225 million recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. The change has also resulted in a reduced pension service cost starting from January 2018. The gain was recognized as a reduction in personnel expense, with a corresponding effect in Other comprehensive income to reflect the effect of the IFRS asset ceiling. If the Swiss pension plan remains in an asset ceiling position, the annual payments adjusted for expected forfeitures are expected to reduce total equity by approximately CHF 200 million per year over the installment period, with no effect on the income statement.

Note 6  General and administrative expenses

	For the quarter ended
CHF million	31.3.18	31.12.17	31.3.17
Occupancy	219	237	221
Rent and maintenance of IT and other equipment	150	149	144
Communication and market data services	152	155	155
Administration	135	254	99
of which: UK bank levy[1]	0	88	(25)
Marketing and public relations	80	137	92
Travel and entertainment	93	120	88
Professional fees	231	366	256
Outsourcing of IT and other services	340	429	383
Litigation, regulatory and similar matters[2]	(11)	181	33
Other	34	26	34
Total general and administrative expenses	1,424	2,054	1,506

1 The credit presented for the first quarter of 2017 related to 2016. The net expense presented for the fourth quarter of 2017 included a CHF 11 million credit related to 2016.    2 Reflects the net increase / (decrease) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15 for more information. Also includes recoveries from third parties (first quarter of 2018: CHF 17 million; fourth quarter of 2017: CHF 2 million; first quarter of 2017: CHF 1 million).

Note 7   Income taxes

The Group recognized an income tax expense of CHF 457 million for the first quarter of 2018 compared with an income tax expense of CHF 375 million for the first quarter of 2017.

Deferred tax expenses were CHF 257 million in the first quarter of 2018 compared with CHF 131 million in the first quarter of 2017 and mainly related to the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

The current tax expense was CHF 200 million compared with CHF 244 million in the same quarter a year earlier and related to taxable profits of UBS Switzerland AG and other legal entities in the UBS Group.

Note 8  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended
	31.3.18	31.12.17	31.3.17

Basic earnings (CHF million)
Net profit / (loss) attributable to shareholders	1,514	(2,336)	1,269

Diluted earnings (CHF million)
Net profit / (loss) attributable to shareholders	1,514	(2,336)	1,269
Less: (profit) / loss on own equity derivative contracts	(1)	0	0
Net profit / (loss) attributable to shareholders for diluted EPS	1,513	(2,336)	1,269

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,728,701,542	3,719,192,967	3,712,946,691
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	128,521,488	13[1]	123,710,692
Weighted average shares outstanding for diluted EPS	3,857,223,030	3,719,192,980	3,836,657,383

Earnings per share (CHF)
Basic	0.41	(0.63)	0.34
Diluted	0.39	(0.63)	0.33

Shares outstanding
Shares issued	3,854,297,125	3,853,096,603	3,851,255,128
Treasury shares	93,077,090	132,301,550	137,116,350
Shares outstanding	3,761,220,035	3,720,795,053	3,714,138,778

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

Number of shares	31.3.18	31.12.17	31.3.17

Potentially dilutive instruments
Employee share-based compensation awards	7,283,110	155,972,370[1]	31,976,718
Other equity derivative contracts	7,757,622	9,191,987	9,117,655
Total	15,040,732	165,164,357	41,094,373

1 Due to the net loss in the fourth quarter of 2017, a weighted average of 127,252,442 potential shares from unvested notional share awards and options outstanding were not included in the calculation of diluted EPS as they were anti-dilutive for the quarter ended 31 December 2017. Such shares are only taken into account for the diluted EPS calculation when their conversion to ordinary shares would decrease earnings per share or increase loss per share, in accordance with IAS 33, Earnings per Share.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses amounted to CHF 25 million in the first quarter of 2018, reflecting net losses of CHF 15 million related to credit impaired (stage 3) positions and expected credit losses of CHF 10 million related to stages 1 and 2 positions.

Stage 3 net losses of CHF 15 million were recognized across a number of defaulted positions and included a recovery of CHF 7 million on a position that was previously fully written-off.

Stage 1 and 2 expected credit losses (ECL) have been recognized in the period across P&C, GWM and IB primarily related to new loans and facilities.

There have not been any material changes to models used to calculate ECL and to determine stage allocation.

As outlined in Note 1.3, UBS uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. ECL as of 31 March 2018 have been determined based on the same scenario selection and scenario weights as of 1 January 2018, the date of transition to IFRS 9.

Economic scenarios and weights applied

ECL scenario	Assigned weights in % (31.3.18)
Upside	20.0
Baseline	42.5
Mild downside	30.0
Severe downside	7.5

Further, assumptions around the most important forward-looking economic factors for Switzerland, the US and other regions as applied in each of those economic scenarios to determine ECL at the reporting date have not changed from the date of transition to IFRS 9. The point-in-time probability of default values applied to the ECL calculation at the reporting date reflect, however, market data updates, such as house price and equity indices and foreign exchange rates. Details on assumptions applied around the most important forward-looking economic factors are discussed in Note 1.4.

b) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The table on the next page provides information on financial instruments and certain non-financial instruments that are subject to ECL. For amortized cost instruments, the net carrying value represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized cost instruments, the allowance does not reduce the carrying value of these financial assets. The carrying value of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on notional amounts.

Note 9   Expected credit loss measurement (continued)

CHF million	31.3.18
	Carrying amount				ECL allowance
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	92,800	92,800	0	0	0	0	0	0
Loans and advances to banks	13,338	13,300	38	0	(5)	(3)	0	(2)
Receivables from securities financing transactions	77,016	77,016	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	24,271	24,271	0	0	0	0	0	0
Loans and advances to customers	316,195	287,107	27,543	1,545	(838)	(54)	(162)	(622)
of which: Private clients with mortgage	120,535	104,614	15,149	772	(127)	(11)	(71)	(44)
of which: Real estate financing	36,003	26,415	9,553	36	(62)	(3)	(51)	(8)
of which: Large corporate clients	11,610	10,828	684	97	(62)	(7)	(2)	(54)
of which: SME clients	10,072	7,893	1,629	550	(281)	(9)	(24)	(248)
of which: Lombard	114,436	114,423	0	13	(86)	(4)	0	(82)
Other financial assets measured at amortized cost	19,129	18,371	271	488	(146)	(35)	(5)	(106)
of which: loans to financial advisors	3,326	3,104	74	149	(115)	(28)	(2)	(85)
Total financial assets measured at amortized cost[1]	542,749	512,865	27,851	2,033	(992)	(94)	(168)	(730)
Financial assets measured at fair value through other comprehensive income	6,758	6,758	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	549,507	519,623	27,851	2,033	(992)	(94)	(168)	(730)

	Total exposure				ECL provision
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,404	16,624	577	203	(40)	(7)	(2)	(31)
Irrevocable loan commitments	29,746	29,181	547	18	(32)	(24)	(7)	(1)
of which: Large corporate clients	22,234	21,693	535	7	(26)	(20)	(5)	(1)
Forward starting reverse repurchase and securities borrowing agreements	1,231	1,231	0	0	0	0	0	0
Committed unconditionally revocable credit lines	35,892	33,937	1,879	75	(34)	(17)	(17)	0
of which: Real estate financing	2,942	2,134	808	0	(12)	(2)	(9)	0
of which: SME clients	4,617	4,065	496	56	(7)	(4)	(3)	0
Irrevocable committed prolongation of existing loans	1,912	1,912	0	0	(1)	(1)	0	0
Total off-balance sheet financial instruments and other credit lines	86,184	82,885	3,003	296	(106)	(49)	(26)	(32)
Total allowances and provisions					(1,098)	(143)	(194)	(762)
1 The carrying value of financial assets at amortized cost are net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Expected credit loss measurement (continued)

CHF million	1.1.18
	Carrying amount				ECL allowance
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	87,775	87,775	0	0	0	0	0	0
Loans and advances to banks	13,719	13,701	18	0	(5)	(2)	0	(3)
Receivables from securities financing transactions	84,674	84,674	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,434	23,434	0	0	0	0	0	0
Loans and advances to customers	310,451	281,149	27,812	1,491	(867)	(61)	(163)	(644)
of which: Private clients with mortgage	119,560	103,867	15,006	686	(124)	(12)	(69)	(44)
of which: Real estate financing	35,896	26,210	9,657	29	(62)	(3)	(53)	(6)
of which: Large corporate clients	11,004	10,358	557	88	(69)	(6)	0	(63)
of which: SME clients	10,322	8,218	1,518	585	(287)	(8)	(23)	(256)
of which: Lombard	111,748	111,731	0	17	(84)	(5)	0	(79)
Other financial assets measured at amortized cost	18,302	17,805	32	465	(136)	(29)	(1)	(106)
of which: loans to financial advisors	3,086	2,874	32	179	(115)	(28)	(1)	(87)
Total financial assets measured at amortized cost[1]	538,354	508,538	27,862	1,956	(1,011)	(95)	(164)	(752)
Financial assets measured at fair value through other comprehensive income	6,755	6,755	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	545,110	515,293	27,862	1,956	(1,011)	(95)	(164)	(752)

	Total exposure				ECL provision
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,152	16,331	633	189	(37)	(6)	(2)	(29)
Irrevocable loan commitments	30,852	30,153	662	37	(36)	(24)	(8)	(4)
of which: Large corporate clients	21,999	21,344	629	26	(27)	(19)	(4)	(4)
Forward starting reverse repurchase and securities borrowing agreements	1,216	1,216	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,690	34,471	2,157	62	(34)	(19)	(15)	0
of which: Real estate financing	3,103	2,097	1,007	0	(9)	(2)	(7)	0
of which: SME clients	4,770	4,311	406	53	(7)	(5)	(2)	0
Irrevocable committed prolongation of existing loans	1,635	1,634	0	1	0	0	0	0
Total off-balance sheet financial instruments and other credit lines	87,545	83,805	3,452	288	(107)	(49)	(24)	(33)
Total allowances and provisions					(1,117)	(144)	(188)	(785)
1 The carrying value of financial assets at amortized cost are net of the respective ECL allowances.

Note 10  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017, which provides more information on valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

Adoption of IFRS 9

Upon adoption of IFRS 9 on 1 January 2018, certain classification and measurement changes were made, primarily resulting in a reclassification of certain financial assets and liabilities from amortized cost to fair value through profit or loss. This included:

–   Brokerage receivables and payables held in the Investment Bank and Global Wealth Management;

–   Auction rate securities held in Corporate Center; and

–   Certain loans held in the Investment Bank.

Certain financial assets and liabilities which have been newly classified at fair value through profit or loss are designated as Level 3 in the fair value hierarchy. Refer to the tables and text within this Note for more information.

An immaterial amount of financial assets were reclassified from Financial assets at fair value held for trading and Financial assets at fair value not held for trading to Loans and advances to customers upon adoption of IFRS 9. An immaterial amount of associated loan commitments, which were recognized as derivative liabilities as of 31 December 2017 were also derecognized. No material fair value gains and losses would have been recognized in the income statement in the first quarter of 2018 had those instruments not been reclassified. Similarly, no material fair value gains or losses would have been recognized in Other comprehensive income related to debt instruments that were reclassified from Financial assets available for sale to Other financial assets measured at amortized cost upon adoption of IFRS 9.

→  Refer to Note 1.4 for more information on the adoption of IFRS 9

Note 10 Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.18				31.12.17
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	89,273	14,344	1,937	105,554	108,962	15,211	1,972	126,144
of which:
Government bills / bonds	13,769	1,115	0	14,885	11,935	918	0	12,854
Corporate and municipal bonds	342	8,157	233	8,731	37	7,974	552	8,563
Loans	0	3,005	606	3,611	0	3,346	501	3,847
Investment fund units	6,951	1,560	704	9,215	7,223	1,839	571	9,632
Asset-backed securities	0	169	157	326	0	194	174	368
Equity instruments	68,211	338	237	68,787	79,274	186	105	79,565
Financial assets for unit-linked investment contracts[2]					10,492	755	69	11,316

Derivative financial instruments	853	111,135	1,344	113,333	458	116,221	1,549	118,227
of which:
Interest rate contracts	8	41,153	35	41,196	1	43,913	135	44,049
Credit derivative contracts	0	1,894	458	2,352	0	2,266	550	2,816
Foreign exchange contracts	385	42,025	239	42,649	207	46,748	189	47,143
Equity / index contracts	21	24,374	608	25,002	16	21,541	675	22,232
Commodity contracts	0	1,379	0	1,379	0	1,727	0	1,727

Financial assets mandatorily measured at fair value on a recurring basis

Brokerage receivables[3]	0	20,250	0	20,250

Financial assets at fair value not held for trading	44,989	47,876	4,667	97,532	23,032	34,481	1,419	58,933
of which:
Government bills / bonds	24,255	3,646	0	27,901	22,062	3,900	0	25,961
Corporate and municipal bonds	760	23,265	0	24,025	765	20,702	0	21,467
Financial assets for unit-linked investment contracts[2]	19,655	4,528	0	24,183
Loans (including structured loans)	0	8,353	1,924	10,277	0	9,385	758	10,143
Structured securities financing transactions[4]	0	7,621	140	7,760	0	118	173	291
Auction-rate securities[3]	0	0	1,713	1,713
Investment fund units	167	415	107	689	205	377	0	582
Equity instruments[5]	151	47	369	567
Other	0	1	413	415	0	0	489	489

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,560	4,197	0	6,758	3,000	5,157	507	8,665
of which:
Government bills / bonds	2,515	118	0	2,634	2,733	133	0	2,866
Corporate and municipal bonds	45	428	0	473	121	1,060	9	1,189
Asset-backed securities	0	3,651	0	3,651	0	3,880	0	3,880
Other[5]	0	0	0	0	146	85	499	730

Non-financial assets measured at fair value on a recurring basis

Other non-financial assets
Precious metals and other physical commodities	4,032	0	0	4,032	4,563	0	0	4,563

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[6]	0	58	9	67	0	54	42	95
Total assets measured at fair value	141,707	197,861	7,957	347,525	140,015	171,125	5,489	316,629

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.3.18				31.12.17
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	29,657	4,999	91	34,747	26,037	4,309	117	30,463
of which:
Government bills / bonds	7,574	398	0	7,972	5,153	256	0	5,409
Corporate and municipal bonds	11	4,133	31	4,176	50	3,453	35	3,538
Investment fund units	291	67	4	362	541	263	16	820
Equity instruments	21,781	392	56	22,229	20,293	336	66	20,695

Derivative financial instruments	837	108,437	2,671	111,945	398	112,928	2,807	116,133
of which:
Interest rate contracts	12	36,125	212	36,349	5	38,196	186	38,387
Credit derivative contracts	0	2,777	629	3,407	0	3,196	601	3,797
Foreign exchange contracts	343	41,891	118	42,353	213	45,150	122	45,485
Equity / index contracts	6	26,131	1,708	27,845	42	24,803	1,896	26,741
Commodity contracts	0	1,227	1	1,227	0	1,561	1	1,562

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value[3]	0	34,793	0	34,793

Debt issued designated at fair value	0	40,213	11,846	52,059	0	38,617	10,885	49,502

Other financial liabilities designated at fair value	2	33,061	1,375	34,438	0	14,282	1,941	16,223
of which:
Amounts due under unit-linked investment contracts	0	24,348	0	24,348	0	11,523	0	11,523
Structured securities financing transactions[4]	0	5,812	1	5,812	0	372	4	376
Over-the-counter debt instruments	2	2,898	1,371	4,270	0	2,385	1,930	4,315

Non-financial liabilities measured at fair value on a non-recurring basis

Other non-financial liabilities	0	0	0	0	0	1	0	1
Total liabilities measured at fair value	30,495	221,504	15,984	267,983	26,435	170,138	15,750	212,323

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The fair value of these derivatives was not material for the periods presented.    2 Financial assets for unit-linked investment contracts were reclassified from Financial assets at fair value held for trading to Financial assets at fair value not held for trading as of 1 January 2018. Refer to Note 1.4 for more information.    3 Comparative period information is not disclosed for financial assets and liabilities that were measured at amortized cost prior to the adoption of IFRS 9. Refer to Note 1.4 for more information.    4 The increases in Structured securities financing transactions primarily relate to the reclassification of certain balances from amortized cost to fair value through profit or loss upon adoption of IFRS 9. Refer to Note 1.4 for more information.    5 Upon adoption of IFRS 9, equity instruments that were formerly classified as available for sale under IAS 39 have been reclassified to Financial assets at fair value not held for trading. Refer to Note 1.4 for more information.    6 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 10   Fair value measurement (continued)

Product description, valuation and classification in the fair value hierarchy for products newly classified at fair value upon adoption of IFRS 9

Product description, valuation and fair value hierarchy information is provided below for significant products classified at fair value which are not described in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017.

Auction rate securities

There are two types of auction rate securities (ARS): auction preferred securities (APS) and auction rates certificates (ARC). ARC are issued by municipalities and are used by investors as tax-exempt alternatives to money market instruments. Interest rates for these instruments are reset through a periodic Dutch auction. APS are similar to ARC with the primary difference being that they are issued from closed-end funds. ARS are valued directly using market prices that reflect recent transactions after applying an adjustment for trade size or quoted dealer prices where available. Suitably deep and liquid pricing information is generally not available for ARS securities. As a result, these securities are classified as Level 3.

Brokerage receivables and payables

Callable, on-demand balances, including long cash credits, short cash debits, margin debit balances and short sale proceeds. The business model for these accounts is similar to any current or on demand account, with account holders using the account to house subscriptions, redemptions and billed amounts. Fair value is determined based on value of the underlying balances. Due to the on-demand nature of its underlying, these receivables and payables are designated as Level 2.

b) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss is generally released into Other net income from fair value changes on financial instruments when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	31.3.18	31.12.17	31.3.17
Balance at the beginning of the period	329	351	371
Profit / (loss) deferred on new transactions	187	50	51
(Profit) / loss recognized in the income statement	(53)	(76)	(53)
Foreign currency translation	(6)	4	(3)
Balance at the end of the period	457	329	365

c) Transfers between Level 1 and Level 2

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1 during the first three months of 2018 were not material. Assets totaling approximately CHF 0.5 billion, which were mainly comprised of financial assets at fair value held for trading, primarily equity instruments, were transferred from Level 1 to Level 2 during the first three months of 2018, generally due to diminished levels of trading activity observed within the market. Transfers of financial liabilities from Level 1 to Level 2 recorded during the first three months of 2018 were not material.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10 Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are generally consistent with those included in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.18			31.12.17
CHF billion	31.3.18	31.12.17	31.3.18	31.12.17			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading, Financial assets at fair value not held for trading[3]
Corporate and municipal bonds	0.2	0.6	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	132	91	0	133	92	points
Traded loans, loans mandatorily at fair value, loan commitments and guarantees	2.9	1.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	20	101	98	50	102	98	points
					Discounted expected cash flows	Credit spread	118	153		23	124		basis points
					Market comparable and securitization model	Discount margin	0	14	2	0	14	2%
Auction-rate securities[4]	1.7		0.0		Relative value to market comparable	Price	77	97					points
Investment fund units[5]	0.8	0.7	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[5]	0.6	0.5	0.1	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[6]			11.8	10.9
Other financial liabilities designated at fair value[6]			1.4	1.9
Derivative financial instruments
Interest rate contracts	0.0	0.1	0.2	0.2	Option model	Volatility of interest rates[7]	53	76		28	70		basis points
Credit derivative contracts	0.5	0.5	0.6	0.6	Discounted expected cash flows	Credit spreads	5	303		6	550		basis points
						Bond price equivalent	1	103		2	102		points
Equity / index contracts	0.6	0.7	1.7	1.9	Option model	Equity dividend yields	0	13		0	13%
						Volatility of equity stocks, equity and other indices	0	85		0	172%
						Equity-to-FX correlation	(45)	71		(39)	70%
						Equity-to-equity correlation	(50)	97		(50)	97%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 Comparative period information includes equity instruments that were formerly classified as available for sale under IAS 39 and have been reclassified to Financial assets at fair value not held for trading upon adoption of IFRS 9. Refer to Note 1.4 for more information.    4 Comparative period information is not disclosed for financial assets and liabilities that were measured at amortized cost prior to the adoption of IFRS 9. Refer to Note 1.4 for more information.    5 The range of inputs is not disclosed due to the dispersion of values given the diverse nature of the investments.    6 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value and Other financial liabilities designated at fair value, which is primarily comprised of over-the-counter debt instruments, are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    7 Effective 31 March 2018, the range of inputs reported for this significant unobservable input is based on normal volatility and the unit has been updated to basis points. Log-normal volatility with the unit as points was reported previously. Prior-period information has been restated to reflect this change in presentation.

Note 10   Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or structured financing instrument within the table below.

The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.18		31.12.17
CHF million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans measured at fair value, loan commitments and guarantees	83	(18)	79	(11)
Structured securities financing transactions	65	(65)	34	(34)
Auction-rate securities[1]	87	(87)
Asset-backed securities	31	(26)	19	(15)
Equity instruments	134	(106)	79	(53)
Interest rate derivative contracts, net	12	(28)	13	(26)
Credit derivative contracts, net	33	(36)	64	(99)
Foreign exchange derivative contracts, net	8	(5)	12	(6)
Equity / index derivative contracts, net	189	(205)	190	(193)
Other	14	(14)	13	(13)
Total	656	(591)	502	(450)
1 Comparative period information is not disclosed for financial assets and liabilities that were measured at amortized cost prior to the adoption of IFRS 9. Refer to Note 1.4 for more information.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Upon adoption of IFRS 9 on 1 January 2018, certain financial assets and liabilities were designated as Level 3 in the fair value hierarchy and are presented in the table on the following pages, including the associated effect upon adoption of IFRS 9 on 1 January 2018. This includes auction rate securities held in Corporate Center and certain loans held in the Investment Bank.

In addition to various financial assets and liabilities being newly classified at fair value through profit or loss, certain equity investments and investment fund units measured at fair value through other comprehensive income were reclassified to Financial assets at fair value not held for trading under the revised IFRS 9 measurement rules, which resulted in an opening balance reclassification between reporting lines in the table on the following pages.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2016	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2017

Financial assets at fair value held for trading	1.7	0.1	0.0	0.3	(1.1)	0.6	0.0	0.1	(0.2)	0.0	1.5
of which:
Corporate and municipal bonds	0.6	0.1	0.1	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.7
Loans	0.7	0.0	0.0	0.1	(0.9)	0.6	0.0	0.0	(0.1)	0.0	0.4
Investment fund units	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.4	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.3

Financial assets at fair value not held for trading	2.1	0.1	0.0	0.0	0.0	0.5	(1.0)	0.0	(0.1)	0.0	1.6
of which:
Loans (including structured loans)	1.2	0.1	0.0	0.0	0.0	0.1	(0.7)	0.0	(0.1)	0.0	0.6
Auction-rate securities[3]
Equity instruments
Other	0.9	0.0	0.0	0.0	0.0	0.4	(0.3)	0.0	0.0	0.0	1.0

Financial assets measured at fair value through other comprehensive income	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5

Derivative financial instruments – assets	2.5	(0.3)	(0.1)	0.0	0.0	1.1	(0.9)	0.2	(0.3)	0.0	2.3
of which:
Credit derivative contracts	1.3	(0.1)	0.1	0.0	0.0	0.9	(0.7)	0.1	(0.2)	0.0	1.2
Equity / index contracts	0.7	0.0	0.0	0.0	0.0	0.2	(0.1)	0.0	(0.1)	0.0	0.7
Other	0.5	(0.2)	(0.2)	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.4

Derivative financial instruments – liabilities	4.0	0.0	0.1	0.0	0.0	0.5	(0.3)	0.0	(0.7)	0.0	3.6
of which:
Credit derivative contracts	1.5	0.0	0.0	0.0	0.0	0.3	0.0	0.0	(0.3)	0.0	1.5
Equity / index contracts	1.9	0.1	0.1	0.0	0.0	0.2	(0.3)	0.0	(0.4)	0.0	1.6
Other	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.5

Debt issued designated at fair value	9.7	0.7	0.6	0.0	0.0	1.4	(1.1)	0.6	(1.1)	(0.1)	10.2

Other financial liabilities designated at fair value	1.3	0.3	0.2	0.0	0.0	1.1	(0.7)	0.2	0.0	0.0	2.1

1 Net gains / losses included in comprehensive income comprise of Net interest income, Other net income from fair value changes on financial instruments and Other income.    2 Total Level 3 assets as of 31 March 2018 were CHF 8.0 billion (31 December 2017: CHF 5.5 billion). Total Level 3 liabilities as of 31 March 2018 were CHF 16.0 billion (31 December 2017: CHF 15.7 billion).    3 Comparative period information is not disclosed for items that were measured at amortized cost prior to the adoption of IFRS 9. Refer to Note 1.4 for more information.

Note 10   Fair value measurement (continued)

			Total gains / losses included in comprehensive income
Balance as of 31 December 2017	Reclassifications and remeasurements upon adoption of IFRS 9	Balance as of 1 January 2018	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2018[2]

2.0	0.4	2.4	(0.2)	(0.1)	0.4	(1.4)	0.4	0.0	0.3	0.0	0.1	1.9

0.6		0.6	0.0	0.0	0.1	(0.5)	0.0	0.0	0.1	0.0	0.0	0.2
0.5	0.4	0.9	(0.1)	0.0	0.1	(0.8)	0.4	0.0	0.0	0.0	0.0	0.6
0.6		0.6	(0.2)	(0.2)	0.1	0.0	0.0	0.0	0.2	0.0	0.0	0.7
0.3		0.3	0.1	0.1	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.4

1.4	2.9	4.3	(0.3)	(0.3)	0.8	(0.4)	0.0	0.0	0.1	0.0	0.2	4.7

0.8	0.6	1.3	(0.3)	(0.2)	0.8	(0.1)	0.0	0.0	0.1	0.0	0.1	1.9
	1.8	1.8	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	0.0	0.1	1.7
	0.4	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4
0.7	0.1	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7

0.5	(0.5)

1.5		1.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.4)	0.0	0.0	0.1	1.3

0.5		0.5	(0.1)	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.5
0.7		0.7	0.0	(0.1)	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	0.6
0.3		0.3	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.3

2.8	0.0	2.8	(0.2)	(0.2)	0.0	0.0	0.4	(0.6)	0.2	(0.1)	0.1	2.7

0.6		0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6
1.9		1.9	(0.3)	(0.3)	0.0	0.0	0.4	(0.4)	0.1	(0.1)	0.1	1.7
0.3	0.0	0.3	0.1	0.1	0.0	0.0	0.0	(0.2)	0.1	0.0	0.0	0.3

10.9		10.9	(0.3)	(0.3)		0.0	2.5	(1.5)	0.4	(0.6)	0.4	11.8

1.9		1.9	(0.3)	(0.3)	0.0	0.0	0.2	(0.6)	0.0	0.0	0.1	1.4

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into Level 3 totaled CHF 0.4 billion and were primarily comprised of investment fund units and corporate and municipal bonds, mainly due to decreased observability of the respective net asset value and bond price equivalent inputs. Assets transferred out of Level 3 during the first three months of 2018 were not significant.

Liabilities transferred into and out of Level 3 totaled CHF 0.6 billion and CHF 0.7 billion, respectively. Transfers into Level 3 were primarily comprised of equity-linked issued debt instruments and interest rate derivatives contracts, due to decreased observability of the respective equity volatility and rates volatility inputs. Transfers out of Level 3 were primarily comprised of equity-linked and credit-linked issued debt instruments resulting from changes in the availability of the observable equity volatility and credit spread inputs used to determine the fair value of the options embedded in these structures.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.18		31.12.17
CHF billion	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances at central banks	92.8	92.8	87.8	87.8
Loans and advances to banks	13.3	13.3	13.7	13.7
Receivables from securities financing transactions	77.0	77.0	89.6	89.6
Cash collateral receivables on derivative instruments	24.3	24.3	23.4	23.4
Loans and advances to customers	316.2	317.0	318.5	319.9
Other financial assets measured at amortized cost	19.1	18.9	36.9	36.7
Liabilities
Amounts due to banks	9.0	9.0	7.5	7.5
Payables from securities financing transactions	9.2	9.2	17.0	17.0
Cash collateral payables on derivative instruments	29.4	29.4	30.2	30.2
Customer deposits	398.6	398.6	409.0	409.0
Debt issued measured at amortized cost	137.9	140.9	139.6	143.5
Other financial liabilities measured at amortized cost	5.9	5.9	36.3	36.3

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 11  Derivative instruments

a) Derivative instruments

As of 31.3.18, CHF billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	41.2	1,231	36.3	1,103	11,173
Credit derivative contracts	2.4	88	3.4	93	0
Foreign exchange contracts	42.6	2,547	42.4	2,445	0
Equity / index contracts	25.0	412	27.8	474	91
Commodity contracts	1.4	39	1.2	39	9
Unsettled purchases of non-derivative financial instruments[5]	0.4	36	0.3	15
Unsettled sales of non-derivative financial instruments[5]	0.3	28	0.5	28
Total derivative financial instruments, based on IFRS netting[6]	113.3	4,382	111.9	4,197	11,273
Further netting potential not recognized on the balance sheet[7]	(99.3)		(96.8)
of which: netting of recognized financial liabilities / assets	(80.7)		(80.7)
of which: netting with collateral received / pledged	(18.6)		(16.1)
Total derivative financial instruments, after consideration of further netting potential	14.1		15.2

As of 31.12.17, CHF billion
Derivative financial instruments[1]
Interest rate contracts	44.0	1,142	38.4	1,044	10,462
Credit derivative contracts	2.8	92	3.8	98	1
Foreign exchange contracts	47.1	2,389	45.5	2,193	0
Equity / index contracts	22.2	380	26.7	487	83
Commodity contracts	1.7	33	1.6	37	8
Unsettled purchases of non-derivative financial instruments[5]	0.1	12	0.1	11
Unsettled sales of non-derivative financial instruments[5]	0.1	15	0.1	9
Total derivative financial instruments, based on IFRS netting[6]	118.2	4,063	116.1	3,878	10,555
Further netting potential not recognized on the balance sheet[7]	(104.2)		(98.5)
of which: netting of recognized financial liabilities / assets	(83.5)		(83.5)
of which: netting with collateral received / pledged	(20.7)		(15.0)
Total derivative financial instruments, after consideration of further netting potential	14.0		17.7

1 Derivative financial liabilities as of 31 March 2018 include CHF 0.1 billion related to derivative loan commitments (31 December 2017: CHF 0.0 billion). No notional amounts related to these commitments are included in this table but are disclosed within Note 16 under Loan commitments with a committed amount of CHF 3.9 billion as of 31 March 2018 (31 December 2017: CHF 5.3 billion).    2 Upon adoption of IFRS 9 on 1 January 2018, certain forward starting transactions have been classified as measured at fair value through profit or loss and are recognized within derivative instruments. Derivative financial assets and Derivative financial liabilities each include CHF 0.0 billion as of 31 March 2018 related to forward starting transactions. No notional amounts related to these assets and liabilities are included in this table but are disclosed within Note 16 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2017 for more information.

b) Cash collateral on derivative instruments

CHF billion	Receivables 31.3.18	Payables 31.3.18	Receivables 31.12.17	Payables 31.12.17
Cash collateral on derivative instruments, based on IFRS netting[1]	24.3	29.4	23.4	30.2
Further netting potential not recognized on the balance sheet[2]	(13.5)	(14.4)	(12.5)	(17.4)
of which: netting of recognized financial liabilities / assets	(12.9)	(13.3)	(11.7)	(16.3)
of which: netting with collateral received / pledged	(0.6)	(1.2)	(0.7)	(1.2)
Cash collateral on derivative instruments, after consideration of further netting potential	10.7	15.0	11.0	12.8

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of our Annual Report 2017 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 12  Other assets and liabilities

a) Other financial assets measured at amortized cost

CHF million	31.3.18	31.12.17
Prime brokerage receivables[1]		19,080
Debt securities	10,610	9,166
of which: government bills / bonds	7,775	6,465
Loans to financial advisors[2]	3,326	3,118
Fee and commission related receivables	1,679	1,780
Finance lease receivables	1,070	1,059
Settlement and clearing accounts	557	716
Accrued interest income	609	577
Other	1,279	1,365
Total other financial assets measured at amortized cost	19,129	36,861

1 Upon adoption of IFRS 9 on 1 January 2018, the classification of prime brokerage receivables and payables changed from amortized cost to fair value through profit or loss, and brokerage receivables and payables are now presented separately on the balance sheet. Refer to Note 1.4 for more information.    2 Related to financial advisors in the US and Canada.

b) Other non-financial assets

CHF million	31.3.18	31.12.17
Precious metals and other physical commodities	4,032	4,563
Bail deposit[1]	1,336	1,337
Prepaid expenses	1,065	1,013
VAT and other tax receivables	365	359
Properties and other non-current assets held for sale	67	95
Other	460	266
Total other non-financial assets	7,324	7,633
1 Refer to item 1 in Note 15b for more information.

Note 12  Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost

CHF million	31.3.18	31.12.17
Prime brokerage payables[1]		29,646
Other accrued expenses	2,277	2,444
Accrued interest expenses	1,291	1,513
Settlement and clearing accounts	1,067	1,395
Other	1,276	1,338
Total other financial liabilities measured at amortized cost	5,911	36,337

1 Upon adoption of IFRS 9 on 1 January 2018, the classification of prime brokerage receivables and payables changed from amortized cost to fair value through profit or loss, and brokerage receivables and payables are now presented separately on the balance sheet. Refer to Note 1.4 for more information.

d) Other financial liabilities designated at fair value

CHF million	31.3.18	31.12.17
Amounts due under unit-linked investment contracts	24,348	11,523
Structured securities financing transactions	5,812	375
Over-the-counter debt instruments	4,270	4,317
of which: life-to-date own credit (gain) / loss	5	36
Loan commitments and guarantees	7	9
Total other financial liabilities designated at fair value	34,438	16,223

e) Other non-financial liabilities

CHF million	31.3.18	31.12.17
Compensation-related liabilities	5,224	7,674
of which: accrued expenses	1,141	2,670
of which: Deferred Contingent Capital Plan	1,629	1,993
of which: other deferred compensation plans	1,627	2,086
of which: net defined benefit pension and post-employment liabilities	828	925
Current and deferred tax liabilities	947	912
VAT and other tax payables	534	415
Deferred income	244	150
Other	67	53
Total other non-financial liabilities	7,016	9,205

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 13  Debt issued designated at fair value

CHF million	31.3.18	31.12.17
Issued debt instruments
Equity-linked[1]	36,107	34,162
Rates-linked	5,972	5,811
Credit-linked	2,933	2,937
Fixed-rate	4,187	3,921
Other	2,860	2,671
Total debt issued designated at fair value	52,059	49,502
of which: life-to-date own credit (gain) / loss	14	159
1 Includes investment fund unit-linked instruments issued.

Note 14  Debt issued measured at amortized cost

CHF million	31.3.18	31.12.17
Certificates of deposit	18,779	23,831
Commercial paper	23,304	23,532
Other short-term debt	4,078	3,590
Short-term debt[1]	46,162	50,953
Senior unsecured debt	34,729	32,268
Senior unsecured debt that contributes to total loss-absorbing capacity	26,431	27,233
Covered bonds	4,105	4,112
Subordinated debt	18,030	16,555
of which: high-trigger loss-absorbing additional tier 1 capital instruments	6,898	5,187
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,342	2,383
of which: low-trigger loss-absorbing tier 2 capital instruments	8,097	8,286
of which: non-Basel III-compliant tier 2 capital instruments	694	700
Debt issued through the Swiss central mortgage institutions	8,349	8,345
Other long-term debt	77	87
Long-term debt[2]	91,721	88,599
Total debt issued measured at amortized cost[3]	137,883	139,551

1 Debt with an original maturity of less than one year.    2 Debt with original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 15   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions recognized under both IAS 37 and IFRS 9.

CHF million	31.3.18	31.3.17
Provisions recognized under IAS 37	2,937	3,100
Provisions for off-balance sheet financial instruments[1]	72	33
Provisions for other credit lines[1]	35	0
Total provisions	3,044	3,133

1 Provisions recognized as of 31 March 2018 relate to exposures in the scope of the expected credit loss requirements of IFRS 9. Refer to Notes 1.4 and 9 for more information. Comparative period provisions for off-balance sheet financial instruments relate to loss provisions recognized under IAS 37.

The following table presents additional information for provisions recognized under IAS 37.

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Real estate	Employee benefits[5]	Other	Total
Balance as of 31 December 2017	43	2,444	322	134	68	89	3,100
Increase in provisions recognized in the income statement	5	37	40	0	1	7	89
Release of provisions recognized in the income statement	(2)	(31)	(7)	0	(2)	(4)	(45)
Provisions used in conformity with designated purpose	(5)	(81)	(71)	0	0	(7)	(164)
Foreign currency translation / unwind of discount	0	(39)	(4)	1	(1)	0	(43)
Balance as of 31 March 2018	41	2,331	280[3]	134[4]	66	85	2,937

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Primarily consists of personnel-related restructuring provisions of CHF 63 million as of 31 March 2018 (31 December 2017: CHF 83 million) and provisions for onerous lease contracts of CHF 212 million as of 31 March 2018 (31 December 2017: CHF 235 million).    4 Consists of reinstatement costs for leasehold improvements of CHF 92 million as of 31 March 2018 (31 December 2017: CHF 92 million) and provisions for onerous lease contracts of CHF 42 million as of 31 March 2018 (31 December 2017: CHF 41 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance that are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and is subject to probation through January 2020. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit[1]
CHF million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2017	555	79	1	345	240	0	1,224	2,444
Increase in provisions recognized in the income statement	35	0	0	2	0	0	0	37
Release of provisions recognized in the income statement	(4)	0	0	(3)	(24)	0	0	(31)
Provisions used in conformity with designated purpose	(33)	0	0	(15)	0	0	(33)	(81)
Foreign currency translation / unwind of discount	(8)	0	0	(6)	0	0	(26)	(39)
Balance as of 31 March 2018	546	79	1	323	216	0	1,166	2,331

1 Provisions, if any, for the matters described in this Note are recorded in Global Wealth Management (item 3 and item 4), the Investment Bank (item 7) and Corporate Center – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.

Note 15  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders.

Since 2013, UBS (France) S.A. and UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory and regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In February 2016, the investigating judges notified UBS AG and UBS (France) S.A. that they have closed their investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). In March 2017, the investigating judges issued the trial order (“ordonnance de renvoi”) that charges UBS AG and UBS (France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud, and which transfers the case to court. The trial schedule has not yet been announced. In October 2017, the Investigation Chamber of the Court of Appeals decided that UBS (France) S.A. shall not be constituted as a civil party in the guilty plea proceedings against the former UBS (France) S.A. Head of Front Office. UBS (France) S.A. has appealed this decision to the French Supreme Court (“Cour de cassation”). The appeal is pending, although the criminal court subsequently found the individual’s guilty plea to be invalid.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 March 2018 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action (Trustee Suit) in the US District Court for the Southern District of New York (SDNY) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations with an original principal balance of approximately USD 2 billion. Approximately 9,000 loans were at issue in a bench trial in the SDNY in 2016, following which the court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The court further ordered that a lead master be appointed to apply the court’s rulings to the loans that remain at issue following the trial. In October 2017, UBS and certain holders of the RMBS in the Trustee Suit entered into an agreement under which UBS has agreed to pay an aggregate of USD 543 million into the relevant RMBS trusts, plus certain attorneys’ fees. A portion of UBS’s settlement costs will be borne by other parties that indemnified UBS. The agreement was subject to the trustee for the RMBS trusts becoming a party thereto by 9 March 2018. The trustee for the RMBS trusts has informed UBS that it would not accept the proposed settlement under the agreement between UBS and the RMBS holders. UBS has been in discussions with the trustee about the terms on which it would become a party to a settlement, although there can be no assurance that the trustee will agree to a settlement on terms that are acceptable to UBS. Other than the Trustee Suit, UBS considers claims relating to substantially all loan repurchase demands to be resolved, and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and subsequently provided a revised list of transactions. UBS has provided information in response to this subpoena. UBS also received and responded to subpoenas from the New York State Attorney General (NYAG) and other state attorneys general relating to UBS’s RMBS business. In March 2018, UBS and the NYAG reached an agreement to resolve the NYAG’s investigation, whereby UBS will pay USD 41 million and provide consumer relief in a stated amount of USD 189 million calculated as set forth in the settlement agreement. UBS has also responded to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the US Securities and Exchange Commission (SEC) relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. UBS is cooperating with the authorities in these matters.

Our balance sheet at 31 March 2018 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts aggregating approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

Note 15  Provisions and contingent liabilities (continued)

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of fraudulent conveyances and preference payments. In 2016, the Bankruptcy Court dismissed the remaining claims against the UBS entities. The BMIS Trustee appealed. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to those made by the BMIS Trustee, and seeking unspecified damages. These claims have either been voluntarily withdrawn or dismissed on the basis that the courts did not have jurisdiction to hear the claims against the UBS entities. In 2016, the plaintiff in one of those claims appealed the dismissal. In February 2018, the United States Court of Appeals for the Second Circuit affirmed the dismissal of the plaintiff’s claim.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.5 billion, of which claims with aggregate claimed damages of USD 1.5 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied.
Defendants’ requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In 2016, defendants’ motion to dismiss was granted in part and denied in part. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendant’s motion for summary judgment based on a forum selection clause in the loan agreements. The Puerto Rico Supreme Court reversed that decision and remanded the case back to the trial court for reconsideration. On reconsideration the trial court granted defendant’s motion and dismissed the action.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. The funds hold significant amounts of those bonds and the defaults on interest payments have had, and are expected to continue to have, an adverse effect on dividends from the funds. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of creditors’ rights. In May and June 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

 Our balance sheet at 31 March 2018 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In addition, the DOJ’s Criminal Division (Criminal Division) terminated the 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. In January 2018, UBS reached a settlement with the CFTC in connection with the CFTC’s precious metals investigations. As part of that settlement, UBS paid a USD 15 million civil monetary penalty. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange and precious metals matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The settlement agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

Note 15  Provisions and contingent liabilities (continued)

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal. The appeals court heard oral argument in June 2017.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs agreed to dismiss their complaint. In 2017, two new putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of different proposed classes of indirect purchasers of currency, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. Plaintiffs have filed a motion seeking leave to file an amended complaint. Putative class actions are also pending against UBS and other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In 2016, the court in New York granted UBS’s motions to dismiss the putative class actions relating to gold and silver. Plaintiffs in those cases sought to amend their complaints to add new allegations about UBS, which the court granted. The plaintiffs filed amended complaints in 2017. In March 2017, the court in New York granted UBS’s motion to dismiss the platinum and palladium action. In May 2017, plaintiffs in the platinum and palladium action filed an amended complaint that did not allege claims against UBS.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted or are continuing to conduct investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. In 2012, UBS reached settlements relating to benchmark interest rates with the FSA, the CFTC and the Criminal Division of the DOJ, and FINMA issued an order in its proceedings with respect to UBS relating to benchmark interest rates. In addition, UBS entered into settlements with the European Commission (EC) and with the Swiss Competition Commission (WEKO) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity. Investigations by certain governmental authorities remain ongoing notwithstanding these resolutions.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of individual actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR, Australian BBSW and USD ISDAFIX, and seek unspecified compensatory and other damages under varying legal theories.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

USD LIBOR class and individual actions in the US. In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although, the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs have sought permission to appeal that ruling to the Second Circuit.

Other benchmark class actions and ISDAFIX class action in the US. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including federal antitrust claims for lack of standing. In 2015, this court dismissed plaintiff’s federal racketeering claims on the same basis and affirmed its previous dismissal of plaintiff’s antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR and the SIBOR / SOR lawsuits dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions have filed amended complaints following the dismissals, which UBS and other defendants have moved to dismiss. UBS and other defendants have also moved to dismiss the GBP LIBOR and Australian BBSW actions. In 2017, the district court preliminarily approved a settlement agreement under which UBS would pay USD 14 million to resolve putative class actions filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY, and a consolidated complaint was filed in 2017. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 March 2018 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2018 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. The SFC has previously indicated that it intended to take enforcement action against UBS and certain employees in relation to certain of these offerings. In March 2018, the SFC issued a decision notice in relation to one of the offerings under investigation. The notice provides for a fine of HKD 119 million and a suspension of UBS Securities Hong Kong Limited’s ability to act as a sponsor for Hong Kong-listed initial public offerings for 18 months. UBS has appealed the decision.

Note 16   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.3.18			31.12.17
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Total guarantees	19,009	(2,923)	16,086	18,854	(2,867)	15,987
Loan commitments	34,534	(866)	33,667	39,069	(1,074)	37,995
Forward starting transactions[1]
Reverse repurchase agreements	16,905			12,683
Securities borrowing agreements	35			23
Repurchase agreements	13,763			8,187
1 Cash to be paid in the future by either UBS or the counterparty.

Note 17   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate			Average rate[1]
	As of			For the quarter ended
	31.3.18	31.12.17	31.3.17	31.3.18	31.12.17	31.3.17
1 USD	0.95	0.97	1.00	0.94	0.98	1.00
1 EUR	1.17	1.17	1.07	1.16	1.17	1.07
1 GBP	1.34	1.32	1.25	1.32	1.32	1.25
100 JPY	0.90	0.86	0.90	0.88	0.87	0.89

1 Monthly income statement items of foreign operations with a functional currency other than the Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG first quarter 2018 report, which will be available from 27 April 2018 under “Quarterly reporting” at www.ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison UBS Group AG consolidated versus UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group charge other legal entities within the Group for services provided, including a markup on costs incurred.

–   Going concern capital of UBS AG consolidated was lower than going concern capital of UBS Group AG consolidated as of 31 March 2018, reflecting lower additional tier 1 (AT1) capital, partly offset by higher common equity tier 1 (CET1) capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments that are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan awards related to the performance years 2014 to 2017. In the first quarter of 2018, the contractual terms of certain funding received from UBS Group AG have been adjusted to meet the additional AT1 capital eligibility criteria for UBS AG.

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 31.3.18			As of or for the quarter ended 31.12.17
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,698	7,823	(125)	7,122	7,242	(120)
Operating expenses	5,725	6,040	(315)	6,266	6,487	(221)
Operating profit / (loss) before tax	1,973	1,783	190	855	755	100
of which: Global Wealth Management	1,129	1,117	12	782	778	4
of which: Personal & Corporate Banking	419	420	(1)	392	393	(1)
of which: Asset Management	106	106	0	238	238	0
of which: Investment Bank	589	577	12	49	50	(1)
of which: Corporate Center	(270)	(437)	167	(605)	(704)	99
of which: Services	(35)	(210)	175	(155)	(252)	97
of which: Group ALM	(222)	(214)	(8)	(214)	(217)	3
of which: Non-core and Legacy Portfolio	(12)	(13)	1	(236)	(236)	0
Net profit / (loss)	1,516	1,371	144	(2,310)	(2,385)	75
of which: net profit / (loss) attributable to shareholders	1,514	1,370	144	(2,336)	(2,412)	76
of which: net profit / (loss) attributable to preferred noteholders		0	0		26	(26)
of which: net profit / (loss) attributable to non-controlling interests	1	1	0	27	0	27

Statement of comprehensive income
Other comprehensive income	(819)	(732)	(87)	184	187	(3)
of which: attributable to shareholders	(820)	(732)	(88)	(124)	(122)	(2)
of which: attributable to preferred noteholders		0	0		307	(307)
of which: attributable to non-controlling interests	0	0	0	309	2	307
Total comprehensive income	696	639	57	(2,125)	(2,198)	73
of which: attributable to shareholders	695	638	57	(2,461)	(2,534)	73
of which: attributable to preferred noteholders		0	0		333	(333)
of which: attributable to non-controlling interests	1	1	0	336	3	333

Balance sheet
Total assets	919,361	920,280	(919)	915,642	916,363	(721)
Total liabilities	868,056	869,430	(1,374)	864,371	865,588	(1,217)
Total equity	51,305	50,850	455	51,271	50,775	496
of which: equity attributable to shareholders	51,243	50,788	455	51,214	50,718	496
of which: equity attributable to preferred noteholders		0	0		0	0
of which: equity attributable to non-controlling interests	62	62	0	57	57	0

Capital information
Common equity tier 1 capital	33,151	33,424	(273)	32,671	33,240	(569)
Going concern capital	44,026	40,335	3,691	41,911	36,906	5,005
Risk-weighted assets	253,753	253,784	(32)	237,494	236,606	888
Common equity tier 1 capital ratio (%)	13.1	13.2	(0.1)	13.8	14.0	(0.2)
Going concern capital ratio (%)	17.3	15.9	1.5	17.6	15.6	2.0
Total loss-absorbing capacity ratio (%)	31.2	30.7	0.5	33.0	31.4	1.6
Leverage ratio denominator	882,469	883,676	(1,207)	886,116	887,189	(1,073)
Common equity tier 1 leverage ratio (%)	3.76	3.78	(0.03)	3.69	3.75	(0.06)
Going concern leverage ratio (%)	5.0	4.6	0.4	4.7	4.2	0.5
Total loss-absorbing capacity leverage ratio (%)	9.0	8.8	0.2	8.8	8.4	0.4

Significant regulated subsidiary and sub-group information

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Limited (standalone)		UBS Americas Holding LLC (consolidated)
	CHF million, except where indicated		CHF million, except where indicated		GBP million, except where indicated		USD million, except where indicated
As of or for the quarter ended	31.3.18	31.12.17	31.3.18	31.12.17	31.3.18	31.12.17[1]	31.3.18	31.12.17[1]

Financial information[2,3,4]
Income statement
Total operating income	2,454	1,835	2,046	2,053	204	138	3,295	3,079
Total operating expenses	2,165	2,409	1,612	1,671	171	139	2,868	2,809
Operating profit / (loss) before tax	289	(574)	434	382	33	(1)	426	270
Net profit / (loss)	321	(328)	337	293	24	(40)	436	(2,729)
Balance sheet
Total assets	464,305	476,977	289,372	290,310	36,182	35,569	140,915	140,797
Total liabilities	414,036	427,030	274,250	275,525	33,357	32,760	117,684	117,950
Total equity	50,269	49,947	15,122	14,785	2,825	2,809	23,231	22,847

Capital[5,6]
Common equity tier 1 capital	47,508	48,374	10,118	10,160	2,521	2,529	10,188	10,851
Additional tier 1 capital	6,911	3,666	3,000	3,000	235	235	2,141	1,196
Tier 1 capital	54,419	52,040	13,118	13,160	2,756	2,764	12,329	12,047
Total going concern capital	62,118	59,914	13,118	13,160
Tier 2 capital					671	685	719	722
Total gone concern loss-absorbing capacity			8,400	8,400
Total capital					3,427	3,449	13,048	12,769
Total loss-absorbing capacity			21,518	21,560

Risk-weighted assets and leverage ratio denominator[5,6]
Risk-weighted assets	288,194	277,529	94,311	92,894	10,778	10,473	50,485	49,587
Leverage ratio denominator	591,413	599,727	301,968	302,987	35,995	36,409	132,764	135,718

Capital and leverage ratios (%)[5,6]
Common equity tier 1 capital ratio	16.5	17.4	10.7	10.9	23.4	24.2	20.2	21.9
Tier 1 capital ratio					25.6	26.4	24.4	24.3
Going concern capital ratio	21.6	21.6	13.9	14.2
Total capital ratio					31.8	32.9	25.8	25.8
Total loss-absorbing capacity ratio			22.8	23.2
Leverage ratio[7]	10.5	10.0			7.7	7.6	9.3	8.9
Total loss-absorbing capacity leverage ratio			7.1	7.1

Liquidity[6,8,9]
High-quality liquid assets (billion)	85	87	69	69	6	6
Net cash outflows (billion)	67	66	55	48	1	1
Liquidity coverage ratio (%)	127	132	126	144	473	454

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[10]		0	64	69

1 Figures as of or for the quarter ended 31 December 2017 have been adjusted for consistency with the full year audited financial statements and / or local regulatory reporting, which were finalized after the publication of the UBS Group Annual Report 2017 and the 31 December 2017 Pillar 3 report on 9 March 2018.    2 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and Banking Ordinance), but does not represent interim financial statements under Swiss GAAP.    3 UBS Limited financial information is prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the EU, but does not represent interim financial statements under IFRS.    4 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent interim financial statements under US GAAP.    5 For UBS AG and UBS Switzerland AG, based on applicable transitional arrangements for Swiss systemically relevant banks (SRBs). For UBS Limited, based on Directive 2013/36/EU and Regulation 575/2013 (together known as CRD IV) and their related technical standards, as implemented within the UK by the Prudential Regulation Authority (PRA). For UBS Americas Holding LLC, based on applicable US Basel III rules.    6 Refer to the 31 March 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    7 For UBS AG, on the basis of going concern capital. On the basis of tier 1 capital for UBS Limited and UBS Americas Holding LLC.    8 There was no local disclosure requirement for UBS Americas Holding LLC as of 31 March 2018 and 31 December 2017.    9 For UBS Limited, the values represent an average of the month-end balances for the twelve months ending 31 March 2018 and 31 December 2017 in line with the European Banking Authority guidelines on the liquidity coverage ratio disclosure (EBA/GL/2017/01). Including PRA Pillar 2 requirements, the equivalent average ratio was 192% and 187% for 31 March 2018 and 31 December 2017, respectively.    10 Refer to the “Capital management” section of our Annual Report 2017 for more information on the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG have contributed a significant portion of their respective capital and provide substantial liquidity to subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of the entity to engage in new activities or take capital actions based on the results of those tests.

Standalone regulatory information for UBS AG, UBS Switzerland AG and UBS Limited as well as consolidated regulatory information for UBS Americas Holding LLC is provided in the 31 March 2018 Pillar 3 report – UBS Group AG and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG first quarter 2018 report, which will be available from 27 April 2018 under “Quarterly reporting” at www.ubs.com/investors.

UBS AG (consolidated) key figures
	As of or for the quarter ended
CHF million, except where indicated	31.3.18	31.12.17	31.3.17

Results
Operating income	7,823	7,242	7,560
Operating expenses	6,040	6,487	5,919
Operating profit / (loss) before tax	1,783	755	1,641
Net profit / (loss) attributable to shareholders	1,370	(2,412)	1,231

Key performance indicators[1]
Profitability and growth
Return on tangible equity (%)	12.5	(21.0)	10.8
Cost / income ratio (%)	77.0	88.5	78.3
Net profit growth (%)	11.3		72.7
Resources
Common equity tier 1 capital ratio (%)[2]	13.2	14.0	14.9
Common equity tier 1 leverage ratio (%)[2]	3.78	3.75	3.75
Going concern leverage ratio (%)[2]	4.6	4.2	4.2

Additional information
Profitability
Return on equity (%)	10.8	(18.6)	9.3
Return on risk-weighted assets, gross (%)[3]	12.8	12.4	13.6
Return on leverage ratio denominator, gross (%)[3]	3.5	3.3	3.4
Resources
Total assets	920,280	916,363	910,924
Equity attributable to shareholders	50,788	50,718	51,990
Common equity tier 1 capital[2]	33,424	33,240	33,137
Risk-weighted assets[2]	253,784	236,606	222,207
Going concern capital ratio (%)[2]	15.9	15.6	16.6
Total loss-absorbing capacity ratio (%)[2]	30.7	31.4	32.0
Leverage ratio denominator[2]	883,676	887,189	882,670
Total loss-absorbing capacity leverage ratio (%)[2]	8.8	8.4	8.1
Other
Invested assets (CHF billion)[4]	3,155	3,179	2,922
Personnel (full-time equivalents)[5]	46,433	46,009	55,972

1 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    2 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    3 Calculated as operating income before credit loss (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    4 Includes invested assets for Personal & Corporate Banking.    5 As of 31 March 2018, the breakdown of personnel by business division and Corporate Center unit was: Global Wealth Management: 23,325; Personal & Corporate Banking: 5,083; Asset Management: 2,335; Investment Bank: 4,666; Corporate Center – Services: 10,828; Corporate Center – Group ALM: 147; Corporate Center – Non-core and Legacy Portfolio: 51.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AoA                Articles of Association of UBS Group AG

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational pension plan

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCB                countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-backed security

COP                close-out period

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECAI                external credit assessment institution

ECB                 European Central Bank

ECL                  expected credit loss

EEPE                effective expected positive exposure

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                US Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading

FMIO               FINMA Ordinance on Financial Market Infrastructure

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

Abbreviations frequently used in our financial reports (continued)

H

HQLA              high-quality liquid assets

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  Limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments associated Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 ratings-based approach

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RniV                risks-not-in-VaR

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SESTA             Swiss Federal Act on Stock Exchanges and Securities Trading

SESTO             FINMA Ordinance on Stock Exchanges and Securities Trading

SFA                  supervisory formula approach

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SSFA                simplified supervisory formula approach

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

USD                 US dollar

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Appendix

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in English, this single-volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; a description of risk, treasury, capital management, corporate governance, corporate responsibility and our compensation framework, including information on compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Auszug aus dem Geschäftsbericht (SAP no. 80531): This publication provides the translation into German of selected sections of the Annual Report. Annual Review (SAP no. 80530): The booklet contains key information on our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in PDF at www.ubs.com/investors  in the “UBS Group AG and UBS AG consolidated financial information” section, and printed copies can be requested from UBS free of charge. For annual publications refer to www.ubs.com/investors  in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/
investors provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Results presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: Email alerts to news about UBS can be subscribed to under ”UBS News Alert” at www.ubs.com/investors. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov,  or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Call the SEC on +1‑800-SEC-0330 for more information on the operation of its public reference room. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes and adjusted results presented in the tables and text are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  April 23, 2018